Exhibit 99.1

CONTENIDO

2

Banco Santander Chile y Afiliadas

ESTADOS INTERMEDIOS DE SITUACIÓN FINANCIERA CONSOLIDADO

		Al 31 de marzo de	Al 31 de diciembre de
		2015	2014
	NOTA	MM$	MM$

ACTIVOS
Efectivo y depósitos en bancos	4	1.832.892	1.608.888
Operaciones con liquidación en curso	4	1.063.702	531.373
Instrumentos para negociación	5	298.862	774.815
Contratos de retrocompra y préstamos de valores		-	-
Contratos de derivados financieros	6	2.750.897	2.727.563
Adeudado por bancos	7	111.053	11.918
Créditos y cuentas por cobrar a clientes	8	22.867.024	22.179.938
Instrumentos de inversión disponibles para la venta	9	1.523.042	1.651.598
Instrumentos de inversión hasta el vencimiento		-	-
Inversiones en sociedades		18.338	17.914
Intangibles	10	39.428	40.983
Activo fijo	11	206.722	211.561
Impuestos corrientes	12	10.532	2.241
Impuestos diferidos	12	279.646	282.211
Otros activos	13	676.093	493.173
TOTAL ACTIVOS		31.678.231	30.534.176

PASIVOS
Depósitos y otras obligaciones a la vista	14	6.440.784	6.480.497
Operaciones con liquidación en curso	4	846.771	281.259
Contratos de retrocompra y préstamos de valores		225.590	392.126
Depósitos y otras captaciones a plazo	14	11.231.001	10.413.940
Contratos de derivados financieros		2.294.942	2.561.384
Obligaciones con bancos		770.518	1.231.601
Instrumentos de deuda emitidos	15	5.885.436	5.785.112
Otras obligaciones financieras	15	208.671	205.125
Impuestos corrientes	12	-	1.077
Impuestos diferidos	12	6.838	7.631
Provisiones		319.333	310.592
Otros pasivos	17	784.148	220.853
TOTAL PASIVOS		29.014.032	27.891.197

PATRIMONIO

Atribuible a tenedores patrimoniales del Banco:		2.627.538	2.609.896
Capital	19	891.303	891.303
Reservas	19	1.307.761	1.307.761
Cuentas de valoración	19	(23.592)	25.600
Utilidades retenidas		452.066	385.232
Utilidades retenidas de ejercicios anteriores		550.331	-
Utilidad del ejercicio		95.477	550.331
Menos: Provisión para dividendos mínimos		(193.742)	(165.099)
Interés no controlador	21	36.661	33.083
TOTAL PATRIMONIO		2.664.199	2.642.979

TOTAL PASIVOS Y PATRIMONIO		31.678.231	30.534.176

Estados Financieros Intermedios Consolidados Marzo 2015 / Banco Santander Chile 3

Banco Santander Chile y Afiliadas

ESTADOS INTERMEDIOS DEL RESULTADO CONSOLIDADO DEL PERÍODO

Por los períodos terminados el

		31 de marzo de
		2015	2014
	NOTA	MM$	MM$

RESULTADOS OPERACIONALES

Ingresos por intereses y reajustes	22	400.715	540.907
Gastos por intereses y reajustes	22	(127.296)	(227.414)

Ingreso neto por intereses y reajustes		273.419	313.493

Ingresos por comisiones	23	94.552	90.681
Gastos por comisiones	23	(39.091)	(34.917)

Ingreso neto por comisiones		55.461	55.764

Utilidad (pérdida) neta de operaciones financieras	24	(140.559)	29.542
Utilidad (pérdida) de cambio neta	25	181.550	3.430
Otros ingresos operacionales	30	5.108	5.510

Total ingresos operacionales		374.979	407.739

Provisiones por riesgo de crédito	26	(79.226)	(81.234)

INGRESO OPERACIONAL NETO		295.753	326.505

Remuneraciones y gastos del personal	27	(84.217)	(74.667)
Gastos de administración	28	(54.853)	(49.427)
Depreciaciones y amortizaciones	29	(12.134)	(13.467)
Deterioro	29	-	(13)
Otros gastos operacionales	30	(14.646)	(20.879)

Total gastos operacionales		(165.850)	(158.453)

RESULTADO OPERACIONAL		129.903	168.052

Resultado por inversiones en sociedades		485	287

Resultado antes de impuesto a la renta		130.388	168.339

Impuesto a la renta	12	(31.318)	(26.152)

UTILIDAD CONSOLIDADA DEL EJERCICIO		99.070	142.187

Atribuible a:
Tenedores patrimoniales del Banco		95.477	141.843
Interés no controlador	21	3.593	344
Utilidad por acción atribuible a tenedores patrimoniales del Banco:
(expresada en pesos)
Utilidad básica	19	0,507	0,753
Utilidad diluida	19	0,507	0,753

Estados Financieros Intermedios Consolidados Marzo 2015 / Banco Santander Chile 4

Banco Santander Chile y Afiliadas

ESTADOS INTERMEDIOS DE OTRO RESULTADO INTEGRAL CONSOLIDADO DEL PERÍODO

Por los períodos terminados el

		31 de marzo de
		2015	2014
	NOTA	MM$	MM$

UTILIDAD CONSOLIDADA DEL EJERCICIO		99.070	142.187

OTROS RESULTADOS INTEGRALES QUE SE RECLASIFICARÁN AL RESULTADO DEL EJERCICIO

Instrumentos de inversión disponibles para la venta	9	(6.441)	8.381
Coberturas de flujo de efectivo	19	(56.410)	(8.528)

Otros resultados integrales que se reclasificarán al resultado del ejercicio, antes de impuesto a la renta		(62.851)	(147)

Impuesto a la renta relacionado con otros resultados integrales que se reclasificarán al resultado del ejercicio	12	13.655	29

Total de otros resultados integrales que se reclasificarán al resultado del ejercicio		(49.196)	(118)

OTROS RESULTADOS INTEGRALES QUE NO SE RECLASIFICARÁN AL RESULTADO DEL EJERCICIO

TOTAL OTROS RESULTADOS INTEGRALES CONSOLIDADOS DEL EJERCICIO		49.874	142.069

Atribuible a :
Tenedores patrimoniales del Banco		46.285	141.738
Interés no controlador	22	3.589	331

Estados Financieros Intermedios Consolidados Marzo 2015 / Banco Santander Chile 5

Banco Santander Chile y Afiliadas

ESTADOS INTERMEDIOS DE CAMBIOS EN EL PATRIMONIO CONSOLIDADO

Por los períodos terminados el 31 de marzo de 2015 y 2014

		RESERVAS		CUENTAS DE VALORACION			UTILIDADES RETENIDAS
	Capital	Reservas y otras utilidades retenidas	Fusión de sociedades bajo control común	Instrumentos de Inversión disponibles para la venta	Coberturas de flujo de efectivo	Impuesto a la renta	Utilidades retenidas de períodos anteriores	Utilidades del ejercicio	Provisión para dividendo mínimo	Total atribuible a tenedores patrimoniales	Interés no controlador	Total Patrimonio
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Saldos al 31 de diciembre de 2013	891.303	1.133.215	(2.224)	802	(8.257)	1.491	-	441.926	(132.578)	2.325.678	28.504	2.354.182
Distribución resultado ejercicio anterior	-	-	-	-	-	-	441.926	(441.926)	-	-	-	-
Saldos al 1 de enero de 2013	891.303	1.133.215	(2.224)	802	(8.257)	1.491	441.926	-	(132.578)	2.325.678	28.504	2.354.182
Aumento o disminución de capital y reservas	-	-	-	-	-	-	-	-	-	-	-	-
Dividendos/retiros realizados	-	-	-	-	-	-	-	-	-	-	-	-
Otros movimientos patrimoniales	-	-	-	-	-	-	-	-	-	-	-	-
Provisiones para dividendos mínimos	-	-	-	-	-	-	-	-	(42.553)	(42.553)	12	(42.541)
Subtotales	-	-	-	-	-	-	-	-	(42.553)	(42.553)	12	(42.541)
Otros resultados integrales	-	-	-	8.397	(8.528)	26	-	-	-	(105)	(13)	(118)
Resultado del ejercicio	-	-	-	-	-	-	-	141.843	-	141.843	344	142.187
Subtotales	-	-	-	8.397	(8.528)	26	-	141.843	-	141.738	331	142.069
Patrimonio al 31 de marzo de 2014	891.303	1.133.215	(2.224)	9.199	(16.785)	1.517	441.926	141.843	(175.131)	2.424.863	28.847	2.453.710

Patrimonio al 31 de diciembre de 2014	891.303	1.309.985	(2.224)	21.680	10.725	(6.805)	-	550.331	(165.099)	2.609.896	33.083	2.642.979
Distribución resultado ejercicio anterior	-	-	-	-	-	-	550.331	(550.331)	-	-	-	-
Saldos al 1 de enero de 2015	891.303	1.309.985	(2.224)	21.680	10.725	(6.805)	550.331	-	(165.099)	2.609.896	33.083	2.642.979
Aumento o disminución de capital y reservas	-	-	-	-	-	-	-	-	-	-	(11)	(11)
Dividendos/retiros realizados	-	-	-	-	-	-	-	-	-	-	-	-
Otros movimientos patrimoniales	-	-	-	-	-	-	-	-	-	-	-	-
Provisión para dividendos mínimos	-	-	-	-	-	-	-	-	(28.643)	(28.643)	-	(28.643)
Subtotales	-	-	-	-	-	-	-	-	(28.643)	(28.643)	(11)	(28.654)
Otros resultados integrales	-	-	-	(6.436)	(56.410)	13.654	-	-	-	(49.192)	(4)	(49.196)
Resultado del ejercicio	-	-	-	-	-	-	-	95.477	-	95.477	3.593	99.070
Subtotales	-	-	-	(6.436)	(56.410)	13.654	-	95.477	-	46.285	3.589	49.874
Saldos al 31 de marzo de 2015	891.303	1.309.985	(2.224)	15.244	(45.685)	6.849	550.331	95.477	(193.742)	2.627.538	36.661	2.664.199

Estados Financieros Intermedios Consolidados Marzo 2015 / Banco Santander Chile 6

Banco Santander Chile y Afiliadas

ESTADOS INTERMEDIOS DE FLUJOS DE EFECTIVO CONSOLIDADO

Por los períodos terminados el

		31 de marzo de
		2015	2014
	NOTA	MM$	MM$

A – FLUJOS DE EFECTIVO DE LAS ACTIVIDADES DE OPERACIÓN:
UTILIDAD CONSOLIDADA ANTES DE IMPUESTO A LA RENTA		130.388	168.339
Cargos (abonos) a resultados que no significan movimiento de efectivo		(387.784)	(310.901)
Depreciaciones y amortizaciones	29	12.134	13.467
Deterioro de activo fijo	11	-	13
Provisiones por activos riesgosos	26	95.369	95.655
Provisión ajuste a valor de mercado de inversiones		(6.085)	(4.631)
Utilidad por inversiones en sociedades		(485)	(287)
Utilidad en venta de bienes recibidos en pago	30	(3.060)	(4.689)
Provisiones por bienes recibidos en pago		2.826	1.518
Utilidad en venta de activos fijos	30	(81)	(87)
Castigo de bienes recibidos en pago	30	1.324	957
Ingresos netos por intereses	22	(273.419)	(313.493)
Ingresos netos comisiones	23	(55.461)	(55.764)
Otros cargos (abonos) a resultado que no significan movimientos de efectivo		(162.618)	(78.390)
Cambios en los activos y pasivos por impuestos diferidos	12	1.772	34.830
Aumento/disminución de activos y pasivos de operación		440.097	(98.661)
Disminución (aumento) de créditos y cuentas por cobrar a clientes		(687.086)	(433.478)
Disminución (aumento) de inversiones financieras		604.509	(280.703)
Disminución (aumento) por contratos de retrocompra (activos)		-	17.469
Disminución (aumento) de adeudados por bancos		(99.135)	121.139
Disminución (aumento) de bienes recibidos o adjudicados en pago		(1.587)	2.029
Aumento de acreedores en cuentas corrientes		10.706	94.228
Aumento (disminución) de depósitos y otras captaciones a plazo		817.061	(34.672)
Aumento (disminución) de obligaciones con bancos del país		(66.006)	49.500
Aumento (disminución) de otras obligaciones a la vista o a plazo		(50.419)	(104.617)
Aumento (disminución) de obligaciones con bancos del exterior		(395.051)	127.858
Aumento (disminución) de obligaciones con el Banco Central de Chile		(26)	(36)
Aumento (disminución) por contratos de retrocompra (pasivos)		(166.536)	(15.185)
Aumento (disminución) por otras obligaciones financieras		3.546	11.259
Aumento neto de otros activos y pasivos		11.655	4.795
Rescate de letras de crédito		(1.551)	(7.590)
Emisión de bonos corrientes		162.455	259.490
Rescate de bonos corrientes y pago de intereses		-	(359.812)
Intereses y reajustes percibidos		400.715	618.715
Intereses y reajustes pagados		(127.296)	(198.662)
Comisiones percibidas	23	94.552	90.681
Comisiones pagadas	23	(39.091)	(34.917)
Impuesto a la renta	12	(31.318)	(26.152)
Total flujos generados (utilizados) en actividades operacionales		182.701	(241.223)

Estados Financieros Intermedios Consolidados Marzo 2015 / Banco Santander Chile 7

Banco Santander Chile y Afiliadas

ESTADOS INTERMEDIOS DE FLUJOS DE EFECTIVO CONSOLIDADO

Por los períodos terminados el

		Al 31 de marzo de
		2015	2014
	NOTA	MM$	MM$

B – FLUJO DE EFECTIVO DE LAS ACTIVIDADES DE INVERSION:
Adquisiciones de activos fijos	11	(3.273)	(2.883)
Enajenaciones de activos fijos		9	46
Adquisiciones de inversiones en sociedades		-	-
Enajenaciones de inversiones en sociedades		-	-
Adquisiciones de activos intangibles	10	(2.474)	(2.715)
Total flujos generados (utilizados) en actividades de inversión		(5.738)	(5.552)

C – FLUJO DE EFECTIVO DE LAS ACTIVIDADES DE FINANCIAMIENTO:
Originados por actividades de financiamiento de tenedores patrimoniales		-	(82)
Aumento otras obligaciones		-	-
Rescate de bonos subordinados y pago de intereses		-	(82)
Originados por actividades de financiamiento del interés no controlador		-	-
Dividendos y/o retiros pagados		-	-
Total flujos utilizados en actividades de financiamiento		-	(82)

D – VARIACION EFECTIVO Y EFECTIVO EQUIVALENTE DURANTE EL EJERCICIO		176.963	(246.857)

E – EFECTO DE LAS VARIACIONES DE LOS TIPO DE CAMBIO		13.858	6.787

F – SALDO INICIAL DE EFECTIVO Y EQUIVALENTE DE EFECTIVO		1.859.002	1.899.508

SALDO FINAL DE EFECTIVO Y EQUIVALENTE DE EFECTIVO	4	2.049.823	1.659.438

	Al 31 de marzo de
Conciliación de provisiones para el Estado Intermedio de Flujos de Efectivo Consolidado del período	2015	2014
	MM$	MM$

Provisiones por riesgo crédito para el Estado de Flujos de Efectivo	95.369	95.655
Recuperación de créditos castigados	(16.143)	(16.143)
Gasto por provisiones por riesgo crédito	79.226	81.234

Estados Financieros Intermedios Consolidados Marzo 2015 / Banco Santander Chile 8

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2015 Y 2014 Y AL 31 DE DICIEMBRE DE 2014

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS

INFORMACIÓN CORPORATIVA

Banco Santander Chile (ex–Banco Santiago) es una sociedad anónima bancaria, organizada bajo las leyes de la República de Chile, domiciliada en calle Bandera N°140 Santiago, que provee una amplia gama de servicios bancarios generales a sus clientes, que son desde personas a grandes corporaciones. Banco Santander Chile y sus afiliadas (conjuntamente referidas más adelante como “Banco” o “Banco Santander Chile”) ofrecen servicios bancarios comerciales y de consumo, además de otros servicios, incluyendo factoring, recaudaciones, leasing, valores y corretaje de seguros, fondos mutuos y administración de fondos de inversión e inversiones bancarias.

Banco Santander España controla a Banco Santander Chile a través de su participación en Teatinos Siglo XXI Inversiones Ltda. y Santander Chile Holding S.A., las cuales son subsidiarias controladas por Banco Santander España. Al 31 de marzo de 2015, Banco Santander España posee o controla directa e indirectamente el 99,5% de Santander Chile Holding S.A. y el 100% de Teatinos Siglo XXI Inversiones Ltda. Esto otorga a Banco Santander España el control sobre el 67,18% de las acciones del Banco.

a)	Bases de preparación

Los presentes Estados Financieros Intermedios Consolidados han sido preparados de acuerdo al Compendio de Normas Contables e instrucciones emitidas por la Superintendencia de Bancos e Instituciones Financieras (SBIF), organismo fiscalizador que de acuerdo al Artículo 15 de la Ley General de Bancos establece que los bancos deben utilizar los criterios contables dispuestos por esa Superintendencia y en todo aquello que no sea tratado por ella si no se contrapone con sus instrucciones, deben ceñirse a los criterios contables de general aceptación, que corresponden a las normas técnicas emitidas por el Colegio de Contadores de Chile A.G., coincidentes con las normas internacionales de contabilidad e información financiera (NIIF o IFRS, por sus siglas en inglés) acordados por el International Accounting Standards Board (IASB). En caso de existir discrepancias entre los principios contables y los criterios contables emitidos por la SBIF (Compendio de Normas Contables e instrucciones) primarán estos últimos.

Para los propósitos de estos Estados Intermedios Financieros Intermedios Consolidados, el Banco utiliza ciertos términos y convenciones para las monedas. “USD” hace referencia a “dólar americano”, “EUR” hace referencia a “euro”, “CNY” hace referencia a “yuan chino”, “CHF” hace referencia a “franco suizo”, y “UF” hace referencia a “unidad de fomento”.

Las notas a los Estados Intermedios Financieros Intermedios Consolidados, contienen información adicional a la presentada en los Estados Intermedios de Situación Financiera Consolidado, en los Estados Intermedios del Resultado Consolidado, Estados Intermedios de Otro Resultado Integral Consolidado, Estados Intermedios de Cambios en el Patrimonio Consolidado y en los Estados Intermedios de Flujos de Efectivo Consolidado. En ellas se suministra descripciones narrativas o desagregación de tales estados en forma clara, relevante, fiable y comparable.

b)	Bases de preparación de los Estados Financieros

Los Estados Financieros Intermedios Consolidados al 31 de marzo de 2015 y 2014 y al 31 de diciembre de 2014, incorporan los estados financieros del Banco y las sociedades controladas (subsidiarias). El control se obtiene cuando el Banco está expuesto, o tiene derecho, a rendimientos variables procedentes de su implicación en la participada y tiene la capacidad de influir en esos rendimientos a través de su poder sobre ésta. Específicamente, el Banco controla una participada si y sólo si éste reúne todos los elementos siguientes:

i.	poder sobre la participada (es decir, posee derechos que le otorgan la capacidad presente de dirigir las actividades relevantes de la participada);

ii.	exposición, o derecho, a rendimientos variables procedentes de su implicación en la participada;
iii.	y capacidad de utilizar su poder sobre la participada para influir en el importe de los rendimientos del inversor.

Cuando el Banco tiene menos de la mayoría de los derechos de voto sobre una participada, pero dichos derechos de voto son suficientes para tener la capacidad factible de dirigir unilateralmente las actividades relevantes, entonces se concluirá que el Banco tiene el control. El Banco considera todos los factores y circunstancias relevantes en la evaluación si los derechos de voto son suficientes para obtener el control, estos incluyen:

•	La cuantía de los derechos a voto que posee el Banco en relación a la cuantía y dispersión de los que mantienen otros tenedores de voto.
•	Los derechos de voto potenciales mantenidos por el inversor, otros tenedores de voto u otras partes.
•	Derechos que surgen de otros acuerdos contractuales.

Estados Financieros Intermedios Consolidados Marzo 2015 / Banco Santander Chile 9

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2015 Y 2014 Y AL 31 DE DICIEMBRE DE 2014

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

•	Cualesquiera hechos y circunstancias adicionales que indiquen que el inversor tiene, o no tiene, la capacidad presente de dirigir las actividades relevantes en el momento en que esas decisiones necesiten tomarse, incluyendo los patrones de conducta de voto en reuniones de accionistas anteriores.

El Banco reevalúa si tiene o no el control sobre una participada cuando los hechos o circunstancias indican que existen cambios en uno o más de los elementos de control arriba listados.

Las pérdidas de control dan lugar a una baja de las cuentas de activo y pasivos de la entidad que ha dejado de ser subsidiaria del Estado Intermedio de Situación Financiera Consolidado y el reconocimiento de la pérdida o ganancia asociada a la pérdida de control.

Los Estados Financieros Intermedios Consolidados, comprenden los estados financieros separados (individuales) del Banco y de las sociedades que participan en la consolidación, e incluyen los ajustes y reclasificaciones necesarios para homogenizar las políticas contables y criterios de valoración aplicados por el Banco, junto con la eliminación todos los saldos y transacciones entre las sociedades consolidadas.

Adicionalmente, la participación de terceros en el patrimonio del Banco consolidado es presentada como “Interés no controlador” en el Estado Intermedio de Situación Financiera Consolidado. Su participación en las utilidades del año es presentada como “Utilidad atribuible a interés no controlador” en el Estados Intermedios de Situación Financiera Consolidado.

La siguiente tabla muestra la composición de las entidades sobre las cuales el Banco tiene la capacidad de ejercer control, por lo tanto forman parte del perímetro de consolidación:

i.	Entidades controladas por el Banco a través de la participación en patrimonio

			Porcentaje de participación
			Al 31 de marzo de			Al 31 de diciembre de			Al 31 de marzo de
		Lugar de	2015			2014			2014
		Incorporación y	Directo	Indirecto	Total	Directo	Indirecto	Total	Directo	Indirecto	Total
Nombre de subsidiaria	Actividad Principal	operación	%	%	%	%	%	%	%	%	%

Santander Corredora de Seguros Limitada	Corretaje de seguros	Santiago, Chile	99,75	0,01	99,76	99,75	0,01	99,76	99,75	0,01	99,76
Santander S.A. Corredores de Bolsa	Corretaje de instrumentos financieros	Santiago, Chile	50,59	0,41	51,00	50,59	0,41	51,00	50,59	0,41	51,00
Santander Agente de Valores Limitada	Corretaje de valores	Santiago, Chile	99,03	-	99,03	99,03	-	99,03	99,03	-	99,03
Santander S.A. Sociedad Securitizadora	Adquisición de créditos y emisión de títulos de deuda	Santiago, Chile	99,64	-	99,64	99,64	-	99,64	99,64	-	99,64
Santander Servicios de Recaudación y Pagos Limitada (*)	Sociedad de apoyo, efectuar pagos y recibir valores	Santiago, Chile	-	-	-	-	-	-	99,90	0,10	100,00

(*)	A partir del 1 de mayo de 2014 esta sociedad fue absorbida por el Banco, esta operación fue autorizada por SBIF con fecha 26 de marzo de 2014.

El detalle de las participaciones no controladoras se observa en la Nota 21 Interés no controlador.

ii.	Entidades controladas por el Banco a través de otras consideraciones

Al 31 de marzo de 2015 y 2014 y al 31 de diciembre de 2014, las siguientes sociedades han sido consolidadas basados en que las actividades relevantes (sociedades de apoyo al giro) de éstas son determinadas por el Banco y por ende, éste ejerce control:

•	Santander Gestión de Recaudación y Cobranza Limitada
•	Multinegocios S.A.
•	Servicios Administrativos y Financieros Limitada
•	Multiservicios de Negocios Limitada
•	Bansa Santander S.A.
•	Fiscalex Limitada (*)

(*) A partir del 1 de agosto de 2014, Fiscalex Limitada fue absorbida por Santander Gestión de Recaudación y Cobranza Limitada.

Estados Financieros Intermedios Consolidados Marzo 2015 / Banco Santander Chile 10

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2015 Y 2014 Y AL 31 DE DICIEMBRE DE 2014

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

iii.	Entidades asociadas

Las entidades asociadas son aquellas entidades sobre las que el Banco tiene capacidad para ejercer una influencia significativa, aunque no control o control conjunto. Habitualmente, esta capacidad se manifiesta en una participación igual o superior al 20% de los derechos de voto de la entidad y se valorizan por el “método de la participación”.

Las siguientes entidades son consideradas “Entidades asociadas”, en las cuales el Banco tiene participación y son reconocidas a través del método de participación:

			Porcentaje de participación
			Al 31 de marzo de	Al 31 de diciembre de	Al 31 de marzo de
		Lugar de	2015	2014	2014
Nombre Asociadas	Actividad principal	Incorporación y operación	%	%	%
Redbanc S.A.	Servicios de cajeros automáticos	Santiago, Chile	33,43	33,43	33,43
Transbank S.A.	Servicios de tarjetas de crédito y debito	Santiago, Chile	25,00	25,00	25,00
Centro de Compensación Automatizado S.A.	Servicios de transferencias electrónicas de fondos y compensación	Santiago, Chile	33,33	33,33	33,33
Sociedad Interbancaria de Depósito de Valores S.A.	Depósito de valores de oferta pública	Santiago, Chile	29,29	29,29	29,28
Cámara Compensación de Alto Valor S.A.	Compensación de pagos	Santiago, Chile	14,14	14,14	14,14
Administrador Financiero del Transantiago S.A.	Administración de medios de acceso	Santiago, Chile	20,00	20,00	20,00
Sociedad Nexus S.A.	Procesador de tarjetas de créditos	Santiago, Chile	12,90	12,90	12,90
Servicios de Infraestructura de Mercado OTC S.A.	Administración de la infraestructura de mercado financiero de instrumentos derivados	Santiago, Chile	11,48	11,11	11,11

En el caso de Nexus S.A. y Cámara Compensación de Alto Valor S.A., Banco Santander Chile posee un representante en el Directorio de dichas sociedades, razón por la cual la Administración ha concluido que ejerce influencia significativa sobre las mismas.

En el caso de Servicios de Infraestructura de Mercado OTC S.A. el Banco participa, a través de sus ejecutivos, activamente en la administración y en el proceso de organización y puesta en marcha de esta sociedad, razón por la cual la Administración ha concluido que ejerce influencia significativa sobre la misma.

iv.	Inversiones en otras sociedades

En este rubro son presentadas aquellas entidades en las cuales el Banco no posee control ni influencia significativa. Estas participaciones son presentadas al valor de compra (costo histórico).

c)	Interés no controlador

El interés no controlador representa la porción de las pérdidas y ganancias y los activos netos, de los cuales, directa o indirectamente, el Banco no es dueño. Es presentado separadamente dentro del Estado del Resultado Consolidado, y dentro del patrimonio en el Estado Intermedio de Situación Financiera Consolidado, separadamente del patrimonio de los accionistas.

En el caso de las Entidades controladas a través de otras consideraciones, el 100% de sus Resultados y Patrimonios es presentado en interés no controlador, debido a que el Banco solamente tiene control sobre éstas, pero no posee participación.

d)	Segmentos de operación

El Banco revela por separado la información sobre cada uno de los segmentos de operación que:

i.	haya identificado
ii.	exceda los umbrales cuantitativos fijados de un segmento

Estados Financieros Intermedios Consolidados Marzo 2015 / Banco Santander Chile 11

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2015 Y 2014 Y AL 31 DE DICIEMBRE DE 2014

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

Con frecuencia, los segmentos de operación con características económicas similares muestran un rendimiento financiero a largo plazo que es similar. Pueden agregarse dos o más segmentos de operación en uno, sólo cuando la agregación resulte coherente con el principio básico de la Norma Internacional de Información Financiera 8 “Segmentos de Operación” (NIIF 8) y los segmentos tengan características económicas parecidas y sean similares en cada uno de los siguientes aspectos:

i.	la naturaleza de los productos y servicios;
ii.	la naturaleza de los procesos de producción;
iii.	el tipo o categoría de clientes a los que se destinan sus productos y servicios;
iv.	los métodos usados para distribuir sus productos o prestar servicios; y
v.	si fuera aplicable, la naturaleza del marco normativo, por ejemplo, bancario, de seguros, o de servicios públicos.

El Banco informa por separado sobre cada uno de los segmentos de operación que alcance alguno de los siguientes umbrales cuantitativos:

i.	Sus ingresos de las actividades ordinarias informados, incluyendo tanto las ventas a clientes externos como las ventas o transferencias ínter segmentos, son iguales o superiores al 10 por ciento de los ingresos de las actividades ordinarias combinadas, internos y externos, de todos los segmentos de operación.
ii.	El importe de sus resultados informados es, en términos absolutos, igual o superior al 10 por ciento del importe que sea mayor entre (i) la ganancia combinada informada por todos los segmentos de operación que no hayan presentado pérdidas; y (ii) la pérdida combinada informada por todos los segmentos de operación que hayan presentado pérdidas.
iii.	Sus activos son iguales o superiores al 10 por ciento de los activos combinados de todos los segmentos de operación.

Los segmentos de operación que no alcancen ninguno de los umbrales cuantitativos se podrán considerar segmentos sobre los que debe informarse, en cuyo caso se revelará la información separada sobre los mismos, si la dirección estima que ella podría ser útil para los usuarios de los Estados Financieros Intermedios Consolidados.

La información relativa a otras actividades de negocio de los segmentos de operación sobre los que no deba informarse se combina y se revela dentro de la categoría “Otros”.

De acuerdo con lo presentado, los segmentos del Banco se derivaron considerando que un segmento de operación es un componente de una unidad que:

i.	Contrata actividades de negocio de las cuales puede ganar ingresos e incurrir en gastos (incluyendo ingresos y gastos de transacciones con otros componentes de la misma entidad);
ii.	Sus resultados operacionales son regularmente revisados por el administrador de la entidad, quien toma decisiones acerca de los recursos designados al segmento y evalúa su rendimiento; y
iii.	En relación al cual se dispone de información financiera diferenciada.

e)	Moneda funcional y de presentación

El Banco, de acuerdo a la aplicación de la Norma Internacional de Contabilidad 21 “Efectos de las Variaciones en las Tasas de Cambio de la Moneda Extranjera” (NIC 21), ha definido como moneda funcional y de presentación el Peso Chileno, que es la moneda del entorno económico primario en el cual opera el Banco, además obedece a la moneda que influye en la estructura de costos e ingresos.

Por lo tanto, todos los saldos y transacciones denominados en otras monedas diferentes al Peso Chileno son considerados como “moneda extranjera”.

f)	Transacciones en moneda extranjera

El Banco realiza operaciones en montos denominados en monedas extranjeras, principalmente en Dólares Americanos. Los activos y pasivos denominados en moneda extranjera, mantenidos por el Banco y Afiliadas son convertidos a Pesos Chilenos al tipo de cambio de mercado representativo del cierre del mes informado (publicado por Reuters a las 1:30 p.m.), el cual asciende a $ 625,33 por US$ 1 para marzo de 2015 ($ 549,55 por US$ para marzo de 2014 y $608,33 por US$1 para diciembre de 2014).

Estados Financieros Intermedios Consolidados Marzo 2015 / Banco Santander Chile 12

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2015 Y 2014 Y AL 31 DE DICIEMBRE DE 2014

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

El monto de las ganancias y pérdidas netas de cambio incluye el reconocimiento de los efectos de las variaciones en el tipo de cambio que tienen activos y pasivos denominados en monedas extranjeras y las ganancias o pérdidas por cambio de actuales y futuras transacciones tomadas por el Banco.

g)	Definiciones y clasificaciones de instrumentos financieros

i.	Definiciones

Un “Instrumento Financiero” es cualquier contrato que aumenta un activo financiero de una entidad y, simultáneamente, un pasivo financiero o instrumento de capital de otra entidad.

Un “Instrumento de Capital” es un ente jurídico que evidencia una participación residual en los activos de la entidad que lo emite una vez deducidos todos sus pasivos.

Un “Derivado Financiero” es un instrumento financiero cuyo valor cambia como respuesta a los cambios en una variable observable de mercado (tal como un tipo de interés, de cambio, el precio de un instrumento financiero o un índice de mercado, incluyendo las calificaciones crediticias), cuya inversión inicial es muy pequeña en relación a otros instrumentos financieros con respuesta similar a los cambios en las condiciones de mercado y que se liquida, generalmente, en una fecha futura.

Los “Instrumentos Financieros Híbridos” son contratos que incluyen simultáneamente un contrato principal diferente de un derivado junto con un derivado financiero, denominado derivado implícito, que no es individualmente transferible y que tiene el efecto de que algunos de los flujos de efectivo del contrato híbrido varían de la misma manera que lo haría el derivado implícito considerado aisladamente.

ii.	Clasificación de los activos financieros a efectos de valoración

Los activos financieros se presentan agrupados, en primer lugar, dentro de las diferentes categorías en las que se clasifican a efectos de su gestión y valoración.

Los activos financieros se incluyen a efectos de su valoración en alguna de las siguientes carteras:

-	Cartera de instrumentos para negociación (a valor razonable con cambios en resultados): Activos financieros adquiridos con el objeto de beneficiarse a corto plazo de las variaciones que experimenten sus precios. Dentro de esta agrupación se encuentra la cartera de instrumentos para negociación y los contratos de derivados financieros que no se consideran de cobertura contable.

-	Cartera de instrumentos de inversión disponibles para la venta: Valores representativos de deuda no clasificados como “inversión hasta el vencimiento”, “inversiones crediticias” o “a valor razonable con cambios en el Estado Intermedio del Resultado Consolidado”. Los instrumentos de inversión disponibles para la venta son reconocidos inicialmente al costo, el cual incluye los costos de transacción, y son posteriormente ajustados a su valor razonable según los precios de mercado o valorizaciones obtenidas del uso de modelos internos cuando corresponda. Las utilidades o pérdidas no realizadas originadas por el cambio en el valor razonable son reconocidas con cargo o abono a “cuentas de valoración” dentro de Otro Resultado Integral en el patrimonio. Cuando estas inversiones son enajenadas o se deterioran, el monto de los ajustes a valor razonable acumulados en Otro Resultado Integral son traspasados al Estado Intermedio de Resultados Consolidado bajo “Utilidad neta de operaciones financieras”.

-	Cartera de instrumentos de inversión hasta el vencimiento: Valores representativos de deuda, que se negocien en un mercado activo, que tienen una fecha de vencimiento precisa y dan lugar a pagos en fecha y por cuantías fijas o predeterminables y sobre los que se tiene la intención y capacidad demostrada de mantenerlos hasta el vencimiento. Las inversiones hasta el vencimiento se registran a su valor de costo más intereses y reajustes devengados, menos las provisiones por deterioro constituidas cuando su monto registrado es superior al valor presente de los flujos de caja futuros estimados.

-	Inversiones crediticias (créditos y cuentas por cobrar a clientes o adeudado por bancos): Corresponden al financiamiento concedido a terceros, de acuerdo con la naturaleza del mismo, sea cual sea la naturaleza del prestatario y la forma de financiamiento concedido. Se incluyen créditos y cuentas por cobrar a clientes, adeudado por bancos e incluso las operaciones de arrendamiento financiero en las que el Banco actúa como arrendador.

Estados Financieros Intermedios Consolidados Marzo 2015 / Banco Santander Chile 13

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2015 Y 2014 Y AL 31 DE DICIEMBRE DE 2014

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

iii.	Clasificación de activos financieros a efectos de presentación

Los activos financieros se incluyen, a efectos de su presentación, según su naturaleza en los Estados, en las siguientes partidas:

-	Efectivo y depósitos en bancos: Este rubro comprende el dinero en efectivo, las cuentas corrientes y los depósitos a la vista en el Banco Central de Chile y en otras entidades financieras del país y del exterior. Los montos colocados en operaciones overnight se seguirán informando en este rubro y en las líneas o ítems que correspondan. Si no se indica un ítem especial para esas operaciones, ellas se incluirán junto con las cuentas que se informan.

-	Operaciones con liquidación en curso: Este rubro comprende los valores de los documentos en canje y los saldos por operaciones realizadas que, de acuerdo con lo pactado, no se liquidan el mismo día y compra de divisas que aún no se reciben.

-	Instrumentos para negociación: Comprende la cartera de instrumentos financieros para negociación y las inversiones en fondos mutuos que deben ser ajustadas a su valor razonable.

-	Contratos de derivados financieros: En este rubro se presentan los contratos de derivados financieros con valores razonables positivos. Incluye tanto los contratos independientes, como los derivados que deben y pueden ser separados de un contrato anfitrión, sean estos de negociación o de cobertura contable, tal como se muestra en la Nota 6.

-	Derivados de negociación: incluye el valor razonable a favor del Banco de los derivados financieros que no formen parte de coberturas contables, incluido los derivados implícitos segregados de instrumentos financieros híbridos.

-	Derivados de cobertura: incluye el valor razonable a favor del Banco de los derivados designados como instrumentos de cobertura contable, incluido los derivados implícitos segregados de instrumentos financieros híbridos designados como instrumentos de cobertura contable.

-	Adeudado por bancos: En este rubro se presentan los saldos de las operaciones con bancos del país y del exterior, incluido el Banco Central de Chile, distintas de las que se reflejan en los rubros anteriores.

-	Créditos y cuentas por cobrar a clientes: Corresponden a las colocaciones por préstamos, son activos financieros no derivados con cobros fijos o determinados que no se encuentran cotizados en un mercado activo y que el Banco no tiene intención de vender inmediatamente o en el corto plazo. Cuando el Banco es el arrendador en un contrato de arrendamiento y transfiere substancialmente todos los riesgos y beneficios incidentales sobre el activo arrendado, la transacción se presenta dentro de las colocaciones por préstamos.

-	Instrumentos de inversión: Son clasificados en dos categorías: inversiones hasta el vencimiento e instrumentos disponibles para la venta. La categoría de inversiones hasta el vencimiento incluye sólo aquellos instrumentos en que el Banco tiene la capacidad e intención de mantenerlos hasta su fecha de vencimiento. Los demás instrumentos de inversión se consideran como disponibles para la venta.

iv.	Clasificación de pasivos financieros a efectos de valoración

Los pasivos financieros se presentan agrupados, en primer lugar, dentro de las diferentes categorías en las que se clasifican a efectos de su gestión y valoración.

Los pasivos financieros se incluyen a efectos de su valoración en alguna de las siguientes carteras:

-	Cartera de negociación (a valor razonable con cambios en resultados): Pasivos financieros emitidos con el objetivo de beneficiarse a corto plazo de las variaciones que experimenten sus precios, los derivados financieros que no se consideran de cobertura contable y los pasivos financieros originados por la venta en firme de activos financieros adquiridos temporalmente o recibidos en préstamo (“posiciones cortas de valores”).

-	Pasivos financieros a costo amortizado: Pasivos financieros que no se incluyen en ninguna de las categorías anteriores y que responden a las actividades típicas de captación de fondos de las entidades financieras, cualquiera que sea su forma de instrumentalización y su plazo de vencimiento.

Estados Financieros Intermedios Consolidados Marzo 2015 / Banco Santander Chile 14

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2015 Y 2014 Y AL 31 DE DICIEMBRE DE 2014

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

v.	Clasificación de pasivos financieros a efectos de presentación

Los pasivos financieros se incluyen, a efectos de su presentación según su naturaleza en los Estados Financieros, en las siguientes partidas:

-	Depósitos y otras obligaciones a la vista: En este rubro se incluyen todas las obligaciones a la vista, con excepción de las cuentas de ahorro a plazo, que por sus características especiales no se consideran a la vista. Se entiende que son obligaciones a la vista aquellas cuyo pago pudo ser requerido en el período, es decir, no se consideran a la vista aquellas operaciones que pasan a ser exigibles el día siguiente del cierre.

-	Operaciones con liquidación en curso: En este rubro se incluyen los saldos por operaciones de compra de activos que no se liquidan el mismo día y por venta de divisas que aún no se entregan.

-	Contratos de retrocompra y préstamos de valores: En este rubro se presentan los saldos correspondientes a las operaciones de venta de instrumentos con pacto y los préstamos de valores. De acuerdo con la normativa vigente, el Banco no registra como cartera propia aquellos papeles comprados con pactos de retroventa.

-	Depósitos y otras captaciones a plazo: En este rubro se presentan los saldos de las operaciones de captación en las cuales se ha establecido un plazo al cabo del cual se tornan exigibles.

-	Contratos de derivados financieros: En este rubro se presentan los contratos de derivados financieros con valores razonables negativos (esto es, en contra del Banco), sean estos de negociación o de cobertura contable, tal como lo demuestra la Nota 6.

-	Derivados de negociación: incluye el valor razonable en contra del Banco de los derivados financieros que no formen parte de coberturas contables, incluido los derivados implícitos segregados de instrumentos financieros híbridos.

-	Derivados de cobertura: incluye el valor razonable en contra del Banco de los derivados designados como instrumentos de cobertura contable, incluido los derivados implícitos segregados de instrumentos financieros híbridos designados como instrumentos de cobertura contable.

-	Obligaciones con bancos: Comprende las obligaciones con otros bancos del país, con bancos del exterior o con el Banco Central de Chile y que no fueron clasificadas en alguna definición anterior.

-	Instrumentos de deuda emitidos: Comprende tres rubros según se trate de obligaciones con letras de crédito, bonos subordinados o bonos corrientes, colocados en el mercado local o en el exterior.

-	Otras obligaciones financieras: En este rubro se incluyen las obligaciones crediticias con personas distintas de otros bancos del país o del exterior o del Banco Central de Chile, correspondientes a financiamientos u operaciones propias del giro.

h)	Valoración y registro de resultados de los activos y pasivos financieros

Generalmente, los activos y pasivos financieros se registran inicialmente por su valor razonable que, salvo evidencia en contrario, es el precio de la transacción. Los instrumentos no valorados por su valor razonable con cambios en resultados se ajustan con los costos de transacción. Posteriormente, y con ocasión de cada cierre contable, se procede a valorarlos de acuerdo con los siguientes criterios:

i.	Valoración de los activos financieros

Los activos financieros, excepto las inversiones crediticias y las inversiones a vencimiento, se valoran a su “valor razonable” sin deducir ningún costo de transacción por su venta.

De acuerdo a NIIF 13 Medición de Valor Razonable se entiende por “valor razonable” como el precio que se recibiría por la venta de un activo o se pagaría por la transferencia de un pasivo en una transacción ordenada en el mercado principal (o más ventajoso) en la fecha de la medición en condiciones de mercado presentes (es decir, un precio de salida) independientemente de si ese precio es observable directamente o estimado utilizando otra técnica de valoración. Una medición del valor razonable es para un activo o pasivo concreto. Por ello, al medir el valor razonable el Banco se tiene en cuenta las características del activo o pasivo de la misma forma en que los participantes de mercado las tendrían en cuenta al fijar el precio de dicho activo o pasivo en la fecha de la medición.

Estados Financieros Intermedios Consolidados Marzo 2015 / Banco Santander Chile 15

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2015 Y 2014 Y AL 31 DE DICIEMBRE DE 2014

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

La medición a valor razonable supone que la transacción de venta del activo o transferencia del pasivo tiene lugar: (a) en el mercado principal del activo o pasivo; o (b) en ausencia de un mercado principal, en el mercado más ventajoso para el activo o pasivo. Cuando no existe un mercado observable para proporcionar información para fijar el precio en relación con la venta de un activo o la transferencia de un pasivo en la fecha de la medición, el valor razonable se obtendrá de suponer una transacción en dicha fecha, considerada desde la perspectiva de un participante de mercado que mantiene el activo o debe el pasivo.

Cuando se utilizan técnicas de valorización se maximiza el uso de datos de entrada observables relevantes y minimiza el uso de datos de entrada no observables. Cuando un activo o un pasivo medido a valor razonable tiene un precio comprador y un precio Vendedor, el precio dentro del diferencial de precios comprador-vendedor que sea el más representativo del valor razonable en esas circunstancias se utilizará para medir el valor razonable independientemente de dónde se clasifique el dato de entrada en la jerarquía del valor razonable. NIIF 13 Medición del Valor Razonable establece una jerarquía del valor razonable basada en tres niveles: Nivel 1, Nivel 2 y Nivel 3, en donde se concede la prioridad más alta a los precios cotizados (sin ajustar) en mercados activos para activos y pasivos idénticos y la prioridad más baja a los datos de entrada no observables.

Todos los derivados se registran en el Estado Intermedio de Situación Financiera Consolidado por su valor razonable desde su fecha de contratación. Si su valor razonable es positivo se registrarán como un activo y si éste es negativo se registrarán como un pasivo. En la fecha de contratación se entiende que, salvo prueba en contrario, su valor razonable es igual al precio de la transacción. Los cambios en el valor razonable de los derivados desde la fecha de contratación se registran con contrapartida en el Estado Intermedio del Resultado Consolidado en el rubro “Utilidad neta de operaciones financieras”.

Concretamente, el valor razonable de los derivados financieros incluidos en las carteras de negociación se asimila a su cotización diaria y si, por razones excepcionales, no se puede establecer su cotización en una fecha dada, se recurre para valorarlos a métodos similares a los utilizados para valorar los derivados contratados en mercados no organizados.  El valor razonable de estos derivados se asimila a la suma de los flujos de caja futuros con origen en el instrumento, descontados a la fecha de la valoración (“valor actual” o “cierre teórico”), utilizándose en el proceso de valoración métodos reconocidos por los mercados financieros: “valor actual neto” o modelos de determinación de precios de opciones, entre otros métodos. Además, dentro del valor razonable de los derivados se incluye el ajuste de valorización que refleja el riesgo de crédito de la operación, ya sea propio o de la contraparte.

Las “Inversiones crediticias” y la “Cartera de instrumentos de inversión hasta el vencimiento” se valoran a su “costo amortizado”, utilizándose en su determinación el método del “tipo de interés efectivo”. Por “costo amortizado” se entiende el costo de adquisición de un activo o pasivo financiero corregido (en más o en menos, según sea el caso) por los reembolsos de principal y la parte imputada sistemáticamente al Estado Intermedio del Resultado Consolidado de la diferencia entre el costo inicial y el correspondiente valor de reembolso al vencimiento. En el caso de los activos financieros, el costo amortizado incluye, además, las correcciones a su valor motivadas por el deterioro que hayan experimentado. En las inversiones crediticias cubiertas por operaciones de cobertura de valor razonable, se registran aquellas variaciones que se produzcan en su valor razonable relacionadas con el riesgo o con los riesgos cubiertos en dichas operaciones de cobertura, los cuales son contabilizados en “Utilidad neta de operaciones financieras”.

El “tipo de interés efectivo” es la tasa de descuento que iguala exactamente el valor inicial de un instrumento financiero a la totalidad de sus flujos de caja estimados por todos los conceptos a lo largo de su vida remanente. Para los instrumentos financieros a tipo de interés fijo, el tipo de interés efectivo coincide con el tipo de interés contractual establecido en el momento de su adquisición más, en su caso, las comisiones y costos de transacción que, por su naturaleza, formen parte de su rendimiento financiero. En los instrumentos financieros a tipo de interés variable, el tipo de interés efectivo coincide con la tasa de rendimiento vigente por todos los conceptos hasta la primera revisión del tipo de interés de referencia que vaya a tener lugar.

Los instrumentos de capital cuyo valor razonable no pueda determinarse de forma suficientemente objetiva y los derivados financieros que tengan como activo subyacente estos instrumentos y se liquiden mediante entrega de los mismos se mantienen a su costo de adquisición, corregido, en su caso, por las pérdidas por deterioro que hayan experimentado.

Los importes por los que figuran registrados los activos financieros representan, en todos los aspectos significativos, el máximo nivel de exposición al riesgo de crédito del Banco en cada fecha de presentación de los estados financieros. El Banco cuenta, por otro lado, con garantías tomadas y otras mejoras crediticias para mitigar su exposición al riesgo de crédito, consistentes, fundamentalmente, en garantías hipotecarias, de instrumentos de capital y personales, bienes cedidos en leasing, activos adquiridos con pacto de retrocompra, préstamos de valores y derivados.

Estados Financieros Intermedios Consolidados Marzo 2015 / Banco Santander Chile 16

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2015 Y 2014 Y AL 31 DE DICIEMBRE DE 2014

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

ii.	Valoración de los pasivos financieros

Los pasivos financieros se valoran generalmente a su costo amortizado, tal y como éste ha sido definido anteriormente, excepto por los pasivos financieros designados como partidas cubiertas (o como instrumentos de cobertura) y pasivos financieros mantenidos para negociación, que se valoran a su valor razonable.

iii.	Técnicas de valoración

Los instrumentos financieros a valor razonable y determinados por cotizaciones publicadas en mercados activos comprenden deuda pública, deuda privada, acciones, posiciones cortas de valores y renta fija emitida.

En los casos donde no puedan observarse cotizaciones, la Administración realiza su mejor estimación del precio que el mercado fijaría utilizando para ello sus propios modelos internos que utilizan en la mayoría de los casos datos basados en parámetros observables de mercado como inputs significativos y, en limitadas ocasiones, utilizan inputs significativos no observables en datos de mercado. Para realizar esta estimación, se utilizan diversas técnicas, incluyendo la extrapolación de datos observables del mercado.

La mejor evidencia del valor razonable de un instrumento financiero en el momento inicial es el precio de la transacción, salvo que el valor de dicho instrumento pueda ser obtenido de otras transacciones realizadas en el mercado con el mismo o similar instrumento, o valorarse usando una técnica de valoración donde las variables utilizadas incluyan sólo datos observables en el mercado, principalmente tipos de interés.

Las principales técnicas usadas, al 31 de marzo de 2015 y 2014 y al 31 de diciembre de 2014, por los modelos internos del Banco para determinar el valor razonable de los instrumentos financieros son descritas a continuación:

i.	En la valoración de instrumentos financieros que permiten una cobertura estática (principalmente “forwards” y “swaps”) se emplea el método del “valor presente”. Los flujos de caja futuros esperados se descuentan empleando las curvas de tipos de interés de las correspondientes divisas. Por regla general, las curvas de tipos de interés son datos observables en los mercados.

ii.	En la valoración de instrumentos financieros que requieren una cobertura dinámica (principalmente opciones estructuradas y otros instrumentos estructurados) se emplea, normalmente, el modelo de “Black-Scholes”. En su caso, se emplean inputs observables de mercado para obtener factores tales como el bid–offer dilusivo, tipos de cambio, volatilidad, correlación entre índices y liquidez del mercado.

iii.	En la valoración de determinados instrumentos financieros afectados por el riesgo de tipo de interés, tales como los futuros sobre tipos de interés, caps y floors, se utilizan el método del valor presente (futuros) y el modelo de “Black- Scholes” (opciones “plain vanilla”). Los principales inputs utilizados en estos modelos son principalmente datos observables en el mercado, incluyendo las correspondientes curvas de tipos de interés, volatilidades, correlaciones y tipos de cambio.

El valor razonable de los instrumentos financieros que se deriva de los modelos internos anteriores tiene en cuenta, entre otros, los términos de los contratos y datos observables de mercado, que incluyen tipos de interés, riesgo de crédito, tipos de cambio, cotizaciones de materias primas y acciones, volatilidad y prepagos. Los modelos de valoración no incorporan subjetividad significativa, dado que dichas metodologías pueden ser ajustadas y calibradas, en su caso, mediante el cálculo interno del valor razonable y su posterior comparación con el correspondiente precio negociado activamente.

iv.	Registro de resultados

Las variaciones del valor en libros de los activos y pasivos financieros se registran con contrapartida en el Estado Intermedio del Resultado Consolidado; diferenciándose entre las que tienen su origen en el devengo de intereses y reajustes (que se registran en los rubros Ingresos por intereses y reajustes o Gastos por intereses y reajustes, según proceda); y las que correspondan a otras causas.

Estas últimas se registran, por su importe neto, en el rubro Utilidad neta de operaciones financieras.

En el caso de instrumentos de negociación, los ajustes por valor razonable, resultados por interés, ajustes por tasas y diferencias de cambio, son incluidas en el Estado Intermedio del Resultado Consolidado en el rubro “Utilidad neta de operaciones financieras”.

Los ajustes por cambios en el valor razonable con origen en:

Estados Financieros Intermedios Consolidados Marzo 2015 / Banco Santander Chile 17

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2015 Y 2014 Y AL 31 DE DICIEMBRE DE 2014

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

Los “Instrumentos financieros disponibles para la venta” se registran en Otro Resultado Integral bajo “Cuentas de Valoración” en el patrimonio consolidado del Banco.

-	Cuando los instrumentos de inversión disponibles para la venta son enajenadas o se deterioran, el monto de los ajustes a valor razonable acumulados bajo “Cuentas de Valoración” son reclasificados al Estado Intermedio del Resultado Consolidado.

v.	Operaciones de cobertura

El Banco utiliza los derivados financieros para las siguientes finalidades:

i.	facilitar dichos instrumentos a los clientes que los solicitan en la gestión de sus riesgos de mercado y de crédito,
ii.	utilizarlos en la gestión de los riesgos de las posiciones propias de las entidades del Banco y de sus activos y pasivos (“derivados de cobertura”), y
iii.	para aprovechar en beneficio propio las alteraciones que experimenten estos derivados en su valor “(derivados de negociación)”.

Todo derivado financiero que no reúna las condiciones que permiten considerarlo como de cobertura se trata a efectos contables como un “derivado de negociación”.

Para que un derivado financiero se considere de cobertura, necesariamente tiene que:

1.	Cubrir uno de los siguientes tres tipos de riesgo:

a.	De variaciones en el valor de los activos y pasivos debidas a oscilaciones, entre otras, en la inflación (UF), tipo de interés y/o tipo de cambio al que se encuentre sujeta la posición o saldo a cubrir (“cobertura de valores razonables”);

b.	De alteraciones en los flujos de efectivo estimados con origen en los activos y pasivos financieros, compromisos y transacciones altamente probables que se prevean llevar a cabo (“cobertura de flujos de efectivo”);

c.	La inversión neta en un negocio en el extranjero (“cobertura de inversiones netas en negocios en el extranjero”).

2.	Eliminar eficazmente algún riesgo inherente al elemento o posición cubierto durante todo el plazo previsto de cobertura, lo que implica que:

a.	En el momento de la contratación de la cobertura se espera que, en condiciones normales, ésta actúe con un alto grado de eficacia (“eficacia prospectiva”);

b. Exista una evidencia suficiente de que la cobertura fue realmente eficaz durante toda la vida del elemento o posición cubierto (“eficacia retrospectiva”).

3.	Haberse documentado adecuadamente que la contratación del derivado financiero tuvo lugar específicamente para servir de cobertura de determinados saldos o transacciones y la forma en que se pensaba conseguir y medir esa cobertura, siempre que esta forma sea coherente con la gestión de los riesgos propios que lleva a cabo el Banco.

Las diferencias de valoración de las coberturas contables se registran según los siguientes criterios:

a.	En las coberturas de valor razonable, las diferencias producidas tanto en los elementos de cobertura como en los elementos cubiertos (en lo que refiere al tipo de riesgo cubierto) se reconocen directamente en la cuenta “Utilidad neta de operaciones financieras” del Estado Intermedio del Resultado Consolidado.

b.	En las coberturas del valor razonable del riesgo de tipo de interés de una cartera de instrumentos financieros, las ganancias o pérdidas que surgen al valorar los instrumentos de cobertura se reconocen directamente en el Estado Intermedio del Resultado Consolidado, mientras que las ganancias o pérdidas debidas a variaciones en el valor razonable del importe cubierto (atribuibles al riesgo cubierto) se reconocen en el Estado Intermedio del Resultado Consolidado utilizando como contrapartida “Utilidad neta de operaciones financieras”.
Estados Financieros Intermedios Consolidados Marzo 2015 / Banco Santander Chile 18

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2015 Y 2014 Y AL 31 DE DICIEMBRE DE 2014

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

c.	En las coberturas de los flujos de efectivo, la parte eficaz de la variación del valor del instrumento de cobertura se registra en Otros Resultados Integrales en “Cuentas de valoración – Coberturas de flujos de efectivo” dentro del patrimonio, hasta el momento en que ocurran las transacciones previstas, registrándose entonces en el Estado Intermedio del Resultado Consolidado, salvo que las transacciones previstas terminen en el reconocimiento de activos o pasivos no financieros, en cuyo caso son incluidos en el costo de dichos activos y pasivos no financieros.

d.	Las diferencias en valoración del instrumento de cobertura correspondientes a la parte ineficiente de las operaciones de cobertura de flujos de efectivo se llevan directamente al Estado Intermedio del Resultado Consolidado, en “Utilidad neta de operaciones financieras”.

Si un derivado designado como de cobertura, bien por su finalización, por su inefectividad o por cualquier otra causa, no cumple los requisitos indicados anteriormente, a efectos contables, dicho derivado pasa a ser considerado como un “derivado de negociación”. Cuando la “cobertura de valores razonables” es discontinuada, los ajustes a valor razonable del valor libro de la partida cubierta generados por el riesgo cubierto son amortizados contra ganancias y pérdidas desde dicha fecha.

Cuando se interrumpen las “coberturas de flujos de efectivo”, el resultado acumulado del instrumento de cobertura reconocido en Otros Resultados Integrales en “Cuentas de Valoración” de patrimonio (mientras la cobertura era efectiva) se continuará reconociendo en patrimonio hasta que la transacción cubierta ocurra, momento en el que se registrará en el Estado Intermedio del Resultado Consolidado, salvo que se prevea que no se va a realizar la transacción, en cuyo caso se registran inmediatamente en el Estado Intermedio del Resultados Consolidado.

vi.	Derivados implícitos en instrumentos financieros híbridos

Los derivados implícitos en otros instrumentos financieros o en otros contratos principales se registran separadamente como derivados cuando sus riesgos y características no están estrechamente relacionados con los de los contratos principales y siempre que dichos contratos principales no se encuentren clasificados en las categorías de “Otros activos (pasivos) financieros a valor razonable con cambios en resultados” o como “Cartera de instrumentos para negociación”.

vii.	Compensación de instrumentos financieros

Los activos y pasivos financieros son objeto de compensación, es decir, de presentación en el Estado Intermedio de Situación Financiera Consolidado por su importe neto, sólo cuando las entidades dependientes tienen tanto el derecho, exigible legalmente, de compensar los importes reconocidos en los citados instrumentos, como la intención de liquidar la cantidad neta, o de realizar el activo y proceder al pago del pasivo de forma simultánea.

viii.	Baja de activos y pasivos financieros

El tratamiento contable de las transferencias de activos financieros está condicionado por el grado y la forma en que se traspasan a terceros los riesgos y beneficios asociados a los activos que se transfieren:

i.	Si los riesgos y beneficios se traspasan sustancialmente a terceros, caso de las ventas incondicionales, de las ventas con pacto de retrocompra por su valor razonable en la fecha de la retrocompra, de las ventas de activos financieros con una opción de compra adquirida o de venta emitida profundamente fuera de dinero, de las utilizaciones de activos en que el cedente no retiene financiaciones subordinadas ni concede ningún tipo de mejora crediticia a los nuevos titulares y otros casos similares, el activo financiero transferido se da de baja del Estado Intermedio de Situación Financiera Consolidado, reconociéndose simultáneamente cualquier derecho u obligación retenido o creado como consecuencia de la transferencia.

ii.	Si se retienen sustancialmente los riesgos y beneficios asociados al activo financiero transferido, caso de las ventas de activos financieros con pacto de retrocompra por un precio fijo o por el precio de venta más un interés, de los contratos de préstamo de valores en los que el prestatario tiene la obligación de devolver los mismos o similares activos y otros casos análogos, el activo financiero transferido no se da de baja del Estado Intermedio de Situación Financiera Consolidado y se continúa valorando con los mismos criterios utilizados antes de la transferencia. Por el contrario, se reconocen contablemente:

-	Un pasivo financiero asociado por un importe igual al de la contraprestación recibida, que se valora posteriormente a su costo amortizado.
-	Tanto los ingresos del activo financiero transferido (pero no dado de baja) como los gastos del nuevo pasivo financiero.
Estados Financieros Intermedios Consolidados Marzo 2015 / Banco Santander Chile 19

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2015 Y 2014 Y AL 31 DE DICIEMBRE DE 2014

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

iii.	Si ni se transfieren ni se retienen sustancialmente los riesgos y beneficios asociados al activo financiero transferido - caso de las ventas de activos financieros con una opción de compra adquirida o de venta emitida que no están profundamente dentro ni fuera de dinero, de las securitizaciones en las que el cedente asume una financiación subordinada u otro tipo de mejoras crediticias por una parte del activo transferido y otros casos semejantes, se distingue entre:

a.	Si la entidad cedente no retiene el control del activo financiero transferido: se da de baja del Estado Intermedio de Situación Financiera Consolidado y se reconoce cualquier derecho u obligación retenido o creado como consecuencia de la transferencia.

b.	Si la entidad cedente retiene el control del activo financiero transferido: continúa reconociéndolo en el Estado Intermedio de Situación Financiera Consolidado por un importe igual a su exposición a los cambios de valor que pueda experimentar y reconoce un pasivo financiero asociado al activo financiero transferido. El importe neto del activo transferido y el pasivo asociado será el costo amortizado de los derechos y obligaciones retenidos, si el activo transferido se mide por su costo amortizado, o el valor razonable de los derechos y obligaciones retenidos, si el activo transferido se mide por su valor razonable.

De acuerdo con lo anterior, los activos financieros sólo se dan de baja del Estado Intermedio de Situación Financiera Consolidado cuando se han extinguido los derechos sobre los flujos de efectivo que generan o cuando se han transferido sustancialmente a terceros los riesgos y beneficios que llevan implícitos. De forma similar, los pasivos financieros sólo se dan de baja del Estado Intermedio de Situación Financiera Consolidado cuando se han extinguido las obligaciones que generan o cuando se adquieren con la intención de cancelarlos o de recolocarlos de nuevo.

i)	Reconocimiento de ingresos y gastos

A continuación se resumen los criterios más significativos utilizados por el Banco para el reconocimiento de sus ingresos y gastos:

i.	Ingresos y gastos por intereses y conceptos asimilados

Los ingresos y gastos por intereses y conceptos asimilados a ellos se reconocen contablemente en función de su período de devengo, por aplicación del método de interés efectivo.

No obstante, cuando una determinada operación presenta una morosidad igual o superior a 90 días, cuando su origen corresponde a una operación refinanciada o renegociada o cuando el deudor, a juicio del Banco, presenta un alto grado de riesgo de incumplimiento, los intereses y reajustes correspondientes a estas operaciones no son reconocidos en el Estado Intermedio del Resultado Consolidado, a menos que estos sean efectivamente percibidos.

Estos intereses y reajustes, se denominan en términos generales como “suspendidos” y son registrados en cuentas de orden, las cuales no forman parte de Estado Intermedio de Situación Financiera Consolidado, sino que son informados como parte de la información complementaria de estos (Nota 22). Estos intereses son reconocidos como ingresos, cuando son efectivamente recaudados.

Sólo se vuelven a registrar los ingresos por intereses de “operaciones con devengo suspendido” cuando dichas operaciones se vuelven corrientes (es decir, se recibieron pagos que hacen que tengan menos de 90 días de incumplimiento) o cuando ya no están en las categorías C3, C4, C5 o C6 (en el caso de clientes con una evaluación individual de incumplimiento).

Los dividendos recibidos de sociedades, clasificados como “Inversiones en otras sociedades” son reconocidos en resultado cuando surge el derecho de recibirlos.

ii.	Comisiones, honorarios y conceptos asimilados

Los ingresos y gastos por comisiones y honorarios son reconocidos en el Estado Intermedio del Resultado Consolidado utilizando distintos criterios según sea su naturaleza. Los más significativos son:

-	Los ingresos y gastos por comisiones y honorarios relacionados con activos y pasivos financieros medidos a valor razonable con cambios en resultados son reconocidos cuando son percibidos o pagados.
-	Aquellos que surgen de transacciones o servicios que se prolongan a lo largo del tiempo, los cuales son reconocidos durante la vida de tales transacciones o servicios.
-	Aquellos que responden a un acto singular, los cuales son reconocidos cuando se produce el acto que los origina.

Estados Financieros Intermedios Consolidados Marzo 2015 / Banco Santander Chile 20

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2015 Y 2014 Y AL 31 DE DICIEMBRE DE 2014

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

iii.	Ingresos y gastos no financieros

Se reconocen contablemente de acuerdo con el criterio de devengo.

iv.	Comisiones en la formalización de préstamos

Las comisiones financieras que surgen en la formalización de préstamos, fundamentalmente las comisiones de apertura o de estudio e información, son periodificadas y registradas en el Estado Intermedio del Resultado Consolidado a lo largo de la vida del préstamo.

j)	Deterioro

i.	Activos financieros:

Un activo financiero, distinto de los activos medidos a valor razonable con cambios en resultados, es evaluado en cada fecha de presentación de los estados financieros para determinar si existe evidencia objetiva de deterioro.

Un activo financiero o un grupo de activos financieros estará deteriorado, y se habrá producido una pérdida por deterioro del valor si, y solo si, existe evidencia objetiva del deterioro como resultado de uno o más eventos que hayan ocurrido después del reconocimiento inicial del activo (un “evento que causa la pérdida”), y ese evento o eventos causantes de la pérdida tengan un impacto sobre los flujos de efectivo futuros estimados del activo financiero o del grupo de activos financieros.

Una pérdida por deterioro en relación con activos financieros registrados al costo amortizado, se calcula como la diferencia entre el importe en libros del activo y el valor presente de los flujos de efectivo futuros estimados, descontados al tipo de interés efectivo original del activo financiero.

Una pérdida por deterioro en relación con un activo financiero disponible para la venta se calcula en base a una significativa prolongada disminución en su valor razonable.

Los activos financieros individualmente significativos son examinados individualmente para determinar su deterioro. Los activos financieros restantes son evaluados colectivamente en grupos que comparten características de riesgo crediticio similares.

Todas las pérdidas por deterioro son reconocidas en resultado. Cualquier pérdida acumulada en relación con un activo financiero disponible para la venta reconocido anteriormente en patrimonio es transferido al resultado.

El reverso de una pérdida por deterioro ocurre sólo si éste puede ser relacionado objetivamente con un evento ocurrido después de que éste fue reconocido.

ii.	Activos no financieros:

El monto en libros de los activos no financieros del Banco, excluyendo propiedades de inversión son revisados en cada fecha de presentación de los estados financieros para determinar si existen indicios de deterioro. Si existen tales indicios, entonces se estima el monto a recuperar del activo.

En relación con otros activos, las pérdidas por deterioro reconocidas en períodos anteriores son evaluadas en cada fecha de presentación en búsqueda de cualquier indicio de que la pérdida haya disminuido o haya desaparecido. Una pérdida por deterioro se revertirá sólo en la medida que no exceda al monto acumulado de pérdidas por deterioro registradas.

k)	Activo fijo

Incluye el importe de los inmuebles, terrenos, mobiliario, vehículos, equipos de informática y otras instalaciones de propiedad de las entidades consolidadas o adquiridos en régimen de arrendamiento financiero. Los activos se clasificarán en función de su uso:

i.	Activo fijo de uso propio

El activo fijo de uso propio (que incluye, entre otros, los activos materiales recibidos por las entidades consolidadas para la liquidación, total o parcial, de activos financieros que representan derechos de cobro frente a terceros y a los que se prevé dar un uso continuado y propio, así como los que se están adquiriendo en régimen de arrendamiento financiero) se presenta a su costo de adquisición, menos su correspondiente depreciación acumulada y, si procede, las pérdidas por deterioro que resultan de comparar el valor neto de cada partida con su correspondiente importe recuperable.

Estados Financieros Intermedios Consolidados Marzo 2015 / Banco Santander Chile 21

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2015 Y 2014 Y AL 31 DE DICIEMBRE DE 2014

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

La depreciación se calcula, aplicando el método lineal, sobre el costo de adquisición de los activos menos su valor residual, entendiéndose que los terrenos sobre los que se asientan los edificios y otras construcciones tienen una vida indefinida y que, por tanto, no son objeto de depreciación.

El Banco debe aplicar las siguientes vidas útiles a los bienes físicos que conformen el activo:

RUBRO	Vida Útil (Meses)

Terrenos	-
Cuadros y obras de arte	-
Alfombras y cortinajes	36
Computadores y equipos periféricos	36
Vehículos	36
Software y sistemas computacionales	36
Cajeros automáticos y tele consultas	60
Máquinas y equipos en general	60
Mobiliario de oficina	60
Sistemas telefónicos y comunicación	60
Sistemas de seguridad	60
Derechos sobre líneas telefónicas	60
Sistemas de climatización	84
Instalaciones en general	120
Construcciones	1.200

Con ocasión de cada cierre contable, las entidades consolidadas analizan si existen indicios de que el valor neto de los elementos de su activo material excede de su correspondiente importe recuperable, en cuyo caso, reducen el valor en libros del activo de que se trate hasta su importe recuperable y ajustan los cargos futuros por concepto de depreciación en proporción a su valor en libros ajustado y a su nueva vida útil remanente, en el caso de ser necesaria una reestimación de la misma.

De forma similar, cuando existen indicios de que se ha recuperado el valor de un activo material, las entidades consolidadas registran la reversión de la pérdida por deterioro contabilizada en períodos anteriores y ajustan en consecuencia los cargos futuros en concepto de su depreciación. En ningún caso la reversión de la pérdida por deterioro de un activo puede suponer el incremento de su valor en libros por encima de aquél que tendría si no se hubieran reconocido pérdidas por deterioro en períodos anteriores.

Asimismo, al menos al final del ejercicio, se procede a revisar las vidas útiles estimadas de los elementos del activo fijo de uso propio, de cara a detectar cambios significativos en las mismas que, de producirse, se ajustarán mediante la correspondiente corrección del cargo al Estado Intermedio del Resultado Consolidado de períodos futuros de la cuota de depreciación en virtud de las nuevas vidas útiles.

Los gastos de conservación y mantenimiento de los activos materiales de uso propio se cargan a los resultados del ejercicio en que se incurren.

ii.	Activos cedidos en arrendamiento operativo

Los criterios aplicados para el reconocimiento del costo de adquisición de los activos cedidos en arrendamiento operativo, para su amortización, para la estimación de sus respectivas vidas útiles y para el registro de sus pérdidas por deterioro, coinciden con los descritos en relación con los activos fijos de uso propio.

l)	Leasing

i.	Leasing financiero

Los leasing financieros son arrendamientos que transfieren substancialmente todos los riesgos y beneficios desde el propietario del activo arrendado al arrendatario.

Estados Financieros Intermedios Consolidados Marzo 2015 / Banco Santander Chile 22

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2015 Y 2014 Y AL 31 DE DICIEMBRE DE 2014

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

Cuando las entidades consolidadas actúan como arrendadoras de un bien, la suma de los valores presentes de los pagos que recibirán del arrendatario incluido el precio de ejercicio de la opción de compra del arrendatario a la finalización del contrato, lo que equivale a un pago adicional de la cuota de arrendamiento, por lo que existe una razonable seguridad de que se ejercerá la opción se registra como un financiamiento a terceros, por lo que se incluye en el rubro “Créditos y cuentas por cobrar a clientes” del Estado Intermedio de Situación Financiera Consolidado.

Cuando las entidades consolidadas actúan como arrendatarias, presentan el costo de los activos arrendados en el Estado Intermedio de Situación Financiera Consolidado según la naturaleza del bien objeto del contrato y, simultáneamente, un pasivo por el mismo importe (que será el menor del valor razonable del bien arrendado o de la suma de los valores presentes de las cantidades a pagar al arrendador más, en su caso, el precio de ejercicio de la opción de compra). Estos activos se deprecian con criterios similares a los aplicados al conjunto de los activos fijos de uso propio.

En ambos casos, los ingresos y gastos financieros con origen en estos contratos se abonan y cargan, respectivamente, al Estado Intermedio del Resultado Consolidado, en los ítems “Ingresos por intereses” y “Gastos por intereses”, a fin de lograr una tasa constante de rendimiento durante el plazo del arrendamiento.

ii.	Leasing operativo

En las operaciones de arrendamiento operativo, la propiedad del bien arrendado, y sustancialmente todos los riesgos y beneficios que recaen sobre el bien, permanecen en el arrendador.

Cuando las entidades consolidadas actúan como arrendadoras, presentan el costo de adquisición de los bienes arrendados en el ítem “Activo fijo”. Estos activos se deprecian de acuerdo con las políticas adoptadas para los activos materiales similares de uso propio y los ingresos procedentes de los contratos de arrendamiento se reconocen en el Estado Intermedio del Resultado Consolidado de forma lineal, en el ítem “Otros resultados operacionales”.

Cuando las entidades consolidadas actúan como arrendatarias, los gastos del arrendamiento incluyendo incentivos concedidos, en su caso, por el arrendador, se cargan linealmente a sus cuentas de pérdidas y ganancias consolidadas, en el rubro “Otros gastos operacionales” en el Estado Intermedio del Resultado Consolidado.

iii.	Ventas con arrendamiento posterior

En el caso de ventas a su valor razonable con arrendamiento operativo posterior, los resultados generados se registran en el momento de la venta. En el caso de arrendamiento financiero posterior, los resultados generados se amortizan a lo largo del plazo de arrendamiento.

m)	Operaciones de factoring

Las operaciones de factoring se valorizan por los montos desembolsados por el Banco a cambio de las facturas u otros instrumentos de comercio representativos de crédito que el cedente entrega al Banco. La diferencia de precios entre las cantidades desembolsadas y el valor nominal real de los créditos se registra en el Estado Intermedio del Resultado Consolidado como ingresos por intereses, a través del método del tipo de interés efectivo, durante el período de financiamiento.

En aquellos casos en que la cesión de estos instrumentos se realiza sin responsabilidad por parte del cedente, es el Banco quien asume los riesgos de insolvencia de los obligados al pago.

n)	Activos intangibles

Los activos intangibles son identificados como activos no monetarios (separados de otros activos) sin sustancia física que surge como resultado  de derechos legales o contractuales. El Banco reconoce un activo intangible, comprado o auto-generado (a costo), cuando el costo del activo puede ser estimado confiablemente y es probable que los beneficios económicos futuros atribuibles al activo sean traspasados al Banco.

Los activos intangibles son reconocidos inicialmente a su costo de adquisición o producción y son subsecuentemente medidos a su costo menos cualquier amortización acumulada o menos cualquier pérdida por deterioro acumulada.

Los software desarrollados internamente son reconocidos como un activo intangible si, entre otros requisitos (básicamente la capacidad del Banco para usarlo o venderlo), puede ser identificado y tienen capacidad para generar beneficios económicos futuros. La estimación de la vida útil del software es de 3 años.

Los activos intangibles son amortizados linealmente utilizando la vida útil estimada, la cual se ha definido en 36 meses.

Los gastos en actividades de investigación son reconocidos como un gasto en el año en que estos son incurridos y no son posteriormente capitalizados.

Estados Financieros Intermedios Consolidados Marzo 2015 / Banco Santander Chile 23

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2015 Y 2014 Y AL 31 DE DICIEMBRE DE 2014

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

o)	Efectivo y efectivo equivalente

Para la elaboración del Estado Intermedio de Flujo de Efectivo se ha utilizado el método indirecto, en el que partiendo del resultado consolidado del Banco antes de impuestos se incorporan las transacciones no monetarias, así como de los ingresos y gastos asociados con flujos de efectivo de actividades clasificadas como de inversión o financiamiento.

Para la elaboración del Estado Intermedio de Flujos de Efectivo se toman en consideración los siguientes conceptos:

i.	Flujos de efectivo: las entradas y salidas de efectivo y de efectivo equivalentes, entendiendo por éstas los saldos en partidas tales como: depósitos en el Banco Central de Chile, depósitos en bancos nacionales, depósitos en el exterior.

ii.	Actividades operacionales: corresponden a las actividades normales realizadas por los bancos, así como otras actividades que no pueden ser calificadas como de inversión o de financiamiento.

iii.	Actividades de inversión: corresponden a la adquisición, enajenación o disposición por otros medios, de activos a largo plazo y otras inversiones no incluidas en el efectivo y equivalente de efectivo.

iv.	Actividades de financiamiento: las actividades que producen cambios en el tamaño y composición del patrimonio neto y de los pasivos que no forman parte de las actividades operacionales o de inversión.

p)	Provisiones por riesgo de crédito

El Banco ha establecido provisiones para probables pérdidas en créditos y cuentas por cobrar a clientes de acuerdo con las instrucciones emitidas por la Superintendencia de Bancos e Instituciones Financieras y los modelos de calificación y evaluación de riesgo de crédito aprobado por el Comité de Directores.

Con el objeto de determinar sus provisiones por riesgo de crédito, el Banco realiza una evaluación de los créditos y cuentas por cobrar a clientes tal y como se indica a continuación:

-	Evaluación individual de deudores – Cuando se reconoce al deudor como individualmente significativo, vale decir, con niveles de deuda significativos y para aquellos que, aun no siéndolo, no son susceptibles de ser clasificados en un grupo de activos financieros con similares características de riesgo de crédito, y que por su tamaño, complejidad o nivel de exposición se requiere conocerla en detalle.

-	Evaluación grupal de deudores - Las evaluaciones grupales resultan pertinentes para abordar un alto número de operaciones cuyos montos individuales son bajos y se trate de personas naturales o de empresas de tamaño pequeño. El Banco agrupa a los deudores con similares características de riesgo de crédito asociando a cada grupo una determinada probabilidad de incumplimiento y un porcentaje de recuperación basado en un análisis histórico fundamentado. Para tal efecto, el Banco ha construido modelos para la determinación de provisiones por riesgo de crédito apropiado de acuerdo al tipo de cartera u operaciones, para lo cual, los créditos y cuentas por cobrar a clientes se dividen en tres categorías:

i.	Colocaciones de consumo,
ii.	Colocaciones para vivienda, y
iii.	Colocaciones comerciales.

A continuación se describen los modelos utilizados en la determinación de las provisiones por riesgo de crédito:

I.	Provisiones para las evaluaciones individuales

La evaluación individual de los deudores comerciales es necesaria de acuerdo a lo establecido por la SBIF cuando se trate de empresas que por su tamaño, complejidad o nivel de exposición con la entidad, sea necesario conocerlas y analizarlas en detalle.

El Banco para efectos de constituir sus provisiones asigna una categoría de riesgo para cada deudor y sus respectivos préstamos y créditos contingentes, previa asignación a una de las categorías de cartera: Normal, Subestándar e Incumplimiento. Los factores de riesgo utilizados en la asignación son: la industria o el sector, situación del negocio, socios y administración, su situación financiera y capacidad de pago; y el comportamiento de pago.

Las categorías de cartera y sus definiciones son las siguientes:

Estados Financieros Intermedios Consolidados Marzo 2015 / Banco Santander Chile 24

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2015 Y 2014 Y AL 31 DE DICIEMBRE DE 2014

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

i.	Cartera en Cumplimiento Normal, la cual corresponde a deudores cuya capacidad de pago les permite cumplir con sus obligaciones y compromisos, y no se visualiza que esta condición cambie, de acuerdo a la situación económica-financiera. Las clasificaciones asignadas a esta cartera son las categorías A1 hasta A6.

ii.	Cartera Subestándar, incluye deudores con dificultades financieras o empeoramiento significativo de su capacidad de pago y sobre los que hay dudas razonables acerca del reembolso total del capital e intereses en los términos contractuales pactados, mostrando una baja holgura para cumplir con sus obligaciones financieras de corto plazo. Las clasificaciones asignadas a esta cartera son las categorías B1 hasta B4.

iii.	Cartera en Incumplimiento, incluye a los deudores y sus créditos para los cuales se considera remota su recuperación, pues muestran una deteriorada o nula capacidad de pago, forman parte de esta cartera aquellos deudores con indicios evidentes de una posible quiebra, aquellos que requieren una reestructuración forzada de deudas y cualquier deudor que presente un atraso igual o superior a 90 días en el pago de intereses o capital. Las clasificaciones asignadas a esta cartera son las categorías C1 hasta C6.

Carteras en Cumplimiento Normal y Subestándar

Como parte del análisis individual de los deudores, el Banco clasifica a los deudores en las siguientes categorías, asignándoles los porcentajes de probabilidad de incumplimiento y de pérdida dado el incumplimiento, los cuales dan como resultado los porcentajes de pérdida esperada:

Tipo de Cartera	Categoría del Deudor	Probabilidad de Incumplimiento (%)	Pérdida dado el Incumplimiento (%)	Pérdida Esperada (%)
	A1	0,04	90,0	0,03600
	A2	0,10	82,5	0,08250
Cartera Normal	A3	0,25	87,5	0,21875
	A4	2,00	87,5	1,75000
	A5	4,75	90,0	4,27500
	A6	10,00	90,0	9,00000
	B1	15,00	92,5	13,87500
Cartera	B2	22,00	92,5	20,35000
Subestándar	B3	33,00	97,5	32,17500
	B4	45,00	97,5	43,87500

El Banco para determinar el monto de provisiones, primeramente determina la exposición afecta, la cual abarca el valor contable de los préstamos y cuentas por cobrar del cliente más los créditos contingentes, menos los importes que sean factibles de recuperar a través de la ejecución de las garantías, a dicha exposición se le aplica los porcentajes de pérdida respectivos.

Cartera en Incumplimiento

Para efectos de constituir las provisiones sobre la cartera en incumplimiento, primeramente se determina una tasa de pérdida esperada, deduciendo los montos susceptibles de recuperar vía ejecución de garantías y el valor presente de las recuperaciones obtenidas a través de acciones de cobranza neto de gastos asociados.

Una vez determinado el rango de pérdida esperada, se aplica el porcentaje de provisión respectivo sobre el monto exposición que comprende los préstamos más los créditos contingentes del mismo deudor.

Estados Financieros Intermedios Consolidados Marzo 2015 / Banco Santander Chile 25

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2015 Y 2014 Y AL 31 DE DICIEMBRE DE 2014

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

Los porcentajes de provisión que son aplicados sobre la exposición son los siguientes:

Clasificación	Rango de pérdida estimada	Provisión
C1	Hasta 3%	2%
C2	Más de 3% hasta 20%	10%
C3	Más de 20% hasta 30%	25%
C4	Más de 30% hasta 50%	40%
C5	Más de 50% hasta 80%	65%
C6	Más de 80%	90%

II.	Provisiones de evaluación grupal

Las evaluaciones grupales resultan pertinentes para abordar un alto número de operaciones cuyos montos individuales son bajos y se trate de personas naturales o de empresas de tamaño pequeño.

Los niveles de provisiones requeridas han sido determinados por el Banco, de acuerdo a la determinación de pérdida de los créditos, mediante la clasificación y agrupación de la cartera de colocaciones en función de la similitud de las características relativas al riesgo de crédito, indicativas de la capacidad del deudor para pagar todos los importes de acuerdo con las condiciones del contrato. Para esto se utiliza un modelo basado en las características de los deudores, historial de pago, préstamos pendientes y morosidad entre otros factores relevantes.

El Banco utiliza metodologías para la determinación del riesgo de crédito, basadas en modelos internos para la estimación de provisiones para la cartera evaluada grupalmente, donde incluye créditos comerciales para deudores no evaluados individualmente, créditos para vivienda y consumo (incluyendo créditos en cuotas, tarjetas de crédito y líneas de sobregiro). Dicha metodología permite identificar en forma independiente el comportamiento de la cartera a un año vista, determinando de esta manera la provisión necesaria para cubrir las pérdidas que se manifiestan en el período de un año desde la fecha de balance.

Los clientes son segmentados de acuerdo a sus características internas y externas en grupos o perfiles, para diferenciar el riesgo de cada cartera de una manera más adecuada y ordenada (modelo cliente-cartera), esto se conoce como el método de asignación de perfil.

El método de asignación de perfil se establece en base a un método de construcción estadístico, constituyendo una relación a través de una regresión logística entre variables tales como; morosidad, comportamiento externo, variables socio-demográficas, entre otras y una variable de respuesta que determina el riesgo del cliente, en este caso mora igual o superior a 90 días. Posteriormente, se establecen perfiles comunes a los cuales se les determina una probabilidad de incumplimiento (PI) y un porcentaje de recuperación basado en un análisis histórico fundamentado que se reconoce como la pérdida dado el incumplimiento (PDI).

Por consiguiente, una vez que han perfilado a los clientes y asignado una PI y PDI en relación al perfil al cual pertenece el crédito, calcula la exposición afecta, la cual abarca el valor contable de los préstamos y cuentas por cobrar del cliente más los créditos contingentes, menos los importes que sean factibles de recuperar a través de la ejecución de las garantías (para créditos distintos a los créditos de consumo).

Durante el segundo semestre del año 2014, dentro del proceso de actualización de los modelos de provisión para la cartera de consumo y comercial, se realizó una calibración de los mismos, con el objetivo de mejorar y obtener una mejor predicción de los comportamientos de nuestros clientes, y mantener los estándares de seguimiento estadístico y gestión. Dentro de dichas mejoras, los aspectos destacables a mencionar son el avance del gobierno de los modelos, que permite una aprobación tanto técnica como decisional en distintas instancias de aprobación, mejoras técnicas en los procesos estadísticos realizados y en la profundidad histórica de la información, que permitió robustecer los parámetros de probabilidad de incumplimiento (PI) y la pérdida dado el incumplimiento (PDI) involucrados en el cálculo de provisión.

Estados Financieros Intermedios Consolidados Marzo 2015 / Banco Santander Chile 26

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2015 Y 2014 Y AL 31 DE DICIEMBRE DE 2014

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

III.	Provisiones adicionales

Bajo las normas de la SBIF, a los bancos se les permite establecer provisiones por sobre los límites descritos anteriormente, a fin de resguardarse del riesgo de fluctuaciones económicas no predecibles que puedan afectar el entorno macroeconómico o la situación de un sector económico específico.

Estas provisiones de acuerdo a lo establecido en el número 10 del Capítulo B-1 del Compendio de Normas Contables de la SBIF, se informarán en el pasivo al igual que las provisiones sobre créditos contingentes.

Al 31 de marzo de 2015 y 2014 y al 31 de diciembre de 2014, el Banco no ha establecido provisiones por estos conceptos.

IV.	Castigos

Por regla general, los castigos deben efectuarse cuando expiren los derechos contractuales sobre los flujos de efectivo. Al tratarse de colocaciones, aun cuando no ocurriera lo anterior, se procederá a castigar los respectivos saldos del activo de acuerdo con lo indicado en el título II del Capítulo B-2 del Compendio de Normas Contables de la Superintendencia de Bancos e Instituciones Financieras.

Los castigos de que se trata se refieren a las bajas en el Estado Intermedio de Situación Financiera Consolidado del activo correspondiente a la respectiva operación incluyendo, por consiguiente, aquella parte que pudiera no estar vencida si se tratara de un crédito pagadero en cuotas o parcialidades, o de una operación de leasing (no existen castigos parciales).

Los castigos se contabilizan siempre con cargo a las provisiones por riesgo de crédito constituidas, de acuerdo con lo indicado en el Capítulo B-1 del Compendio de Normas Contables, cualquiera sea la causa por la cual se procede al castigo. Los pagos posteriores que se obtuvieran por las operaciones castigadas se reconocerán en el Estado Intermedio del Resultado Consolidado como Recuperaciones de créditos castigados.

Los castigos de los créditos y cuentas por cobrar se realizan sobre las cuotas vencidas, morosas y vigentes, y el plazo debe computarse desde el inicio de su mora, es decir, efectuarse cuando el tiempo de mora de una cuota o porción de crédito de una operación alcance el plazo para castigar que se dispone a continuación:

Tipo de colocación	Plazo

Créditos de consumo con o sin garantías reales	6 meses
Otras operaciones sin garantías reales	24 meses
Créditos comerciales con garantías reales	36 meses
Créditos hipotecarios para vivienda	48 meses
Leasing de consumo	6 meses
Otras operaciones de leasing no inmobiliario	12 meses
Leasing inmobiliario (comercial y vivienda)	36 meses

V.	Recuperaciones de créditos y cuentas por cobrar a clientes previamente castigados

Las recuperaciones de créditos y cuentas por cobrar a clientes, previamente castigados, son registradas en el Estado de Resultados Consolidado como una reducción de las provisiones por riesgo de crédito.

Cualquier renegociación de un crédito ya castigado no dará origen a ingresos, mientras la operación siga teniendo la calidad de deteriorada, debiendo tratarse los pagos efectivos que se reciban, como recuperaciones de créditos castigados. El crédito renegociado sólo se podrá reingresar al activo si deja de tener la calidad de deteriorado, reconociendo también el ingreso por la activación como recuperación de créditos castigados.

Estados Financieros Intermedios Consolidados Marzo 2015 / Banco Santander Chile 27

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2015 Y 2014 Y AL 31 DE DICIEMBRE DE 2014

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

q)	Provisiones, activos y pasivos contingentes

Las provisiones son pasivos en los que existe incertidumbre acerca de su cuantía o vencimiento. Estas provisiones se reconocen en el Estado Intermedio de Situación Financiera Consolidado cuando se cumplen los siguientes requisitos en forma copulativa:

i.	es una obligación presente (legal o constructiva) como resultado de hechos pasados y;
ii.	a la fecha de los estados financieros es probable que el Banco tenga que desprenderse de recursos para cancelar la obligación y la cuantía de estos recursos puedan medirse de manera fiable.

Un activo o pasivo contingente es toda obligación surgida de hechos pasados cuya existencia quedará confirmada sólo si llegan a ocurrir uno o más sucesos futuros inciertos y que no están bajo el control del Banco.

Se califican como contingentes en información complementaria lo siguiente:

i.	Avales y fianzas: Comprende los avales, fianzas y cartas de crédito stand by a que se refiere el Capítulo 8-10 de la Recopilación Actualizada de Normas. Además, comprende las garantías de pago de los compradores en operaciones de factoraje, según lo indicado en el Capítulo 8-38 de dicha Recopilación.

ii.	Cartas de crédito del exterior confirmadas: Corresponde a las cartas de crédito confirmadas por el Banco.

iii.	Cartas de crédito documentarias: Incluye las cartas de créditos documentarias emitidas por el Banco, que aún no han sido negociadas.

iv.	Boletas de garantía: Corresponde a las boletas de garantía enteradas con pagaré a que se refiere el Capítulo 8-11 de la Recopilación Actualizada de Normas.

v.	Cartas de garantía interbancarias: Corresponde a las cartas de garantía emitidas según lo previsto en el título II del Capítulo 8-12 de la Recopilación Actualizada de Normas.

vi.	Líneas de crédito de libre disposición: Considera los montos no utilizados de líneas de crédito que permiten a los clientes hacer uso del crédito sin decisiones previas por parte del Banco (por ejemplo, con el uso de tarjetas de crédito o sobregiros pactados en cuentas corrientes).

vii.	Otros compromisos de crédito: Comprende los montos no colocados de créditos comprometidos, que deben ser desembolsados en una fecha futura acordada o cursados al ocurrir los hechos previstos contractualmente con el cliente, como puede suceder en el caso de líneas de crédito vinculadas al estado de avance de proyectos de construcción o similares.

viii.	Otros créditos contingentes: Incluye cualquier otro tipo de compromiso de la entidad que pudiere existir y que puede dar origen a un crédito efectivo al producirse ciertos hechos futuros. En general, comprende operaciones infrecuentes tales como la entrega en prenda de instrumentos para garantizar el pago de operaciones de crédito entre terceros u operaciones con derivados contratados por cuenta de terceros que puedan implicar una obligación de pago y no se encuentran cubiertos con depósitos.

Las cuentas anuales consolidadas recogen todas las provisiones significativas con respecto a las cuales se estima que la probabilidad de que se tenga que atender la obligación es mayor que de lo contrario.

Las provisiones son re-estimadas con ocasión de cada cierre contable y se utilizan para afrontar las obligaciones específicas para las cuales fueron originalmente reconocidas; procediéndose a su reversión, total o parcial, cuando dichas obligaciones dejan de existir o disminuyen.

Las provisiones se clasifican en función de las obligaciones cubiertas, siendo estas las siguientes:

-	Provisiones para beneficios y remuneraciones del personal
-	Provisión para dividendos mínimos
-	Provisiones por riesgo de créditos contingentes
-	Provisiones por contingencias

Estados Financieros Intermedios Consolidados Marzo 2015 / Banco Santander Chile 28

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2015 Y 2014 Y AL 31 DE DICIEMBRE DE 2014

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

r)	Impuesto a la renta e impuestos diferidos

El Banco reconoce, cuando corresponde, activos y pasivos por impuestos diferidos por la estimación futura de los efectos tributarios atribuibles a diferencias entre los valores contables de los activos, pasivos y sus valores tributarios. La medición de los activos y pasivos por impuestos diferidos se efectúa en base a la tasa de impuesto que, de acuerdo a la legislación tributaria vigente, se deba aplicar en el año en que los activos y pasivos por impuestos diferidos sean realizados o liquidados. Los efectos futuros de cambios en la legislación tributaria o en las tasas de impuestos son reconocidos en los impuestos diferidos a partir de la fecha en que la ley que aprueba dichos cambios sea publicada.

s)	Uso de estimaciones

La preparación de los Estados Financieros requiere que la Administración realice juicios, estimaciones y supuestos que afectan la aplicación de las políticas de contabilidad y los montos de activos, pasivos, ingresos y gastos presentados. Los resultados reales pueden diferir de estas estimaciones.

En ciertos casos los principios contables generalmente aceptados requieren que los activos o pasivos sean registrados o presentados a su valor razonable. El valor razonable es el monto al cual un activo puede ser intercambiado, o un pasivo cancelado entre un comprador y un vendedor interesado y debidamente informado, que realizan una transacción libre. Cuando los precios de mercado en mercados activos están disponibles han sido utilizados como base de valoración. Cuando los precios de mercado en mercados activos no están disponibles, el Banco ha estimado aquellos valores basado en la mejor información disponible, incluyendo el uso de modelos internos valorización y otras técnicas de evaluación.

El Banco ha establecido provisiones para cubrirse de posibles pérdidas por créditos de acuerdo a las regulaciones emitidas por la Superintendencia de Bancos e Instituciones Financieras. Estas regulaciones requieren que para estimar las provisiones, sean éstas evaluadas regularmente tomando en consideración factores como cambios en la naturaleza y tamaño de la cartera de créditos, tendencias en la cartera prevista, calidad crediticia y condiciones económicas que puedan afectar a la capacidad de pago de los deudores. Los incrementos en provisiones por riesgo de créditos son presentadas como “Provisiones por riesgo de crédito” en el Estado Intermedio de Situación Financiera. Los préstamos son castigados, cuando la Administración determina que el préstamo o una parte de éste no puede ser cobrado. Los castigos son registrados como una reducción de las provisiones por riesgo de crédito.

Las estimaciones y supuestos relevantes son revisados regularmente por la Administración del Banco a fin de cuantificar algunos activos, pasivos, ingresos, gastos y compromisos. Las revisiones de las estimaciones contables son reconocidas en el período en que la estimación es revisada y en cualquier período futuro afectado.

Principalmente, estas estimaciones, realizadas en función de la mejor información disponible, se refieran a:

-	Provisiones por riesgo de crédito (Notas 7, 8 y 26)
-	Las pérdidas por deterioros de determinados activos (Notas 6, 7, 8, 9 y 29)
-	La vida útil de los activos materiales e intangibles (Notas 10, 11 y 29)
-	El valor razonable de activos y pasivos (Notas 5, 6, 9 y 32)
-	Contingencias y compromisos (Nota 18)
-	Impuestos corrientes e impuestos diferidos (Nota 12)

t)	Activos no corrientes mantenidos para la venta

Los activos no corrientes (o grupo enajenable que comprende activos y pasivos) que se espera sean recuperados principalmente a través de ventas en lugar de ser recuperados mediante su uso continuo son clasificados como mantenidos para la venta. Inmediatamente antes de esta clasificación, los activos (o elementos de un grupo enajenable) son vueltos a medir de acuerdo con las políticas contables del Banco. A partir de ese momento, los activos (o grupo de enajenación) son medidos al menor valor entre el valor en libros y el valor razonable menos el costo de ventas.

Cualquier pérdida por deterioro es primero asignado al goodwill y luego a los activos y pasivos restantes en base a prorrateo, excepto en el caso que ninguna pérdida haya sido registrada en los activos financieros, los activos diferidos, los planes de activos de beneficios a los empleados y la propiedad de inversión, que siguen siendo evaluados según las políticas contables del Banco. Las pérdidas por deterioro en la clasificación inicial de mantenidas para la venta y con ganancias y pérdidas posteriores a la revalorización, son reconocidas en el resultado. Las ganancias no son reconocidas si superan cualquier pérdida acumulativa.

Al 31 de marzo de 2015 y 2014 y al 31 de diciembre de 2014, el Banco no ha clasificado activos no corrientes como mantenidos para la venta.

Estados Financieros Intermedios Consolidados Marzo 2015 / Banco Santander Chile 29

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2015 Y 2014 Y AL 31 DE DICIEMBRE DE 2014

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

Bienes recibidos o adjudicados en pago

Los bienes recibidos o adjudicados en pago de créditos y cuentas por cobrar a clientes son registrados, en el caso de las daciones en pago, al precio convenido entre las partes o, por el contrario, en aquellos casos donde no exista acuerdo entre estas, por el monto por el cual el Banco se adjudica dichos bienes en un remate judicial. En ambos casos una evaluación independiente del valor de mercado de los bienes es determinado sobre la base del estado en que se adquieran.

De existir un exceso de los créditos y cuentas por cobrar a clientes respecto del valor razonable del bien recibido o adjudicado en pago menos los costos de enajenación, son reconocidos en el Estado Intermedio del Resultado Consolidado bajo el rubro “Provisión por riesgo de crédito”.

Posteriormente, estos bienes son valorizados por el menor importe entre el valor registrado en un inicio y su valor neto de realización, el cual corresponde a su valor razonable (valor de liquidez determinado a través de una tasación independiente) menos sus respectivos costos de ventas. Las diferencias entre ambos son reconocidas en el Estado Intermedio de Resultado Consolidado bajo el rubro “Otros gastos operacionales”.

Las tasaciones para estos efectos por política interna del Banco no pueden tener una antigüedad mayor a 18 meses.

En general, se estima que estos bienes serán enajenados dentro del plazo de un año contado desde su fecha de adjudicación. En cumplimiento de lo dispuesto por el artículo 84 de la Ley General de Bancos, aquellos bienes que no son vendidos dentro de dicho plazo, son castigados en una única cuota.

u)	Utilidad por acción

La utilidad básica por acción se determina dividiendo el resultado neto atribuido a los propietarios del Banco entre el número promedio ponderado de las acciones en circulación durante ese período.

El beneficio diluido por acción se determina de forma similar al beneficio básico, pero el número promedio ponderado de acciones en circulación se ajusta para tener en cuenta el efecto dilusivo potencial de las opciones sobre acciones, warrants y deuda convertible.

Al 31 de marzo de 2015 y 2014, el Banco no posee instrumentos que generen efectos dilusivos en el patrimonio.

v)	Adquisición (cesión) temporal de activos

Compras (ventas) de activos financieros bajo acuerdos de retroventa no opcional (retrocompra) a un precio fijo (“repos”) son reconocidos en el Estado Intermedio del Situación Financiera Consolidado como una cesión (recepción) financiera, basada en la naturaleza del deudor (acreedor), en los ítems “Depósitos en el Banco Central de Chile”, “Depósitos en instituciones financieras” o “Créditos y cuentas por cobrar a clientes” (“Depósitos del Banco Central de Chile”, “Depósitos de instituciones financieras” o “Depósitos y captaciones”).

La diferencia entre los precios de compra y venta se registra como intereses financieros durante la vida del contrato.

w)	Patrimonios y fondos de inversión gestionados por el Banco

Los patrimonios administrados por las distintas sociedades que forman parte del perímetro de consolidación del Banco (Santander S.A. Sociedad Securitizadora) que son propiedad de terceros no se incluyen en el Estado Intermedio de Situación Financiera Consolidado. Las comisiones generadas por esta actividad se incluyen en el saldo del rubro “Ingresos por comisiones” del Estado Intermedio del Resultado Consolidado.

x)	Provisión dividendos mínimos

Al 31 de marzo de 2015 y al 31 de diciembre de 2014, el Banco reconoció un pasivo (provisión) por dividendos mínimos u obligatorios. Esta provisión se realiza en base a lo estipulado en el artículo 79 la Ley de Sociedades Anónimas, coincidente con la política interna de dividendos del Banco, la cual estipula que al menos se distribuirá el 30% del resultado neto del ejercicio, salvo acuerdo diferente adoptado en la junta de accionistas respectiva, por la unanimidad de las acciones emitidas. Esta provisión es registrada como una disminución de las “Utilidades Retenidas” bajo el concepto “Provisión dividendo mínimo” dentro del Estado Intermedio de Cambios en el Patrimonio Consolidado.

Estados Financieros Intermedios Consolidados Marzo 2015 / Banco Santander Chile 30

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2015 Y 2014 Y AL 31 DE DICIEMBRE DE 2014

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

y)	Beneficios al Personal

i.	Retribuciones post – empleo – Plan de beneficio definido:

De acuerdo con los convenios colectivos laborales vigentes y otros acuerdos, el Banco Santander Chile tiene a disposición de sus principales directivos un beneficio adicional, consistente en un plan de pensiones, que tiene por objetivo que estos cuenten con fondos para una mejor pensión complementaria al momento de su retiro.

Características del Plan:

Las principales características del Plan de Beneficios post – empleo impulsado por el Banco Santander Chile son:

i.	Orientado a los Directivos del Grupo.
ii.	El requisito general para optar a este beneficio, es estar en ejercicio de su cargo al momento de cumplir los 60 años.
iii.	El Banco contratará una póliza de seguro colectivo mixto (vida y ahorro) por cada directivo, siendo el contratante y beneficiario la empresa del Grupo a la que pertenezca el directivo. Se realizarán aportes periódicos por igual monto al que cada directivo aporte a su plan de cotizaciones voluntarias.
iv.	El Banco será el responsable de otorgar los beneficios en forma directa.

Para determinar el valor presente de la obligación por beneficio definido y el costo del servicio presente se utiliza el método de la unidad de crédito proyectada.

Los componentes del costo de los beneficios definidos comprenden:

-	costo del servicio presente y cualquier costo por servicios pasados, los cuales son reconocidos en el resultado del período;
-	el interés neto sobre el pasivo (activo) por beneficio definidos neto, el cual es reconocido en el resultado del período;
-	las nuevas mediciones del pasivo (activo) por beneficio definidos neto, comprenden: (a) Ganancias y pérdidas actuariales;(b) el rendimiento de los activos del plan y; (c) los cambios en el efecto del techo del activo, los cuales son reconocidos en otro resultado integral.

El pasivo (activo) por beneficios definidos neto es el déficit o superávit, determinado como la diferencia entre el valor presente de la obligación por beneficios definidos menos el valor razonable de los activos del plan.

Los activos del plan comprenden las pólizas de seguros contratadas por el Grupo con tercero que no es una parte relacionada. Estos activos son mantenidos por una entidad separada legalmente del Grupo y existen solamente para pagar los beneficios a los empleados.

El Banco presenta el costo del servicio presente y el interés neto en el rubro “Remuneraciones y gastos del personal” en los Estados Intermedios del Resultado Consolidado. Dada la estructura del plan, éste no genera ganancias ni pérdidas actuariales, el rendimiento del plan está establecido y fijo durante el período, por lo que no existen cambios en el techo del activo, dado lo anterior no existen monto reconocidos en otro resultado integral.

La obligación por beneficios post- empleo reconocida en el Estado Intermedio de Situación Financiera Consolidado representa el déficit o superávit en los planes de beneficio definido del Banco. Cualquier superávit resultante del cálculo está limitado al valor presente de cualesquiera beneficios económicos disponibles en forma de reembolsos del plan o reducciones en las aportaciones futuras al mismo.

Cuando los empleados abandonan el plan antes de cumplir los requisitos para hacerse acreedor del beneficio, las contribuciones que realiza el Grupo se reducen.

La obligación por beneficios post- empleo reconocida en el Estado Intermedios de Situación Financiera Consolidado representa el déficit o superávit en los planes de beneficio definido del Banco. Cualquier superávit resultante del cálculo está limitado al valor presente de cualesquiera beneficios económicos disponibles en forma de reembolsos del plan o reducciones en las aportaciones futuras al mismo.

Estados Financieros Intermedios Consolidados Marzo 2015 / Banco Santander Chile 31

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2015 Y 2014 Y AL 31 DE DICIEMBRE DE 2014

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

ii.	Indemnizaciones por años de servicios:

Las indemnizaciones por años de servicios se registran sólo cuando éstas efectivamente se producen o cuando se dispone de un plan formal y detallado en el que se identifican las modificaciones fundamentales que se van a realizar, y siempre que se haya comenzado a ejecutar dicho plan o se haya anunciado públicamente sus principales características, o se desprendan hechos objetivos sobre su ejecución.

iii.	Beneficios basados en acciones liquidados en efectivo:

El Banco entrega a determinados ejecutivos del Banco y sus afiliadas un beneficio de pagos basados en acciones liquidados en efectivo acuerdo a los requerimientos de NIIF 2. El Banco mide los servicios recibidos y el pasivo incurrido a valor razonable.

Hasta que el pasivo se liquide, el Banco determina el valor razonable del pasivo al final de cada período que se informe, así como en la fecha de liquidación, reconociendo cualquier cambio en el valor razonable en el resultado del período.

z)	Reclasificación de partidas

Banco Santander Chile efectúa reclasificaciones de partidas en los Estados Financieros con el objetivo de presentar información más clara y relevante a los usuarios.

Estas reclasificaciones no tienen un impacto significativo en los presentes Estados Financieros Intermedios Consolidados del Banco.

aa)	Nuevos pronunciamientos contables

I.	Adopción de nuevas normas contables e instrucciones emitidas tanto por la Superintendencia de Bancos e Instituciones Financieras como por el International Accounting Standards Board:

A la fecha de emisión de los presentes Estados Intermedioa de Situación Financiera Consolidado los nuevos pronunciamientos contables emitidos tanto por la Superintendencia de Bancos e Instituciones Financieras (“SBIF”) como por el International Accounting Standards Board, que han sido adoptados en su totalidad por el Banco, se detallan a continuación:

1.	Normas Contables emitidas por la Superintendencia de Bancos e Instituciones Financieras

Al 31 de marzo de 2015, no hay nuevas Normas Contables emitidas por la Superintendencia de Bancos e Instituciones Financieras que haya sido necesario implementar o adoptar.

2.	Normas Contables emitidas por el International Accounting Standards Board

Enmienda a NIC 32, Instrumentos Financieros: Presentación – El 16 de diciembre de 2011, el IASB modificó los requerimientos de contabilización y revelación relacionados con el neteo activos y pasivos financieros mediante las enmiendas a NIC 32 y NIIF 7. Estas enmiendas son el resultado del proyecto conjunto del IASB y el Financial Accounting Standards Board (FASB) para abordar las diferencias en sus respectivas normas contables con respecto al neteo de instrumentos financieros. Las nuevas revelaciones son requeridas para períodos anuales que comiencen a partir del 1 de enero de 2015. Una entidad aplicará estas modificaciones de forma retroactiva. Se permite su aplicación anticipada. La implementación de esta enmienda no tuvo un impacto material en los Estados Financieros Intermedios Consolidados del Banco.

Entidades de Inversión – Enmiendas a NIIF 10 – Estados Financieros Intermedios Consolidados; NIIF 12 – Revelaciones de Participaciones en Otras Entidades y NIC 27 – Estados Financieros Separados - El 31 de octubre de 2012, el IASB publicó “Entidades de Inversión (modificaciones a NIIF 10, NIIF 12 y NIC 27)”, proporcionando una exención para la consolidación de filiales bajo NIIF 10 Estados Financieros Intermedios Consolidados para entidades que cumplan la definición de “entidad de inversión”, tales como ciertos fondos de inversión. En su lugar, tales entidades medirán sus inversiones en filiales a valor razonable a través de resultados en conformidad con NIIF 9 Instrumentos Financieros o NIC 39 Instrumentos Financieros: Reconocimiento y Medición.

Las modificaciones también exigen revelación adicional con respecto a si la entidad es considerada una entidad de inversión, detalles de las filiales no consolidadas de la entidad, y la naturaleza de la relación y ciertas transacciones entre la entidad de inversión y sus filiales. Por otra parte, las modificaciones exigen a una entidad de inversión contabilizar su inversión en una filial de la misma manera en sus Estados Financieros Intermedios Consolidados como en sus estados financieros individuales (o solo proporcionar estados financieros individuales si todas las filiales son no consolidadas).

Estados Financieros Intermedios Consolidados Marzo 2015 / Banco Santander Chile 32

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2015 Y 2014 Y AL 31 DE DICIEMBRE DE 2014

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

La fecha efectiva de estas modificaciones es para períodos que comiencen en o después del 1 de enero de 2014. Se permite la aplicación anticipada. La implementación de esta enmienda no tuvo un impacto material en los Estados Financieros Intermedios Consolidados del Banco.

Enmienda a NIC 19, Beneficios a Empleados – El 21 de noviembre de 2013, el IASB modificó la NIC 19 (2011) Beneficios a Empleados para aclarar los requerimientos relacionados con respecto a cómo las contribuciones de los empleados o terceros que están vinculadas a servicios deberían ser asignadas a los períodos de servicio. Las modificaciones permiten que las contribuciones que son independientes del número de años de servicio puedan ser reconocidos como una reducción en el costo por servicio en el período en el cual el servicio es prestado, en lugar de asignar las contribuciones a los períodos de servicio. Otras contribuciones de empleados o terceros se requiere que sean atribuidas a los períodos de servicio ya sea usando la fórmula de contribución del plan o sobre una base lineal. Las modificaciones son efectivas para períodos que comienzan en o después del 1 de julio de 2014, se permite la aplicación anticipada. La implementación de esta enmienda no tuvo un impacto material en los Estados Financieros Intermedios Consolidados del Banco.

Mejoras Anuales, ciclo 2010-2012 – El 12 de diciembre de 2013 se emitió este documento que abarca a siete cuerpos normativos:

-	NIIF 2 Pagos basados en acciones: modifica la definición de “condición para la consolidación de la concesión (irrevocabilidad)” y “condiciones de mercado” y agrega la definición de “condiciones de ejecución” y “condición de servicio” (la cual era parte de la definición de condición para la consolidación de la concesión”).
-	NIIF 3 Combinaciones de negocios: aclara que las consideraciones contingentes que son clasificadas como activos o pasivos deben ser medidos a valor razonable a cada fecha de reporte.
-	NIIF 8 Segmentos de operación: requiere que una entidad revele los juicios hechos por la administración en la aplicación de los criterios de agregación de los segmentos operativos y, aclara que la entidad debe solo proporcionar reconciliación entre el total de activos del segmento reportables y los activos de la entidad si los activos del segmento sin reportados con regularidad.
-	NIIF 13 Medición de valor razonable: aclara que la emisión de las NIIF 13 y la modificación a NIIF 9 y NIC 39 no eliminó la posibilidad de medir las cuentas por cobrar y pagar a corto plazo que carecen de tasa de interés establecida al importes de las facturas sin descontar si el efecto de no descontar es inmaterial.
-	NIC 16 Propiedad, planta y equipo: aclara que cuando se revalúa un elemento de propiedades, planta y equipo el valor bruto en libros se ajusta de una manera consistente con la revalorización del valor en libros.
-	NIC 24 Información a revelar sobre partes relacionadas: aclara que una entidad que provee servicios de personal de administración clave a la entidad que informa o la matriz de la entidad que reporta es una parte relacionada de la entidad que informa.
-	NIC 38 Activos intangibles: aclara que cuando se revalúa un elemento de intangibles el valor bruto en libros se ajusta de una manera consistente con la revalorización del valor en libros.

Las mejoras anuales a las NIIF, ciclo 2010-2012, se deberán aplicar para períodos anuales que comienzan en o después del 1 de julio de 2014, se permite aplicación anticipada. La implementación de estas enmiendas no tuvo un impacto material en los Estados Financieros Intermedios Consolidados del Banco.

Mejoras Anuales, ciclo 2011-2014 – El 12 de diciembre de 2013 se emitió este documento que abarca a cuatro cuerpos normativos:

-	NIIF 1 Adopción por primera vez: aclara que una entidad, en sus primeros estados financieros bajo NIIF, tiene la posibilidad de elegir entre aplicar una NIIF existentes y actualmente efectiva o la aplicación de una NIIF nueva o revisada que todavía no es obligatoria, siempre que permita su aplicación anticipada. Se requiere que la entidad aplique la misma versión de la NIIF a través de los períodos cubiertos por los primeros estados financieros según las NIIF.
-	NIIF 3 Combinaciones de negocios: aclara que la NIIF 3 excluye de su ámbito la contabilidad para la formación de un acuerdo conjunto en los estados financieros del propio acuerdo conjunto.
-	NIIF 13 Medición de valor razonable: aclara que el alcance de la excepción de cartera definida en el párrafo 52 de la NIIF 13 incluye todos los contratos contabilizados dentro del alcance de la “NIC 39 Instrumentos Financieros: Reconocimiento y Medición” y la “NIIF 9 Instrumentos Financieros”, independientemente de si se ajustan a la definición de activos financieros o financieros pasivos tal como se define en la “NIC 32 Instrumentos Financieros: Presentación”.
-	NIC 40 Propiedades de inversión: aclara que si una determinada transacción cumple con la definición tanto de una combinación de negocios, tal como se define en la NIIF 3 Combinaciones de negocios y Propiedades de inversiones como se define en la NIC 40 Propiedades de Inversión requiere la aplicación por separado de ambas normas de forma independiente.

Estados Financieros Intermedios Consolidados Marzo 2015 / Banco Santander Chile 33

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2015 Y 2014 Y AL 31 DE DICIEMBRE DE 2014

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

Las mejoras anuales a las NIIF, ciclo 2011-2013, se deberán aplicar para períodos anuales que comienzan en o después del 1 de julio de 2014, se permite aplicación anticipada. La implementación de estas enmiendas no tuvo un impacto material en los Estados Financieros Intermedios Consolidados del Banco.

II.	Nuevas normas contables e instrucciones emitidas tanto por la Superintendencia de Bancos e Instituciones Financieras como por el International Accounting Standards Board que no han entrado en vigencia al 31 de diciembre de 2014.

A la fecha de cierre de los presentes estados financieros se habían publicado nuevas Normas Internacionales de Información Financiera así como interpretaciones de las mismas y normas de la SBIF, que no eran de cumplimiento obligatorio al 31 de diciembre de 2014. Aunque en algunos casos la aplicación anticipada es permitida por el IASB, el Banco no ha realizado su aplicación a dicha fecha.

1.	Normas Contables emitidas por la Superintendencia de Bancos e Instituciones Financieras

El 30 de diciembre de 2014, mediante carta circular 3.573 se introducen modificaciones al compendio de Normas Contables. Capítulos B-1, B-2 y E. Establece el método estándar para los créditos hipotecarios residenciales que se aplicará a partir de 2016. Además, complementa y precisa instrucciones sobre provisiones y créditos que conforman la cartera deterioradas. La SBIF autoriza, mediante carta (del 30 enero 2015), el extender hasta el 1 de enero de 2016 la aplicación de todos los cambios regulatorios de esta norma. La Administración se encuentra evaluando el impacto de la adopción de estas modificaciones.

2.	Normas Contables emitidas por el International Accounting Standards Board

NIIF 9, Instrumentos Financieros - El 12 de noviembre de 2009, el International Accounting Standard Board (IASB) emitió NIIF 9, Instrumentos Financieros. Esta Norma introduce nuevos requerimientos para la clasificación y medición de activos financieros y es efectiva para períodos anuales que comiencen en o después del 1 de enero de 2013, permitiendo su aplicación anticipada. NIIF 9 especifica como una entidad debería clasificar y medir sus activos financieros. Requiere que todos los activos financieros sean clasificados en su totalidad sobre la base del modelo de negocio de la entidad para la gestión de activos financieros y las características de los flujos de caja contractuales de los activos financieros. Los activos financieros son medidos ya sea a costo amortizado o valor razonable. Solamente los activos financieros que sean clasificados como medidos a costo amortizados serán probados por deterioro. El 28 de octubre de 2010, el IASB publicó una versión revisada de NIIF 9, Instrumentos Financieros.

La Norma revisada retiene los requerimientos para la clasificación y medición de activos financieros que fue publicada en noviembre de 2009, pero agrega guías sobre la clasificación y medición de pasivos financieros. Como parte de la reestructuración de NIIF 9, el IASB también ha replicado las guías sobre desreconocimiento de instrumentos financieros y las guías de implementación relacionadas desde NIC 39 a NIIF 9. Estas nuevas guías concluyen la primera fase del proyecto del IASB para reemplazar la NIC 39. Las otras fases, deterioro y contabilidad de cobertura, aún no han sido finalizadas.

Las guías incluidas en NIIF 9 sobre la clasificación y medición de activos financieros no han cambiado de aquellas establecidas en NIC 39. En otras palabras, los pasivos financieros continuarán siendo medidos ya sea, a costo amortizado o a valor razonable con cambios en resultados. El concepto de bifurcación de derivados incorporados en un contrato por un activo financiero tampoco ha cambiado. Los pasivos financieros mantenidos para negociar continuarán siendo medidos a valor razonable con cambios en resultados, y todos los otros activos financieros serán medidos a costo amortizado a menos que se aplique la opción del valor razonable utilizando los criterios actualmente existentes en NIC 39.

No obstante lo anterior, existen dos diferencias con respecto a NIC 39:

•	La presentación de los efectos de los cambios en el valor razonable atribuibles al riesgo de crédito de un pasivo; y
•	La eliminación de la exención del costo para derivados de pasivo a ser liquidados mediante la entrega de instrumentos de patrimonio no transados.

El 16 de diciembre de 2012, el IASB emitió Fecha de Aplicación Obligatoria de NIIF 9 y Revelaciones de la Transición, difiriendo la fecha efectiva tanto de las versiones de 2009 y de 2010 a períodos anuales que comienzan en o después del 1 de enero de 2015. Anterior a las modificaciones, la aplicación de NIIF 9 era obligatoria para períodos anuales que comenzaban en o después de 2014. Las modificaciones cambian los requerimientos para la transición desde NIC 39 Instrumentos Financieros:

Reconocimiento y Medición a NIIF 9. Adicionalmente, las modificaciones también modifican NIIF 7 Instrumentos Financieros: Revelaciones para agregar ciertos requerimientos en el período de reporte en el que se incluya la fecha de aplicación de NIIF 9.

Estados Financieros Intermedios Consolidados Marzo 2015 / Banco Santander Chile 34

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2015 Y 2014 Y AL 31 DE DICIEMBRE DE 2014

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

Las modificaciones son efectivas para períodos anuales que comiencen en o después del 1 de enero de 2015, permitiendo su aplicación anticipada. La Administración en conformidad con lo establecido por la Superintendencia de Bancos e Instituciones Financieras, no aplicará esta norma en forma anticipada, más aún no será aplicada mientras la mencionada superintendencia no lo disponga como estándar de uso obligatorio para todos los bancos.

NIIF 9, Instrumentos Financieros – contabilidad de cobertura y enmiendas a NIIF 9, NIIF 7 y NIC 39 – El 19 de noviembre de 2013 IASB emitió esta enmienda, la cual incluye un nuevo modelo general de contabilidad de cobertura, el cual se alinea más estrechamente con la gestión de riegos, entregando información más útil a los usuarios de los estados financieros. Por otra parte, los requerimientos relativos a la opción del valor razonable para pasivos financieros se cambiaron para abordar el riesgo de crédito propio, esta mejora establece que los efectos de cambios en el riesgo de crédito de un pasivo no deben afectar al resultado del período a menos que el pasivo se mantenga para negociar; se permite la adopción temprana de esta modificación sin la aplicación de los otros requerimientos de NIIF 9. Adicionalmente, condiciona la fecha efectiva de entrada en vigencia a la finalización del proyecto de NIIF 9, permitiendo de igual forma su adopción. La Administración se encuentra evaluando el potencial impacto de la adopción de estas enmiendas en lo que respecta a NIIF 7 y NIC 39, puesto que las referidas a NIIF 9 por expresa disposición de la SBIF no aplicarán a los estados financieros del Banco.

NIIF 9, Instrumentos Financieros – El 24 de julio de 2014, el IASN publico NIIF 9- Instrumentos Financieros, este documento final incluye la normativa ya emitida junto a un nuevo modelo de pérdida esperada y pequeñas modificaciones a los requerimientos de clasificaciones y medición para los activos financieros, añadiendo una nueva categoría de instrumentos financieros: activos a valor razonable con cambios en otro resultado integral para ciertos instrumentos de deuda. También incluye una guía adicional sobre cómo aplicar el modelo de negocio y pruebas de características de flujo de caja contractuales.

Esta norma es efectiva para períodos que comienzan en después del 1 de enero de 2018. Se permite su aplicación anticipada. La Administración en conformidad con lo establecido por la Superintendencia de Bancos e Instituciones Financieras, no aplicará esta norma en forma anticipada, más aún no será aplicada mientras la mencionada superintendencia no lo disponga como estándar de uso obligatorio para todos los bancos.

NIIF 14, Cuentas diferidas regulatorias – El 30 de enero de 2014, el  IASB publicó NIIF 14, esta norma específica los requerimientos de revelación para saldos contables regulatorios diferidos generados de entidades que proveen bienes y servicios a clientes a un precio o tasa establecida por una. La normativa requiere:

•	cambios limitados a las políticas contables que la sociedad aplicaba de acuerdo a su antiguo GAAP para los saldos contables regulatorios diferidos;
•	revelar que se identificaron y explicaron los montos reconocidos en los estados financieros de la entidad generados por normativa de tasas;
•	revelar que ayuda a los usuarios de los estados financieros a entender los montos, oportunidad y flujos futuros de caja inciertos provenientes de cualquier saldo contable regulatorio diferido.

Esta norma es efectiva para entidades que aplican IFRS por primera vez en períodos que comienzan en después del 1 de enero de 2016. La Administración se encuentra evaluando el potencial impacto de la adopción de estas modificaciones.

NIIF 15, Ingresos provenientes de contratos con clientes - El 28 de mayo de 2014, el IASB publico NIIF 15, cuyo objetivo es establecer principios de reporte de información útil para los usuarios de información financiera acerca de la naturaleza, monto, oportunidad e incertidumbre de los ingresos y flujos de caja generados de los contratos de una entidad con sus clientes. NIIF 15 elimina NIC 11 Contratos de Construcción, NIC 18 Ingresos, CINIIF 13 Programas de lealtad con clientes, CINIIF 15 Acuerdos de construcción de bienes raíces, CINIIF 18 Transferencia de activos desde Clientes y SIC 31 Ingresos - Permuta de servicios de publicidad.

Esta norma es efectiva para períodos que comienzan en después del 1 de enero de 2017. Se permite su aplicación anticipada. La Administración se encuentra evaluando el potencial impacto de la adopción de esta norma.

Modificaciones a NIIF 11 – Contabilización de las adquisiciones de participaciones en operaciones conjuntas – El 6 de mayo de 2014, el IASB publicó esta modificación, la cual aclara la contabilización de las adquisiciones de una participación en una operación conjunta cuando la operación constituye un negocio. Modifica la NIIF 11 Acuerdos Conjuntos para exigir a una entidad que adquiere una participación, en una operación conjunta en la que la actividad constituye un negocio, a:

•	aplicar todas las combinaciones de negocios que representan los principios de la NIIF 3 y otras normas, a excepción de aquellos principios que entran en conflicto con la orientación en la NIIF 11.
•	revelar la información requerida por la NIIF 3 y otras normas para las combinaciones de negocios.

Estados Financieros Intermedios Consolidados Marzo 2015 / Banco Santander Chile 35

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2015 Y 2014 Y AL 31 DE DICIEMBRE DE 2014

NOTA N°01

PRINCIPALES CRITERIOS CONTABLES UTILIZADOS, continuación

Las modificaciones son efectivas para los períodos que comienzan en o después del 1 de enero de 2016. Se permite su aplicación anticipada pero esto requerirá una revelación. Las modificaciones se aplican de forma prospectiva. La Administración evaluó el impacto de esta norma, determinando que no tendrá efectos significativos.

Modificaciones a NIC 16 y NIC 38 – Aclaración de los métodos aceptables de Depreciación y Amortización – El 12 de mayo de 2014, el IASB publicó esta modificación, la cual aclara cómo se debe calcular la depreciación y amortización de propiedad, planta y equipo y activos intangibles. Son efectivos para períodos anuales que comiencen en o después del 1 de enero de 2016, pero se permite su aplicación anticipada. La Administración se encuentra evaluando el potencial impacto de la adopción de esta norma.

Modificaciones a NIC 27 – Modificación al Método de participación patrimonial en los estados financieros individuales – El 12 de agosto de 2014 IASB publico esta modificación, la cual reinstala el valor proporcional patrimonial como opción para valorizar inversiones en subsidiarias, negocios conjuntos y asociadas en los estados financieros individuales de una sociedad.

Esta norma es efectiva para períodos que comienzan en después del 1 de enero de 2016. Se permite su aplicación anticipada pero esto requerirá una revelación. La Administración evaluó el impacto de esta norma, determinando que no tendrá efectos significativos.

Modificaciones a IFRS 10 e IAS 28 – Venta y Contribución de activos entre un Inversionista y su asociada o negocio conjunto – El 11 de septiembre de 2014 IASB publico esta modificación, la cual aclara el alcance de las utilidades y pérdidas reconocidas en una transacción que involucra a una asociada o negocio conjunto, y que este depende de si el activo vendido o contribución constituye un negocio. Por lo tanto, IASB concluyó que la totalidad de las ganancias o pérdidas deben ser reconocidas frente a la pérdida de control de un negocio. Asimismo, las ganancias o pérdidas que resultan de la venta o contribución de una subsidiaria que no constituye un negocio (definición de IFRS 3) a una asociada o negocio conjunto deben ser reconocidas sólo en la medida de los intereses no relacionados en la asociada o negocio conjunto.

Esta norma es efectiva para períodos que comienzan en después del 1 de enero de 2016. Se permite su aplicación anticipada pero esto requerirá una revelación. La Administración se encuentra evaluando el potencial impacto de la adopción de esta norma.

Modificaciones a NIC 1 – Iniciativa de Revelación – El 18 de diciembre de 2014, el IASB agregó una iniciativa en materia de revelación de su programa de trabajo 2013, para complementar el trabajo realizado en el proyecto del Marco Conceptual. La iniciativa está compuesta por una serie de proyectos más pequeños que tienen como objetivo estudiar las posibilidades para ver la forma de mejorar la presentación y revelación de principios y requisitos de las normas ya existentes. Estas enmiendas son efectivas para períodos anuales que comiencen en o después del 1 de enero de 2016, se permite su aplicación anticipada.

La Administración se encuentra evaluando el potencial impacto de la adopción de esta norma.

Modificaciones a NIIF 10, NIIF 12 y NIC 28 – Entidades de inversión: Aplicación de la excepción de Consolidación – El 18 de diciembre de 2014, el IASB publicó estas modificaciones para abordar los problemas que han surgido en el contexto de la aplicación de la excepción de consolidación de entidades de inversión. Estas enmiendas son efectivas para períodos anuales que comienzan en o después del 1 de enero de 2016, se permite su aplicación anticipada. La Administración se encuentra evaluando el potencial impacto de la adopción de esta norma.

Mejoras Anuales, ciclo 2012-2015 – El 25 de septiembre de 2014 IASB emitió este documento, el cual abarca cuatro cuerpos normativos.

-	NIIF 5, Activos no Corrientes Mantenidos para la Venta y Operaciones Discontinuadas: adiciona guías específicas en casos en los cuales una entidad reclasifica un activo desde mantenido para la venta hacia mantenido para distribución o viceversa, y casos en los cuales los mantenidos para distribución son contabilizados como operaciones discontinuadas.
-	NIIF 7, Instrumentos Financieros: información a revelar: adiciona guías para aclarar si un contrato de servicios corresponde a un involucramiento continuo en una transferencia de activos con el propósito de determinar las revelaciones requeridas.
-	NIC 19, Beneficios a los Empleados: aclara que los bonos corporativos de alta calidad usados en la estimación de la tasa de descuento para loe beneficios post-empleo deben ser denominados en la misma moneda que el beneficio pagado.
-	NIC 34, Información Financiera Intermedia: aclara el significado de “en otro lugar del informe intermedio” y requiere una referencia cruzada.

Las modificaciones son efectivas para períodos anuales que comienzan en o después del 1 de enero de 2016, se permite la aplicación anticipada. La Administración se encuentra evaluando el potencial impacto de la adopción de estas normas.

Estados Financieros Intermedios Consolidados Marzo 2015 / Banco Santander Chile 36

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2015 Y 2014 Y AL 31 DE DICIEMBRE DE 2014

NOTA N°02

HECHOS RELEVANTES

Al 31 de marzo de 2015, se han registrado los siguientes hechos relevantes que han influido en las operaciones del Banco en los Estados Financieros Intermedios Consolidados.

-	Directorio

El Directorio no ha registrado hechos relevantes que haya que informar en estos estados financieros.

-	Colocación de bonos bancarios – Al 31 de marzo de 2015

Al 31 de marzo de 2015 el Banco ha colocado bonos por UF 8.000.000. El detalle de las colocaciones realizadas durante el año 2015 se incluye en Nota 15.

Bonos corrientes año 2015

Serie	Moneda	Monto Emisión	Monto Colocación (*)	Plazo	Tasa de Emisión	Fecha de Emisión	Fecha de vencimiento
SF	UF	3.000.000	3.000.000	5 años	3,00% semestral	19-02-2015	01-04-2020
SB	UF	2.000.000	2.000.000	4 años	2,65% semestral	11-12-2014	01-07-2019
SG	UF	3.000.000	3.000.000	10 años	3,30% semestral	26-02-2015	01-10-2025
Total	UF	8.000.000	8.000.000

(*) Corresponde a los montos colocados entre el 1 de enero y el 31 de marzo de 2015.

Estados Financieros Intermedios Consolidados Marzo 2015 / Banco Santander Chile 37

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2015 Y 2014 Y AL 31 DE DICIEMBRE DE 2014

NOTA N°03

SEGMENTOS DE NEGOCIO

El Banco administra y mide el desempeño de sus operaciones por segmentos de negocios. La información que se incluye en esta nota no es necesariamente comparable con la de otras instituciones financieras, debido a que se basa en el sistema interno de información para la gestión según los segmentos establecidos por el Banco.

Las transacciones entre segmentos se realizan bajo condiciones y términos comerciales normales. Los activos, pasivos y resultados de cada segmento incluyen ítems directamente atribuibles al segmento al que pueden asignarse con una base razonable.

Con el fin de lograr el cumplimiento de los objetivos estratégicos establecidos por la alta dirección y adaptarse a las cambiantes condiciones de mercado, cada cierto tiempo, el Banco realiza adecuaciones en su organización, modificaciones que a su vez impactan en mayor o menor medida, en la forma en que éste se gestiona o administra. Así, la presente revelación entrega información sobre como el Banco se gestiona al 31 de marzo de 2015. En cuanto a la información correspondiente al año 2014, ésta ha sido preparada con los mismos criterios vigentes al pasado cierre de los estados financieros con el objetivo de lograr la debida comparabilidad de las cifras.

El Banco se compone de los siguientes segmentos de negocios:

Individuos

a.	Santander Banefe

Atiende a individuos con ingresos mensuales de entre $150.000 y $400.000, los cuales reciben servicios por medio de Santander Banefe. Este segmento ofrece una variedad de servicios a los clientes incluyendo préstamos de consumo, tarjetas de crédito, préstamos para automóviles, préstamos hipotecarios, tarjetas de débito, productos de ahorro, fondos mutuos y seguros.

b.	Banca Personas

Atiende a individuos con ingresos mensuales mayores a $400.000. Este segmento ofrece una variedad de servicios a los clientes incluyendo préstamos de consumo, tarjetas de crédito, préstamos para automóviles, préstamos comerciales, comercio exterior, préstamos hipotecarios, tarjetas de débito, cuentas corrientes, productos de ahorro, fondos mutuos, corretaje de acciones y seguros.

c, PYMEs

Atiende a compañías pequeñas con ventas anuales inferiores a $1.200 millones. Este segmento ofrece a sus clientes una variedad de productos que incluyen préstamos comerciales, créditos con garantía estatal, leasing, factoring, comercio exterior, tarjetas de crédito, préstamos hipotecarios, cuentas corrientes, productos de ahorro, fondos mutuos y seguros.

Empresas e Institucionales

a.	Empresas

Atiende a compañías con ventas anuales sobre los $1.200 millones y hasta $10.000 millones. Este segmento ofrece una gran variedad de productos, incluyendo préstamos comerciales, leasing, factoring, comercio exterior, tarjetas de crédito, préstamos hipotecarios, cuentas corrientes, servicios transaccionales, servicios de tesorería, consultoría financiera, productos de ahorro, fondos mutuos y seguros.

b.	Inmobiliaria

Este segmento incluye todas las compañías en el sector inmobiliario que ejecutan proyectos para vender a terceros y a todas las constructoras con ventas anuales superiores a $800 millones sin tope. A estos clientes, en adición de ofrecerle los tradicionales servicios bancarios, se les ofrece servicios especializados para el financiamiento de proyectos principalmente residenciales, con la intención de aumentar la venta de préstamos hipotecarios.

Estados Financieros Intermedios Consolidados Marzo 2015 / Banco Santander Chile 38

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2015 Y 2014 Y AL 31 DE DICIEMBRE DE 2014

NOTA N°03

SEGMENTOS DE NEGOCIO, continuación

c.	Grandes Empresas

Considera compañías con ventas anuales sobre los $10.000 millones . Este segmento ofrece una gran variedad de productos, incluyendo préstamos comerciales, leasing, factoring, comercio exterior, tarjetas de crédito, préstamos hipotecarios, cuentas corrientes, servicios transaccionales, servicios de tesorería, consultoría financiera, banca de inversión, productos de ahorro, fondos mutuos y seguros.

d.	Institucionales

Atiende a organizaciones institucionales tales como universidades, organismos gubernamentales, municipalidades y gobiernos regionales. En este segmento se ofrece una variedad de productos, incluyendo préstamos comerciales, leasing, factoring, comercio exterior, tarjetas de crédito, préstamos hipotecarios, cuentas corrientes, servicios transaccionales, servicios de tesorería, productos de ahorro, fondos mutuos y seguros.

Global Banking and Markets

a.	Corporativa

Compañías multinacionales extranjeras o empresas multinacionales chilenas que tienen ventas por encima de los $10.000 millones. Este segmento ofrece una gran variedad de productos, incluyendo préstamos comerciales, leasing, factoring, comercio exterior, tarjetas de crédito, préstamos hipotecarios, cuentas corrientes, servicios transaccionales, servicios de tesorería, consultoría financiera, banca de inversión, productos de ahorro, fondos mutuos y seguros.

b.	Tesorería

La División de Tesorería proporciona sofisticados productos financieros principalmente a compañías en el área de Banca mayorista y el segmento de Empresas. Se incluyen productos como financiamiento y captación a corto plazo, servicios de corretaje, derivados, securitización y otros productos diseñados según la necesidad. El área de Tesorería también maneja la intermediación de posiciones, así como la cartera de inversiones propias.

Actividades Corporativas (“Otros”)

Este segmento incluye Gestión Financiera, que desarrolla las funciones globales de gestión de la posición estructural de cambio, del riesgo de interés estructural de la entidad matriz y del riesgo de liquidez. Este último, a través de la realización de emisiones y utilizaciones. Así mismo se gestionan, los recursos propios, la dotación de capital que se hace a cada unidad y el costo de financiación de las inversiones realizadas. Todo ello hace que, habitualmente, tenga aportación negativa a los resultados. Además este segmento incorpora todos los resultados intra-segmento, todas las actividades no asignadas a un segmento o producto con clientes.

Las políticas contables de los segmentos son las mismas que las descritas en el resumen de los principios contables, y son personalizados para satisfacer las necesidades de gestión del Banco. El Banco obtiene la mayoría de sus ingresos procedentes de los ingresos por intereses, los ingresos por comisiones y los resultados por operaciones financieras. La máxima autoridad en la toma de decisiones de cada segmento se basa principalmente en los ingresos por intereses, los ingresos por comisiones y provisión de gastos para evaluar el desempeño de los segmentos, y así tomar decisiones sobre los recursos que se asignarán a estos.

Estados Financieros Intermedios Consolidados Marzo 2015 / Banco Santander Chile 39

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2015 Y 2014 Y AL 31 DE DICIEMBRE DE 2014

NOTA N°03

SEGMENTOS DE NEGOCIO, continuación

Los cuadros que se presentan a continuación, muestran el resultado del Banco por segmentos de negocios, por los períodos terminados al 31 de marzo de 2015 y 2014, y además los saldos correspondientes a créditos y cuentas por cobrar a clientes al 31 de diciembre de 2014:

		Al 31 de marzo de 2015
	Créditos y cuentas por cobrar a clientes (1)	Ingreso neto por intereses y reajustes	Ingreso neto por comisiones	ROF (2)	Provisiones	Gastos de apoyo (3)	Contribución neta del segmento
	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Individuos y PYME
Santander Banefe	765.000	22.714	4.039	17	(11.508)	(12.981)	2.281
Banca Comercial	11.460.564	131.289	28.545	1.768	(40.312)	(88.639)	32.651
PYMES	3.252.893	62.179	10.606	1.747	(19.736)	(20.086)	34.710
Subtotales	15.478.457	216.182	43.190	3.532	(71.556)	(121.706)	69.642

Empresas e institucionales
Empresas	1.931.209	19.549	3.502	2.117	(5.565)	(7.453)	12.150
Grandes Empresas	2.248.334	17.539	2.098	1.560	641	(5.334)	16.504
Inmobiliarias	1.018.548	7.842	1.067	98	(13)	(1.515)	7.479
Institucionales	410.321	8.329	287	256	66	(3.454)	5.484
Subtotales	5.608.412	53.259	6.954	4.031	(4.871)	(17.756)	41.617

Banca Comercial	21.086.869	269.441	50.144	7.563	(76.427)	(139.462)	111.259

Global banking and markets
Corporativa	2.456.355	15.247	4.315	(3)	(848)	(6.304)	12.407
Tesorería	-	4.882	28	15.102	-	(5.666)	14.346
Subtotales	2.456.355	20.129	4.343	15.099	(848)	(11.970)	26.753

Otros	140.336	(16.151)	974	18.329	(1.951)	228	1.429

Totales	23.683.560	273.419	55.461	40.991	(79.226)	(151.204)	139.441

Otros ingresos operacionales							5.108
Otros gastos operacionales							(14.646)
Resultado por inversiones en sociedades							485
Impuesto a la renta							(31.318)
Utilidad consolidada del ejercicio							99.070

(1)	Corresponde a créditos y cuentas por cobrar a clientes más el saldo adeudado por bancos, sin deducir sus respectivas provisiones por insolvencia.
(2)	Corresponde a la suma de la utilidad neta de operaciones financieras y la utilidad de cambio neta.
(3)	Corresponde a la suma de remuneraciones y gastos del personal, gastos de administración, depreciaciones y amortizaciones y deterioro.

Estados Financieros Intermedios Consolidados Marzo 2015 / Banco Santander Chile 40

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2015 Y 2014 Y AL 31 DE DICIEMBRE DE 2014

NOTA N°03

SEGMENTOS DE NEGOCIO, continuación

	Al 31 de diciembre de 2014	Al 31 de marzo de 2014
	Créditos y cuentas por cobrar a clientes (1)	Ingreso neto por intereses y reajustes	Ingreso neto por comisiones	ROF (2)	Provisiones	Gastos de apoyo (3)	Contribución neta del segmento
	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Individuos y PYME
Santander Banefe	770.894	25.641	5.984	11	(14.761)	(12.677)	4.198
Banca Comercial	11.202.182	117.357	26.351	1.425	(33.960)	(78.646)	32.527
PYMES	3.218.598	57.752	9.814	1.279	(23.716)	(17.438)	27.691
Subtotales	15.191.674	200.750	42.149	2.715	(72.437)	(108.761)	64.416

Empresas e institucionales
Empresas	1.887.772	17.930	3.238	2.027	(5.006)	(6.985)	11.204
Grandes Empresas	2.138.128	16.421	2.127	1.822	(1.996)	(4.440)	13.934
Inmobiliarias	1.027.191	7.419	1.026	69	77	(1.205)	7.566
Institucionales	390.893	7.477	374	172	94	(2.803)	5.314
Subtotales	5.443.984	49.247	6.945	4.090	(6.831)	(15.433)	38.018

Banca Comercial	20.635.658	249.997	49.094	6.805	(79.268)	(124.194)	102.434

Global banking and markets
Corporativa	2.201.913	13.142	5.854	127	(25)	(5.264)	13.834
Tesorería	-	4.060	3	16.783	-	(5.006)	15.840
Subtotales	2.201.913	17.202	5.857	16.910	(25)	(10.270)	29.674

Otros	55.078	46.294	813	9.257	(1.941)	(3.097)	51.326

Totales	22.892.649	313.493	55.764	32.972	(81.234)	(137.561)	183.434

Otros ingresos operacionales							5.510
Otros gastos operacionales							(20.892)
Resultado por inversiones en sociedades							287
Impuesto a la renta							(26.152)
Utilidad consolidada del ejercicio							142.187

(1)	Corresponde a créditos y cuentas por cobrar a clientes más el saldo adeudado por bancos, sin deducir sus respectivas provisiones por insolvencia.
(2)	Corresponde a la suma de la utilidad neta de operaciones financieras y la utilidad de cambio neta.
(3)	Corresponde a la suma de remuneraciones y gastos del personal, gastos de administración, depreciaciones y amortizaciones y deterioro.

Estados Financieros Intermedios Consolidados Marzo 2015 / Banco Santander Chile 41

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2015 Y 2014 Y AL 31 DE DICIEMBRE DE 2014

NOTA N°04

EFECTIVO Y EQUIVALENTE DE EFECTIVO

a)	El detalle de los saldos incluidos bajo efectivo equivalente de efectivo es el siguiente:

	Al 31 de marzo de	Al 31 de diciembre de
	2015	2014
	MM$	MM$
Efectivo y depósitos en bancos
Efectivo	603.677	594.979
Depósitos en el Banco Central de Chile	559.624	167.444
Depósitos bancos nacionales	165	50
Depósitos en el exterior	669.426	846.415
Subtotales efectivo y depósitos en bancos	1.832.892	1.608.888

Operaciones con liquidación en curso netas	216.931	250.114

Totales efectivo y equivalente de efectivo	2.049.823	1.859.002

El nivel de los fondos en efectivo y en el Banco Central de Chile responde a regulaciones sobre encaje que el Banco debe mantener como promedio en períodos mensuales.

b)	Operaciones con liquidación en curso:

Las operaciones con liquidación en curso corresponden a transacciones en que sólo resta la liquidación que aumentará o disminuirá los fondos en el Banco Central de Chile o en bancos del exterior, normalmente dentro de las próximas 24 a 48 hrs. hábiles siguientes al cierre de cada ejercicio. Estas operaciones se presentan de acuerdo al siguiente detalle:

	Al 31 de marzo de	Al 31 de diciembre de
	2015	2014
	MM$	MM$
Activos
Documentos a cargo de otros bancos (canje)	211.007	261.758
Fondos por recibir	852.695	269.615
Subtotales	1.063.702	531.373
Pasivos
Fondos por entregar	846.771	281.259
Subtotales	846.771	281.259

Operaciones con liquidación en curso netas	216.931	250.114

Estados Financieros Intermedios Consolidados Marzo 2015 / Banco Santander Chile 42

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2015 Y 2014 Y AL 31 DE DICIEMBRE DE 2014

NOTA N°05

INSTRUMENTOS PARA NEGOCIACIÓN

El detalle de los instrumentos designados como instrumentos financieros para negociación es el siguiente:

	Al 31 de marzo de	Al 31 de diciembre de
	2015	2014
	MM$	MM$

Instrumentos del Estado y del Banco Central de Chile
Bonos del Banco Central de Chile	173.627	270.004
Pagarés del Banco Central de Chile	-	-
Otros instrumentos del Estado y del Banco Central de Chile	83.302	461.340
Subtotales	256.929	731.344

Instrumentos de otras instituciones nacionales
Pagarés de depósitos en bancos del país	-	-
Letras hipotecarias de bancos del país	-	-
Bonos de bancos del país	-	-
Bonos de otras empresas del país	41.670	36.339
Otros instrumentos emitidos en el país	-	-
Subtotales	41.670	36.339

Instrumentos de instituciones extranjeras
Instrumentos de gobierno o bancos centrales del exterior	-	-
Otros instrumentos del exterior	-	-
Subtotales	-	-

Inversiones en fondos mutuos
Fondos administrados por entidades relacionadas	263	7.132
Fondos administrados por terceros	-	-
Subtotales	263	7.132

Totales	298.862	774.815

Al 31 de marzo de 2015 y al 31 de diciembre 2014, no existen instrumentos vendidos con pacto de retrocompra a clientes e instituciones financieras.

Estados Financieros Intermedios Consolidados Marzo 2015 / Banco Santander Chile 43

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2015 Y 2014 Y AL 31 DE DICIEMBRE DE 2014

NOTA N°06

CONTRATOS DE DERIVADOS FINANCIEROS Y COBERTURAS CONTABLES

a)	El Banco al 31 de marzo de 2015 y al 31 de diciembre de 2014, mantiene la siguiente cartera de instrumentos derivados:

	Al 31 de marzo de 2015
	Monto nocional				Valor razonable
	Hasta 3 meses	Más de 3 meses a 1 año	Más de 1 año	Totales	Activos	Pasivos
	MM$	MM$	MM$	MM$	MM$	MM$

Derivados de cobertura de valor razonable
Forwards de monedas	-	-	-	-	-	-
Swaps de tasas de interés	344.719	766.802	555.866	1.667.387	9.688	2.527
Swaps de monedas y tasas	-	205.234	710.131	915.365	146.705	6.954
Opciones call de monedas	-	-	-	-	-	-
Opciones call de tasas	-	-	-	-	-	-
Opciones put de monedas	-	-	-	-	-	-
Opciones put de tasas	-	-	-	-	-	-
Futuros de tasas de interés	-	-	-	-	-	-
Otros derivados	-	-	-	-	-	-
Subtotales	344.719	972.036	1.265.997	2.582.752	156.393	9.481

Derivados de cobertura de flujo de efectivo
Forwards de monedas	-	-	-	-	-	-
Swaps de tasas de interés	-	-	-	-	-	-
Swaps de monedas y tasas	82.954	2.020.780	1.267.282	3.371.016	139.669	40.776
Opciones call de monedas	-	-	-	-	-	-
Opciones call de tasas	-	-	-	-	-	-
Opciones put de monedas	-	-	-	-	-	-
Opciones put de tasas	-	-	-	-	-	-
Futuros de tasas de interés	-	-	-	-	-	-
Otros derivados	-	-	-	-	-	-
Subtotales	82.954	2.020.780	1.267.282	3.371.016	139.669	40.776

Derivados de negociación
Forwards de monedas	-	27.294.601	6.322.040	33.616.641	390.117	374.521
Swaps de tasas de interés	-	15.852.325	46.761.225	62.613.550	490.133	581.540
Swaps de monedas y tasas	-	8.406.111	42.311.397	50.717.508	1.547.714	1.263.318
Opciones call de monedas	-	188.641	421.597	610.238	23.544	22.812
Opciones call de tasas	-	1.231	141.821	143.052	972	1.010
Opciones put de monedas	-	483.564	20.134	503.698	1.560	768
Opciones put de tasas	-	-	-	-	-	-
Futuros de tasas de interés	-	-	-	-	-	-
Otros derivados	-	406.065	-	406.065	795	716
Subtotales	-	52.632.538	95.978.214	148.610.752	2.454.835	2.244.685

Totales	427.673	55.625.354	98.511.493	154.564.520	2.750.897	2.294.942

Estados Financieros Intermedios Consolidados Marzo 2015 / Banco Santander Chile 44

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2015 Y 2014 Y AL 31 DE DICIEMBRE DE 2014

NOTA N°06

CONTRATOS DE DERIVADOS FINANCIEROS Y COBERTURAS CONTABLES, continuación

	Al 31 de diciembre de 2014
	Monto nocional				Valor razonable
	Hasta 3 meses	Más de 3 meses a 1 año	Más de 1 año	Totales	Activos	Pasivos
	MM$	MM$	MM$	MM$	MM$	MM$

Derivados de cobertura de valor razonable
Forwards de monedas	-	-	-	-	-	-
Swaps de tasas de interés	97.812	846.168	668.166	1.612.146	9.821	2.540
Swaps de monedas y tasas	-	193.704	694.852	888.556	110.448	7.997
Opciones call de monedas	-	-	-	-	-	-
Opciones call de tasas	-	-	-	-	-	-
Opciones put de monedas	-	-	-	-	-	-
Opciones put de tasas	-	-	-	-	-	-
Futuros de tasas de interés	-	-	-	-	-	-
Otros derivados	-	-	-	-	-	-
Subtotales	97.812	1.039.872	1.363.018	2.500.702	120.269	10.537

Derivados de cobertura de flujo de efectivo
Forwards de monedas	-	-	-	-	-	-
Swaps de tasas de interés	-	-	-	-	-	-
Swaps de monedas y tasas	11.329	850.555	1.727.283	2.589.167	131.880	21.996
Opciones call de monedas	-	-	-	-	-	-
Opciones call de tasas	-	-	-	-	-	-
Opciones put de monedas	-	-	-	-	-	-
Opciones put de tasas	-	-	-	-	-	-
Futuros de tasas de interés	-	-	-	-	-	-
Otros derivados	-	-	-	-	-	-
Subtotales	11.329	850.555	1.727.283	2.589.167	131.880	21.996

Derivados de negociación
Forwards de monedas	8.740.802	20.156.612	2.155.381	31.052.795	342.726	277.789
Swaps de tasas de interés	1.675.560	16.147.587	37.838.280	55.661.427	518.392	485.798
Swaps de monedas y tasas	524.274	4.395.731	19.028.968	23.948.973	1.609.197	1.761.196
Opciones call de monedas	160.560	89.701	-	250.261	1.587	2.597
Opciones call de tasas	-	-	103.474	103.474	795	633
Opciones put de monedas	153.999	157.757	34.491	346.247	2.575	485
Opciones put de tasas	-	-	-	-	-	-
Futuros de tasas de interés	-	-	-	-	-	-
Otros derivados	258.425	-	-	258.425	142	353
Subtotales	11.513.620	40.947.388	59.160.594	111.621.602	2.475.414	2.528.851

Totales	11.622.761	42.837.815	62.250.895	116.711.471	2.727.563	2.561.384

Estados Financieros Intermedios Consolidados Marzo 2015 / Banco Santander Chile 45

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2015 Y 2014 Y AL 31 DE DICIEMBRE DE 2014

NOTA N°06

CONTRATOS DE DERIVADOS FINANCIEROS Y COBERTURAS CONTABLES, continuación

b)	Coberturas

Coberturas de valor razonable

El Banco utiliza cross currency swap, interest rate swap y call money swap para cubrir su exposición a cambios en el valor razonable del elemento cubierto atribuibles al tipo de interés. Los instrumentos de cobertura ya mencionados, modifican el costo efectivo de emisiones a largo plazo, desde un tipo de interés fijo a un tipo de interés variable.

A continuación se presenta el detalle de los elementos cubiertos e instrumentos de cobertura bajo coberturas de valor razonable, vigentes al 31 de marzo de 2015 y al 31 de diciembre de 2014, separado por plazo al vencimiento:

	Al 31 de marzo de 2015
	Dentro de 1 año	Entre 1 y 3 años	Entre 3 y 6 años	Sobre 6 años	Total
	MM$	MM$	MM$	MM$	MM$

Elemento cubierto
Créditos y cuentas por cobrar a clientes:
Mutuo hipotecario	-	-	-	-	-
Instrumentos de inversión disponibles para la venta:
Bono Yankee	-	-	-	-	-
Letras hipotecarias	-	-	-	3.197	3.197
Bonos de la Tesorería General de la República	-	-	10.000	20.000	30.000
Bonos del Banco Central de Chile	-	-	-	-	-
Depósitos y otras captaciones a plazo:
Depósito a plazo	923.922	157.000	-	-	1.080.922
Instrumentos de deuda emitidos:
Bonos corrientes o senior	392.833	262.908	293.894	518.998	1.468.633
Bonos subordinados	-	-	-	-	-
Obligaciones con bancos:
Créditos interbancarios	-	-	-	-	-
Totales	1.316.755	419.908	303.894	542.195	2.582.752
Instrumento de cobertura:
Swaps de monedas y tasas	205.234	262.908	193.894	253.329	915.365
Swaps de tasas de interés	1.111.521	157.000	110.000	288.866	1.667.387
Totales	1.316.755	419.908	303.894	542.195	2.582.752

	Al 31 de diciembre de 2014
	Dentro de 1 año	Entre 1 y 3 años	Entre 3 y 6 años	Sobre 6 años	Total
	MM$	MM$	MM$	MM$	MM$

Elemento cubierto
Créditos y cuentas por cobrar a clientes:
Mutuo hipotecario	-	-	-	-	-
Instrumentos de inversión disponibles para la venta:
Bono Yankee	-	-	-	-	-
Letras hipotecarias	-	-	-	3.291	3.291
Bonos de la Tesorería General de la República	-	20.000	135.000	20.000	175.000
Bonos del Banco Central de Chile	-	28.000	13.000	147.500	188.500
Depósitos y otras captaciones a plazo:
Depósito a plazo	761.481	33.000	-	-	794.481
Instrumentos de deuda emitidos:
Bonos corrientes o senior	376.203	261.437	286.792	414.998	1.339.430
Bonos subordinados	-	-	-	-	-
Obligaciones con bancos:
Créditos interbancarios	-	-	-	-	-
Totales	1.137.684	342.437	434.792	585.789	2.500.702
Instrumento de cobertura:
Swaps de monedas y tasas	955.185	342.437	434.792	464.123	2.196.537
Swaps de tasas de interés	182.499	-	-	121.666	304.165
Totales	1.137.684	342.437	434.792	585.789	2.500.702

Estados Financieros Intermedios Consolidados Marzo 2015 / Banco Santander Chile 46

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2015 Y 2014 Y AL 31 DE DICIEMBRE DE 2014

NOTA N°06

CONTRATOS DE DERIVADOS FINANCIEROS Y COBERTURAS CONTABLES, continuación

Coberturas de flujos de efectivo

El Banco utiliza cross currency swaps para cubrir el riesgo de variabilidad de flujos atribuibles a cambios en la tasa de interés de mutuos hipotecarios, bonos y créditos interbancarios emitidos a tasa variable. Para cubrir el riesgo de inflación presente en ciertas partidas utiliza tanto forwards como cross currency swaps.

A continuación se presentan los nominales de la partida cubierta para el 31 de marzo de 2015 y 31 de diciembre de 2014, y el período donde se producirán los flujos:

	Al 31 de marzo de 2015
	Dentro de 1 año	Entre 1 y 3 años	Entre 3 y 6 años	Sobre 6 años	Total
	MM$	MM$	MM$	MM$	MM$

Elemento cubierto
Créditos y cuentas por cobrar a clientes:
Mutuo hipotecario	1.129.874	68.480	-	-	1.198.354
Instrumentos de inversión disponibles para la venta:
Bono Yankee	-	-	12.555	294.054	306.609
Bono del Banco Central de Chile	11.448	-	-	-	11.448
Depósitos y otras captaciones a plazo:
Depósito a plazo	140.291	-	-	-	140.291
Instrumentos de deuda emitidos:
Bonos corrientes o senior( tasa variable)	434.417	474.784	156.333	-	1.065.534
Bonos corrientes o senior( tasa fija)	-	-	-	-	-
Obligaciones con bancos:
Créditos interbancarios	387.705	261.075	-	-	648.780
Totales	2.103.735	804.339	168.888	294.054	3.371.016
Instrumento de cobertura:
Swaps de monedas y tasas	2.103.735	804.339	168.888	294.054	3.371.016
Totales	2.103.735	804.339	168.888	294.054	3.371.016

	Al 31 de diciembre de 2014
	Dentro de 1 año	Entre 1 y 3 años	Entre 3 y 6 años	Sobre 6 años	Total
	MM$	MM$	MM$	MM$	MM$
Elemento cubierto
Créditos y cuentas por cobrar a clientes:
Mutuo hipotecario	10.078	78.927	-	-	89.005
Instrumentos de inversión disponibles para la venta:
Bono Yankee	-	-	-	287.078	287.078
Bonos del Banco Central de Chile	11.448	11.509	-	-	22.957
Depósitos y otras captaciones a plazo:
Depósitos a plazo	289.819	-	-	-	289.819
Instrumentos de deuda emitidos:
Bonos corrientes o senior (tasa variable)	-	882.875	152.083	-	1.034.958
Bonos corrientes o senior (tasa fija)	-	-	-	-	-
Obligaciones con bancos:
Créditos interbancarios	550.539	314.811	-	-	865.350
Totales	861.884	1.288.122	152.083	287.078	2.589.167
Instrumento de cobertura:
Swaps de monedas y tasas	861.884	1.288.122	152.083	287.078	2.589.167
Totales	861.884	1.288.122	152.083	287.078	2.589.167

Estados Financieros Intermedios Consolidados Marzo 2015 / Banco Santander Chile 47

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2015 Y 2014 Y AL 31 DE DICIEMBRE DE 2014

NOTA N°06

CONTRATOS DE DERIVADOS FINANCIEROS Y COBERTURAS CONTABLES, continuación

A continuación se presenta la estimación de los períodos donde se espera que se produzcan los flujos:

b.1) Proyección de flujos por riesgo de tasa de interés

	Al 31 de marzo de 2015
	Dentro de 1 año	Entre 1 y 3 años	Entre 3 y 6 años	Sobre 6 años	Total
	MM$	MM$	MM$	MM$	MM$
Elemento cubierto
Ingresos de flujo	33.881	22.943	9.424	4.911	71.159
Egresos de flujo	(27.392)	(14.148)	(1.118)	-	(42.658)
Flujos netos	6.489	8.795	8.306	4.911	28.501

Instrumento de cobertura
Ingresos de flujo	27.392	14.148	1.118	-	42.658
Egresos de flujo (*)	(33.881)	(22.943)	(9.424)	(4.911)	(71.159)
Flujos netos	(6.489)	(8.795)	(8.306)	(4.911)	(28.501)

(*) Hemos incluido solo aquella porción de la proyección de los flujos del instrumento de cobertura (derivado) que es utilizada para cubrir el riesgo de tasa de interés.

	Al 31 de diciembre de 2014
	Dentro de 1 año	Entre 1 y 3 años	Entre 3 y 6 años	Sobre 6 años	Total
	MM$	MM$	MM$	MM$	MM$
Elemento cubierto
Ingresos de flujo	22.834	26.763	10.039	5.449	65.085
Egresos de flujo	(27.361)	(19.007)	(2.186)	-	(48.554)
Flujos netos	(4.527)	7.756	7.853	5.449	16.531

Instrumento de cobertura
Ingresos de flujo	27.361	19.007	2.186	-	48.554
Egresos de flujo (*)	(22.834)	(26.763)	(10.039)	(5.449)	(65.085)
Flujos netos	4.527	(7.756)	(7.853)	(5.449)	(16.531)

(*) Hemos incluido solo aquella porción de la proyección de los flujos del instrumento de cobertura (derivado) que es utilizada para cubrir el riesgo de tasa de interés.

Estados Financieros Intermedios Consolidados Marzo 2015 / Banco Santander Chile 48

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2015 Y 2014 Y AL 31 DE DICIEMBRE DE 2014

NOTA N°06

CONTRATOS DE DERIVADOS FINANCIEROS Y COBERTURAS CONTABLES, continuación

b.2) Proyección de flujos por riesgo de inflación

	Al 31 de marzo de 2015
	Dentro de 1 año	Entre 1 y 3 años	Entre 3 y 6 años	Sobre 6 años	Total
	MM$	MM$	MM$	MM$	MM$
Elemento cubierto
Ingresos de flujo	86.207	28.407	-	-	114.614
Egresos de flujo	-	-	-	-	-
Flujos netos	86.207	28.407	-	-	114.614

Instrumento de cobertura
Ingresos de flujo	-	-	-	-	-
Egresos de flujo	(86.207)	(28.407)	-	-	(114.614)
Flujos netos	(86.207)	(28.407)	-	-	(114.614)

	Al 31 de diciembre de 2014
	Dentro de 1 año	Entre 1 y 3 años	Entre 3 y 6 años	Sobre 6 años	Total
	MM$	MM$	MM$	MM$	MM$
Elemento cubierto
Ingresos de flujo	62.551	39.579	-	-	102.130
Egresos de flujo	-	-	-	-	-
Flujos netos	62.551	39.579	-	-	102.130

Instrumento de cobertura
Ingresos de flujo	-	-	-	-	-
Egresos de flujo	(62.551)	(39.579)	-	-	(102.130)
Flujos netos	(62.551)	(39.579)	-	-	(102.130)

b.3) Proyección de flujos por riesgo de tipo de cambio:

Al 31 de marzo de 2015 y diciembre de 2014, no existe cobertura por riesgo de tipo de cambio.

c)	La valorización generada por aquellos instrumentos de cobertura (derivados) utilizados en coberturas de flujos de efectivo cuyo efecto fue registrado en el Estado Intermedio Cambios en el Patrimonio Consolidado, específicamente dentro de “Otros resultados integrales” al 31 de marzo de 2015 y al 31 de diciembre de 2014, se presenta a continuación:

	Al 31 de marzo de	Al 31 de diciembre de
Elemento cubierto	2015	2014
	MM$	MM$

Obligaciones con banco	(7.398)	4.208
Instrumentos de deuda emitidos	(12.185)	5.981
Instrumentos disponibles para la venta	(13.858)	(726)
Créditos y cuentas por cobrar a clientes	(12.244)	1.262
Flujos netos	(45.685)	10.725

Estados Financieros Intermedios Consolidados Marzo 2015 / Banco Santander Chile 49

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2015 Y 2014 Y AL 31 DE DICIEMBRE DE 2014

NOTA N°06

CONTRATOS DE DERIVADOS FINANCIEROS Y COBERTURAS CONTABLES, continuación

Considerando que los flujos variables, tanto del elemento cubierto como del instrumento de cobertura, son espejos uno del otro, las coberturas son cercanas al 100% de eficiencia; lo que implica que todas las variaciones de valor atribuibles a componentes del riesgo cubierto se netean casi por completo. Al 31 de marzo de 2015 y 2014 se llevó a resultados una pérdida por ineficiencia de $1.184 millones y $299 millones, respectivamente.

Durante el período, el Banco no registró dentro de su cartera de coberturas contables de flujo de caja transacciones futuras previstas.

d)	A continuación se presenta el resultado generado por aquellos derivados de flujos de efectivo cuyo efecto fue traspasado desde otros resultados integrales a resultados del ejercicio:

	Al 31 de marzo de
	2015	2014
	MM$	MM$

Derivados para cobertura de Bonos	-	(7)
Derivados para cobertura de Créditos interbancarios	-	382

Resultados netos por cobertura de flujos de efectivo	-	375

Ver Nota 19 “Patrimonio”, letra d)

e)	Coberturas de inversión neta de negocios en el extranjero:

Al 31 de marzo de 2015 y al 31 de diciembre de 2014, el Banco no presenta dentro de su cartera de coberturas contables, coberturas de inversiones netas en el exterior.

Estados Financieros Intermedios Consolidados Marzo 2015 / Banco Santander Chile 50

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2015 Y 2014 Y AL 31 DE DICIEMBRE DE 2014

NOTA N°07

ADEUDADO POR BANCOS

a)	Al cierre de los estados financieros al 31 de marzo de 2015 y al 31 de diciembre de 2014, los saldos presentados en el rubro “Adeudado por bancos”, son los siguientes:

	Al 31 de marzo de	Al 31 de diciembre de
	2015	2014
	MM$	MM$

Bancos del país
Préstamos y avances a bancos	-	-
Depósitos en el Banco Central de Chile no disponibles	-	-
Títulos intransferibles del Banco Central de Chile	-	-
Otras acreencias con el Banco Central de Chile	-	-
Préstamos interbancarios	90.050	44
Sobregiros en cuentas corrientes	-	-
Depósitos intransferibles en bancos del país	-	-
Otras acreencias con bancos del país	-	-
Provisiones y deterioro para créditos con bancos en el país	(74)	-

Bancos del exterior
Préstamos a bancos del exterior	21.095	11.899
Sobregiros en cuentas corrientes	-	-
Depósitos intransferibles en bancos del exterior	-	-
Otras acreencias con bancos del exterior	-	-
Provisiones y deterioro para créditos con bancos en el exterior	(18)	(25)

Totales	111.053	11.918

b)	El importe en cada período por provisiones y deterioro de los créditos adeudados por bancos, se presenta a continuación:

	Al 31 de marzo de			Al 31 de diciembre de
	2015			2014
	Bancos del país	Bancos del exterior	Total	Bancos del país	Bancos del exterior	Total
	MM$	MM$	MM$	MM$	MM$	MM$

Saldos al 1 de enero de	-	25	25	-	54	54
Castigos	-	-	-	-	-	-
Provisiones constituidas	74	14	88	-	60	60
Provisiones liberadas	-	(21)	(21)	-	(89)	(89)

Totales	74	18	92	-	25	25

Estados Financieros Intermedios Consolidados Marzo 2015 / Banco Santander Chile 51

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2015 Y 2014 Y AL 31 DE DICIEMBRE DE 2014

NOTA N°08

CRÉDITOS Y CUENTAS POR COBRAR A CLIENTES

a)	Créditos y cuentas por cobrar a clientes

Al 31 de marzo de 2015 y al 31 de diciembre de 2014, la composición de la cartera de colocaciones es la siguiente:

	Activos antes de provisiones				Provisiones constituidas
Al 31 de marzo de 2015	Cartera normal	Cartera Subestándar	Cartera Incumplimiento	Total	Provisiones individuales	Provisiones grupales	Total	Activo neto
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Colocaciones comerciales
Préstamos comerciales	7.615.632	229.306	580.714	8.425.652	140.325	135.066	275.391	8.150.261
Créditos de comercio exterior	2.036.292	77.248	66.878	2.180.418	63.027	1.387	64.414	2.116.004
Deudores en cuentas corrientes	276.339	5.813	11.930	294.082	3.795	6.420	10.215	283.867
Operaciones de factoraje	247.688	1.305	5.407	254.400	6.450	741	7.191	247.209
Operaciones de leasing	1.346.840	78.450	59.212	1.484.502	16.403	6.710	23.113	1.461.389
Otros créditos y cuentas por cobrar	110.921	830	24.537	136.288	6.595	11.924	18.519	117.769
Subtotales	11.633.712	392.952	748.678	12.775.342	236.595	162.248	398.843	12.376.499

Colocaciones para vivienda
Préstamos con letras de crédito	51.511	-	2.307	53.818	-	344	344	53.474
Préstamos con mutuos hipotecarios endosables	127.723	-	2.220	129.943	-	584	584	129.359
Otros créditos con mutuos para vivienda	6.286.735	-	371.615	6.658.350	-	48.530	48.530	6.609.820
Subtotales	6.465.969	-	376.142	6.842.111	-	49.458	49.458	6.792.653

Colocaciones de consumo
Créditos de consumo en cuotas	2.027.388	-	329.087	2.356.475	-	203.195	203.195	2.153.280
Deudores por tarjetas de crédito	1.334.551	-	27.498	1.362.049	-	45.569	45.569	1.316.480
Contrato leasing consumo	5.022	-	91	5.113	-	65	65	5.048
Otros préstamos consumo	226.154	-	5.171	231.325	-	8.261	8.261	223.064
Subtotales	3.593.115	-	361.847	3.954.962	-	257.090	257.090	3.697.872

Totales	21.692.796	392.952	1.486.667	23.572.415	236.595	468.796	705.391	22.867.024

Estados Financieros Intermedios Consolidados Marzo 2015 / Banco Santander Chile 52

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2015 Y 2014 Y AL 31 DE DICIEMBRE DE 2014

NOTA N°08

CRÉDITOS Y CUENTAS POR COBRAR A CLIENTES, continuación

	Activos antes de provisiones				Provisiones constituidas
Al 31 de diciembre de 2014	Cartera normal	Cartera Subestándar	Cartera Incumplimiento	Total	Provisiones individuales	Provisiones grupales	Total	Activo neto
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Colocaciones comerciales
Préstamos comerciales	7.523.582	234.524	566.843	8.324.949	139.628	139.446	279.074	8.045.875
Créditos de comercio exterior	1.644.096	72.213	69.923	1.786.232	59.754	1.278	61.032	1.725.200
Deudores en cuentas corrientes	248.471	6.376	11.384	266.231	3.823	6.457	10.280	255.951
Operaciones de factoraje	322.337	2.482	3.022	327.841	4.459	725	5.184	322.657
Operaciones de leasing	1.346.867	82.299	60.218	1.489.384	18.264	6.763	25.027	1.464.357
Otros créditos y cuentas por cobrar	113.156	717	21.790	135.663	6.376	11.028	17.404	118.259
Subtotales	11.198.509	398.611	733.180	12.330.300	232.304	165.697	398.001	11.932.299

Colocaciones para vivienda
Préstamos con letras de crédito	55.040	-	2.316	57.356	-	353	353	57.003
Préstamos con mutuos hipotecarios endosables	113.741	-	2.409	116.150	-	552	552	115.598
Otros créditos con mutuos para vivienda	6.092.647	-	365.878	6.458.525	-	47.839	47.839	6.410.686
Subtotales	6.261.428	-	370.603	6.632.031	-	48.744	48.744	6.583.287

Colocaciones de consumo
Créditos de consumo en cuotas	1.989.755	-	331.020	2.320.775	-	201.931	201.931	2.118.844
Deudores por tarjetas de crédito	1.335.268	-	27.319	1.362.587	-	44.050	44.050	1.318.537
Contrato leasing consumo	5.187	-	83	5.270	-	80	80	5.190
Otros préstamos consumo	224.681	-	5.062	229.743	-	7.962	7.962	221.781
Subtotales	3.554.891	-	363.484	3.918.375	-	254.023	254.023	3.664.352

Totales	21.014.828	398.611	1.467.267	22.880.706	232.304	468.464	700.768	22.179.938

Estados Financieros Intermedios Consolidados Marzo 2015 / Banco Santander Chile 53

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2015 Y 2014 Y AL 31 DE DICIEMBRE DE 2014

NOTA N°08

CRÉDITOS Y CUENTAS POR COBRAR A CLIENTES, continuación

b)	Características de la cartera:

Al 31 de marzo de 2015 y al 31 de diciembre de 2014, la cartera antes de provisiones, presenta un desglose según la actividad económica del cliente, de acuerdo a lo siguiente:

	Créditos en el país (*)		Créditos en el exterior (**)		Total créditos		Tasa
	Al 31 de marzo de	Al 31 de diciembre de	Al 31 de marzo de	Al 31 de diciembre de	Al 31 de marzo de	Al 31 de diciembre de	Al 31 de marzo de	Al 31 de diciembre de
	2015	2014	2015	2014	2015	2014	2015	2014
	MM$	MM$	MM$	MM$	MM$	MM$	%	%
Colocaciones comerciales
Manufactura	1.181.498	1.126.268	-	-	1.181.498	1.126.268	4,99	4,92
Minería	623.368	428.847	-	-	623.368	428.847	2,63	1,87
Electricidad, gas y agua	540.047	567.548	-	-	540.047	567.548	2,28	2,48
Agricultura y ganadería	904.801	871.247	-	-	904.801	871.247	3,82	3,81
Forestal	97.835	98.039	-	-	97.835	98.039	0,41	0,43
Pesca	282.253	256.818	-	-	282.253	256.818	1,19	1,12
Transporte	783.559	758.339	-	-	783.559	758.339	3,31	3,31
Comunicaciones	170.269	167.004	-	-	170.269	167.004	0,72	0,73
Construcción	1.375.488	1.365.841	-	-	1.375.488	1.365.841	5,81	5,97
Comercio	2.989.821	2.773.410	21.095	11.899	3.010.916	2.785.309	12,71	12,17
Servicios	463.266	469.141	-	-	463.266	469.141	1,96	2,05
Otros	3.453.187	3.447.842	-	-	3.453.187	3.447.842	14,58	15,06

Subtotales	12.865.392	12.330.344	21.095	11.899	12.888.487	12.342.243	54,40	53,92

Colocaciones para la vivienda	6.842.111	6.632.031	-	-	6.842.111	6.632.031	28,89	28,97

Colocaciones de consumo	3.954.962	3.918.375	-	-	3.954.962	3.918.375	16,70	17,11

Totales	23.662.465	22.880.750	21.095	11.899	23.683.560	22.892.649	100,00	100,00

(*)	Incluye préstamos a instituciones financieras del país por un monto de $90.050 millones al 31 de marzo de 2015 ($44 millones al 31 de diciembre de 2014), ver Nota 7.

(**)	Incluye préstamos a instituciones financieras del exterior por un monto de $21.050 millones al 31 de marzo de 2015 ($11.899 millones al 31 de diciembre de 2014), ver Nota 7.
Estados Financieros Intermedios Consolidados Marzo 2015 / Banco Santander Chile 54

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2015 Y 2014 Y AL 31 DE DICIEMBRE DE 2014

NOTA N°08

CRÉDITOS Y CUENTAS POR COBRAR A CLIENTES, continuación

c) Cartera deteriorada (*)

i)	La cartera deteriorada segregada de colocaciones al 31 de marzo de 2015 y al 31 de diciembre de 2014, es la siguiente:

	Al 31 de marzo de				Al 31 de diciembre de
	2015				2014
	Comerciales	Vivienda	Consumo	Total	Comerciales	Vivienda	Consumo	Total
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$
Cartera individual deteriorada	440.910	-	-	440.910	420.038	-	-	420.038
Cartera vencida (evaluada colectivamente)	375.230	158.344	100.321	633.895	367.791	179.417	97.119	644.327
Resto deterioro	96.245	217.798	261.526	575.569	95.335	191.186	266.365	552.886
Totales	912.385	376.142	361.847	1.650.374	883.164	370.603	363.484	1.617.251

(*) La cartera deteriorada corresponde a los créditos clasificados como subestándar en categorías B3 y B4, y la cartera en incumplimiento.

ii)	La cartera deteriorada de colocaciones con o sin garantía, al 31 de marzo de 2015 y al 31 de diciembre de 2014, es la siguiente:

	Al 31 de marzo de				Al 31 de diciembre de
	2015				2014
	Comerciales	Vivienda	Consumo	Total	Comerciales	Vivienda	Consumo	Total
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$
Deuda garantizada	429.463	337.762	47.154	814.379	408.759	341.860	48.133	798.752
Deuda sin garantía	482.922	38.380	314.693	835.995	474.405	28.743	315.351	818.499
Totales	912.385	376.142	361.847	1.650.374	883.164	370.603	363.484	1.617.251

iii)	La cartera de colocaciones vencida (con mora igual o mayor a 90 días), referidos al 31 de marzo de 2015 y al 31 de diciembre de 2014, es la siguiente:

	Al 31 de marzo de				Al 31 de diciembre de
	2015				2014
	Comerciales	Vivienda	Consumo	Total	Comerciales	Vivienda	Consumo	Total
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$
Deuda garantizada	126.768	139.764	7.936	274.468	130.999	157.608	8.292	296.899
Deuda sin garantía	248.462	18.580	92.385	359.427	236.792	21.809	88.827	347.428
Totales	375.230	158.344	100.321	633.895	367.791	179.417	97.119	644.327

Estados Financieros Intermedios Consolidados Marzo 2015 / Banco Santander Chile 55

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Consolidados
AL 31 DE MARZO DE 2015 Y 2014 Y AL 31 DE DICIEMBRE DE 2014

NOTA N°08

CRÉDITOS Y CUENTAS POR COBRAR A CLIENTES, continuación

d)	Provisiones

El movimiento de las provisiones, durante los períodos 2015 y 2014 se resume a continuación:

Movimiento período marzo 2015	Colocaciones comerciales		Colocaciones para vivienda	Colocaciones de consumo
	Individual	Grupal	Grupal	Grupal	Total
	MM$	MM$	MM$	MM$	MM$

Saldo al 31 de diciembre de 2014	232.304	165.697	48.744	254.023	700.768
Provisiones constituidas	19.329	14.939	3.845	34.113	72.226
Provisiones liberadas	(8.345)	(5.464)	(2.474)	(3.533)	(19.816)
Provisiones liberadas por castigo	(6.693)	(12.924)	(657)	(27.513)	(47.787)
Saldo al 31 de marzo de 2015	236.595	162.248	49.458	257.090	705.391

Movimiento año 2014	Colocaciones comerciales		Colocaciones para vivienda	Colocaciones de consumo
	Individual	Grupal	Grupal	Grupal	Total
	MM$	MM$	MM$	MM$	MM$

Saldo al 31 de diciembre de 2013	200.230	100.170	43.306	264.585	608.291
Provisiones constituidas	74.839	99.648	14.959	129.410	318.856
Provisiones liberadas	(15.903)	(7.127)	(6.561)	(38.275)	(67.866)
Provisiones liberadas por castigo	(26.862)	(26.994)	(2.960)	(101.697)	(158.513)
Saldo al 31 de diciembre de 2014	232.304	165.697	48.744	254.023	700.768

Además de las provisiones por riesgo de crédito, se mantienen provisiones por:

i)	Riesgo país el cual cubre el riesgo asumido al mantener o comprometer recursos con algún cliente en un país extranjero, estas provisiones se determinan sobre la base de las clasificaciones de los países efectuadas por el Banco, de acuerdo con las disposiciones establecidas en el Capítulo 7-13 de la Recopilación Actualizada de Normas. El saldo de provisiones constituidas al 31 de marzo de 2015 y al 31 de diciembre de 2014 alcanza a $147 millones y $155 millones respectivamente. Las que se presentan en el rubro “Provisiones” del pasivo del Estado Intermedio de Situación Financiera Consolidado”.

ii)	De acuerdo a las normas e instrucciones vigentes de la SBIF (Compendio de Normas Contables), el Banco ha determinado las provisiones asociadas a los saldos no utilizados de las líneas de crédito de libre disponibilidad y créditos comprometidos. El saldo de provisiones constituidas al 31 de marzo de 2015 y al 31 de diciembre de 2014 alcanza a $14.524 millones y $16.036 millones, respectivamente. Las que se presentan en el rubro “Provisiones” del pasivo del Estado Intermedio de Situación Financiera Consolidado”.

e)	Provisiones constituidas

El siguiente cuadro muestra el saldo de provisiones constituidas a cada fecha de balance, asociado a créditos otorgados a clientes y bancos:

	Al 31 de marzo de	Al 31 de diciembre de
	2015	2014

Créditos otorgados a clientes	72.226	318.856
Créditos otorgados a bancos	88	60
Totales	72.314	318.916

Estados Financieros Intermedios Consolidados Marzo 2015 / Banco Santander Chile 56

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2015 Y 2014 Y AL 31 DE DICIEMBRE DE 2014

NOTA N°08

CRÉDITOS Y CUENTAS POR COBRAR A CLIENTES, continuación

Cartera corriente y vencida por su condición de deteriorada y no deteriorada:

	Al 31 de marzo de 2015
	No deteriorado				Deteriorado				Total Cartera
	Comerciales	Vivienda	Consumo	Total no deteriorado	Comerciales	Vivienda	Consumo	Total deteriorado	Comerciales	Vivienda	Consumo	Total cartera
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Cartera corriente o estándar	11.619.664	6.161.759	3.395.172	21.176.595	380.885	132.167	157.696	670.748	12.000.549	6.293.926	3.552.868	21.847.343
Mora 1 a 29 días	146.810	93.432	108.110	348.352	46.534	16.669	47.084	110.287	193.344	110.101	155.194	458.639
Mora 30 a 89 días	96.483	210.778	89.833	397.094	105.134	54.401	65.725	225.260	201.617	265.179	155.558	622.354
Mora 90 días o más	-	-	-	-	379.832	172.905	91.342	644.079	379.832	172.905	91.342	644.079

Total cartera antes de provisiones	11.862.957	6.465.969	3.593.115	21.922.041	912.385	376.142	361.847	1.650.374	12.775.342	6.842.111	3.954.962	23.572.415

Créditos en mora (menos de 90 días) expresados como porcentaje de la cartera.	2,05%	4,70%	5,51%	3,40%	16,62%	18,89%	31,18%	20,33%	3,09%	5,48%	7,86%	4,59%

Créditos en mora (más de 90 días) expresados como porcentaje de la cartera.	-	-	-	-	41,63%	45,97%	25,24%	39,03%	2,97%	2,53%	2,31%	2,73%

Estados Financieros Intermedios Consolidados Marzo 2015 / Banco Santander Chile 57

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2015 Y 2014 Y AL 31 DE DICIEMBRE DE 2014

NOTA N°08

CRÉDITOS Y CUENTAS POR COBRAR A CLIENTES, continuación

	Al 31 de diciembre de 2014
	No deteriorado				Deteriorado				Total Cartera
	Comerciales	Vivienda	Consumo	Total no deteriorado	Comerciales	Vivienda	Consumo	Total deteriorado	Comerciales	Vivienda	Consumo	Total cartera
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Cartera corriente o estándar	11.225.561	5.959.902	3.361.922	20.547.385	374.317	129.185	160.292	663.794	11.599.878	6.089.087	3.522.214	21.211.179
Mora 1 a 29 días	136.012	94.212	116.315	346.539	38.909	18.164	53.921	110.994	174.921	112.376	170.236	457.533
Mora 30 a 89 días	85.562	207.314	76.654	369.530	107.093	51.435	60.676	219.204	192.655	258.749	137.330	588.734
Mora 90 días o más	-	-	-	-	362.846	171.819	88.595	623.260	362.846	171.819	88.595	623.260

Total cartera antes de provisiones	11.447.135	6.261.428	3.554.891	21.263.454	883.165	370.603	363.484	1.617.252	12.330.300	6.632.031	3.918.375	22.880.706

Créditos en mora (menos de 90 días) expresados como porcentaje de la cartera.	1,94%	4,82%	5,43%	3,37%	16,53%	18,78%	31,53%	20,42%	2,98%	5,60%	7,85%	4,57%

Créditos en mora (más de 90 días) expresados como porcentaje de la cartera.	-	-	-	-	41,08%	46,36%	24,37%	38,54%	2,94%	2,59%	2,26%	2,72%

Estados Financieros Intermedios Consolidados Marzo 2015 / Banco Santander Chile 58

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2015 Y 2014 Y AL 31 DE DICIEMBRE DE 2014

NOTA N°09

INSTRUMENTOS DE INVERSIÓN DISPONIBLES PARA LA VENTA

Al 31 de marzo de 2015 y al 31 de diciembre de 2014, el detalle de los instrumentos designados como instrumentos financieros disponibles para la venta es el siguiente:

	Al 31 de marzo de	Al 31 de diciembre de
	2015	2014
	MM$	MM$

Instrumentos del Estado y del Banco Central de Chile
Bonos del Banco Central de Chile	170.623	381.117
Pagarés del Banco Central de Chile	71.440	384
Otros instrumentos del Estado y del Banco Central de Chile	135.395	353.419
Subtotales	377.458	734.920
Instrumentos de otras instituciones nacionales
Pagarés de depósitos en bancos del país	780.978	590.382
Letras hipotecarias de bancos del país	31.133	31.693
Bonos de bancos del país	-	-
Bonos de otras empresas del país	-	-
Otros instrumentos emitidos en el país	-	-
Subtotales	812.111	622.075
Instrumentos de instituciones extranjeras
Instrumentos de gobierno o bancos centrales del exterior	-	-
Otros instrumentos en el exterior	333.473	294.603
Subtotales	333.473	294.603

Totales	1.523.042	1.651.598

Los instrumentos del Estado y del Banco Central incluyen instrumentos vendidos bajo acuerdos de retrocompra con clientes e instituciones financieras por un total de $ 62.396 millones y $ 116.464 millones al 31 de marzo del 2015 y al 31 de diciembre de 2014, respectivamente.

Al 31 de marzo de 2015 bajo el rubro “Instrumentos de Otras Instituciones Nacionales” se incluyen instrumentos vendidos bajo acuerdos de retrocompra con clientes e instituciones financieras por un total de $ 163.195 millones y $ 275.650 millones al 31 de diciembre 2014.

Al 31 de marzo de 2015 los instrumentos disponibles para la venta incluyen utilidades netas no realizadas por $15.242 millones, reconocidas como “Cuentas de Valoración” en patrimonio, distribuido entre una utilidad por $ 15.244 millones atribuibles a tenedores patrimoniales del Banco y una pérdida de $ 2 millones atribuible a interés no controlador.

Al 31 de diciembre de 2014 los instrumentos disponibles para la venta incluyen los saldos de utilidades netas no realizadas por $21.684 millones reconocidas como “Cuentas de valoración” en patrimonio, distribuido entre una utilidad por $ 21.680 millones atribuible a tenedores patrimoniales del Banco y una utilidad de $ 4 millones atribuible a interés no controlador.

Estados Financieros Intermedios Consolidados Marzo 2015 / Banco Santander Chile 59

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2015 Y 2014 Y AL 31 DE DICIEMBRE DE 2014

NOTA N°10

INTANGIBLES

a)	La composición del rubro al 31 de marzo de 2015 y al 31 de diciembre de 2014 es la siguiente:

				31 de marzo de 2015
	Años de vida útil	Años amortización remanente promedio	Saldo neto inicial 01 de enero de 2015	Saldo bruto	Amortización acumulada	Saldo neto
			MM$	MM$	MM$	MM$

Licencias	3	2	2.006	10.566	(8.586)	1.980
Desarrollo software (adquiridos)	3	2	38.977	234.767	(197.319)	37.448

Totales			40.983	245.333	(205.905)	39.428

				31 de diciembre de 2014
	Años de vida útil	Años amortización remanente promedio	Saldo neto inicial 01 de enero de 2014	Saldo bruto	Amortización acumulada	Saldo neto
			MM$	MM$	MM$	MM$

Licencias	3	2	2.197	10.441	(8.435)	2.006
Desarrollo software (adquiridos)	3	2	64.506	232.418	(193.441)	38.977

Totales			66.703	242.859	(201.876)	40.983

b)	El movimiento del rubro activos intangibles durante los períodos al 31 de marzo de 2015 y al 31 de diciembre de 2014, es el siguiente:

b.1) Saldo bruto

Saldos brutos	Licencias	Desarrollo software (adquiridos)	Total
	MM$	MM$	MM$

Saldos al 1 de enero de 2015	10.441	232.418	242.859
Adquisiciones	125	2.349	2.474
Bajas	-	-	-
Otros	-	-	-
Saldos al 31 de marzo de 2015	10.566	234.767	245.333

Saldos al 1 de enero de 2014	9.955	242.023	251.978
Adquisiciones	486	26.951	27.437
Bajas	-	(36.556)	(36.556)
Otros	-	-	-
Saldos al 31 de diciembre de 2014	10.441	232.418	242.859

Estados Financieros Intermedios Consolidados Marzo 2015 / Banco Santander Chile 60

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2015 Y 2014 Y AL 31 DE DICIEMBRE DE 2014

NOTA N 10

INTANGIBLES, continuación

b.2) Amortización acumulada

Amortización acumulada	Licencias	Desarrollo software (adquiridos)	Total
	MM$	MM$	MM$

Saldos al 1 de enero de 2015	(8.435)	(193.441)	(201.876)
Amortización del año	(151)	(3.878)	(4.029)
Otros cambios en el valor libro del período	-	-	-
Saldos al 31 de marzo de 2015	(8.586)	(197.319)	(205.905)

Saldos al 1 de enero de 2014	(7.758)	(177.517)	(185.275)
Amortización del año	(677)	(15.924)	(16.601)
Otros cambios en el valor libro del ejercicio	-	-	-
Saldos al 31 de diciembre de 2014	(8.435)	(193.441)	(201.876)

c)	El Banco no tiene ninguna restricción sobre los intangibles al 31 de marzo de 2015 y al 31 de diciembre de 2014. Adicionalmente, los intangibles no han sido entregados como garantía para el cumplimiento de obligaciones. Por otra parte, no existen importes adeudados de intangibles por el Banco a las mismas fechas.

Estados Financieros Intermedios Consolidados Marzo 2015 / Banco Santander Chile 61

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2015 Y 2014 Y AL 31 DE DICIEMBRE DE 2014

NOTA N°11

ACTIVO FIJO

a)	La composición de los rubros al 31 de marzo de 2015 y 31 de diciembre de 2014 es la siguiente:

		Al 31 de marzo de 2015
	Saldo neto inicial 01 de enero de 2015	Saldo bruto	Depreciación acumulada	Saldo neto
	MM$	MM$	MM$	MM$

Terrenos y construcciones	142.596	211.592	(69.966)	141.626
Equipos	49.100	109.297	(63.113)	46.184
Cedidos en arrendamiento	4.250	4.888	(641)	4.247
Otros	15.615	43.958	(29.293)	14.665
Totales	211.561	369.735	(163.013)	206.722

		Al 31 de diciembre de 2014
	Saldo neto inicial 01 de enero de 2014	Saldo bruto	Depreciación acumulada	Saldo neto
	MM$	MM$	MM$	MM$

Terrenos y construcciones	128.119	209.668	(67.072)	142.596
Equipos	38.841	108.416	(59.316)	49.100
Cedidos en arrendamiento	4.329	4.888	(638)	4.250
Otros	8.926	43.499	(27.884)	15.615
Totales	180.215	366.471	(154.910)	211.561

b)	El movimiento del rubro activos fijos durante los períodos 2015 y 2014, es el siguiente:

b.1) Saldo bruto

	Terrenos y construcciones	Equipos	Cedidos en arrendamiento operativo	Otros	Total
2015	MM$	MM$	MM$	MM$	MM$

Saldos al 1 de enero de 2015	209.668	108.416	4.888	43.499	366.471
Adiciones	1.924	881	-	468	3.273
Retiros / bajas	-	-	-	(9)	(9)
Deterioro por siniestros	-	-	-	-	-
Otros	-	-	-	-	-
Saldos al 31 de marzo de 2015	211.592	109.297	4.888	43.958	369.735

Estados Financieros Intermedios Consolidados Marzo 2015 / Banco Santander Chile 62

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2015 Y 2014 Y AL 31 DE DICIEMBRE DE 2014

NOTA N°11

ACTIVO FIJO, continuación

	Terrenos y construcciones	Equipos	Cedidos en arrendamiento operativo	Otros	Total
2014	MM$	MM$	MM$	MM$	MM$

Saldos al 1 de enero de 2014	184.711	85.857	4.888	32.207	307.663
Adiciones	24.957	22.785	-	11.346	59.088
Retiros / bajas	-	(118)	-	(54)	(172)
Deterioro por siniestros	-	(108)	-	-	(108)
Otros	-	-	-	-	-
Saldos al 31 de diciembre de 2014	209.668	108.416	4.888	43.499	366.471

b.2) Depreciación acumulada

	Terrenos y construcciones	Equipos	Cedidos en arrendamiento operativo	Otros	Total
2015	MM$	MM$	MM$	MM$	MM$

Saldos al 1 de enero de 2015	(67.073)	(59.316)	(638)	(27.883)	(154.910)
Cargos por depreciación del ejercicio	(2.893)	(3.797)	(3)	(1.412)	(8.105)
Bajas y ventas del ejercicio	-	-	-	2	2
Traspasos	-	-	-	-	-
Otros	-	-	-	-	-
Saldos al 31 de marzo de 2015	(69.966)	(63.113)	(641)	(29.293)	(163.013)

	Terrenos y construcciones	Equipos	Cedidos en arrendamiento operativo	Otros	Total
2014	MM$	MM$	MM$	MM$	MM$

Saldos al 1 de enero de 2014	(56.592)	(47.016)	(559)	(23.281)	(127.448)
Cargos por depreciación del ejercicio	(10.483)	(12.331)	(79)	(4.678)	(27.571)
Bajas y ventas del ejercicio	2	31	-	76	109
Traspasos	-	-	-	-	-
Otros	-	-	-	-	-
Saldos al 31 de diciembre de 2014	(67.073)	(59.316)	(638)	(27.883)	(154.910)

Estados Financieros Intermedios Consolidados Marzo 2015 / Banco Santander Chile 63

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2015 Y 2014 Y AL 31 DE DICIEMBRE DE 2014

NOTA N°11

ACTIVO FIJO, continuación

c)	Arrendamiento Operativo – Arrendador

Al 31 de marzo de 2015 y el 31 de diciembre de 2014, las rentas mínimas futuras a percibir por concepto de arriendos operativos no cancelables, son las siguientes:

	Al 31 de marzo de	Al 31 de diciembre de
	2015	2014
	MM$	MM$

Vence dentro de 1 año	333	453
Vence entre 1 y 2 años	901	1.140
Vence entre 2 y 3 años	295	278
Vence entre 3 y 4 años	269	278
Vence entre 4 y 5 años	255	276
Vence posterior a 5 años	1.601	1.755

Totales	3.654	4.180

d)	Arrendamiento Operativo – Arrendatario

Ciertos muebles y equipos del banco están bajo arriendo operativo. Las rentas mínimas futuras a pagar por concepto de arriendos operativos no cancelables son las siguientes:

	Al 31 de marzo de	Al 31 de diciembre de
	2015	2014
	MM$	MM$

Vence dentro de 1 año	18.769	19.225
Vence entre 1 y 2 años	17.426	17.509
Vence entre 2 y 3 años	16.307	16.416
Vence entre 3 y 4 años	14.933	15.206
Vence entre 4 y 5 años	12.388	13.012
Vence posterior a 5 años	55.381	58.213

Totales	135.204	139.581

e)	Al 31 de marzo de 2015 y al 31 de diciembre de 2014 el Banco no cuenta con contratos de arriendo financiero que no pueden ser rescindidos de manera unilateral.

f)	El Banco no tiene ninguna restricción sobre los activos fijos al 31 de marzo de 2015 y al 31 de diciembre de 2014. Adicionalmente, el activo fijo no ha sido entregado como garantía para el cumplimiento de obligaciones. Por otra parte, no existen importes adeudados de activo fijo por el Banco a las mismas fechas.

Estados Financieros Intermedios Consolidados Marzo 2015 / Banco Santander Chile 64

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2015 Y 2014 Y AL 31 DE DICIEMBRE DE 2014

NOTA N°12

IMPUESTOS CORRIENTES E IMPUESTOS DIFERIDOS

a)	Impuestos corrientes

El Banco al 31 de marzo de 2015 y al 31 de diciembre de 2014, ha constituido provisión de impuesto a la renta de primera categoría, en base a las disposiciones tributarias vigentes. Dicha provisión se presenta neta de pagos y créditos, según se detalla a continuación:

	Al 31 de marzo de	Al 31 de diciembre de
	2015	2014
	MM$	MM$

Resumen de los pasivos (activos) por impuestos corrientes
(Activos) por impuestos corrientes	(10.532)	(2.241)
Pasivos por impuestos corrientes	-	1.077
	-
Totales impuestos por pagar (recuperar)	(10.532)	(1.164)

Desglose de los pasivos (activos) por impuestos corrientes (neto)
Impuesto a la renta, tasa de impuesto 20%	135.642	122.150
Menos:
Pagos provisionales mensuales	(139.410)	(115.743)
Crédito por gastos por capacitación	(1.910)	(1.764)
Impuestos territoriales leasing	(4.712)	(3.357)
Créditos por donaciones	(1.756)	(1.587)
Otros	1.614	(863)

Totales impuestos por pagar (recuperar)	(10.532)	(1.164)

b)	Resultados por impuestos

El efecto del gasto tributario durante los períodos comprendidos entre el 1 de enero y el 31 de marzo de 2015 y 2014, se compone de los siguientes conceptos:

	Al 31 de marzo de
	2015	2014
	MM$	MM$

Gastos por impuesto a la renta
Impuesto año corriente	14.778	23.245

Abonos (cargos) por impuestos diferidos
Originación y reverso de diferencias temporarias	15.374	2.830
Subtotales	30.152	26.075
Impuesto por gastos rechazados artículo N°21	901	77
Otros	265	-
Cargos netos a resultados por impuesto a la renta	31.318	26.152

Estados Financieros Intermedios Consolidados Marzo 2015 / Banco Santander Chile 65

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2015 Y 2014 Y AL 31 DE DICIEMBRE DE 2014

NOTA N°12

IMPUESTOS CORRIENTES E IMPUESTOS DIFERIDOS, continuación

c)	Reconciliación de la tasa de impuesto efectiva

A continuación se indica la conciliación entre la tasa de impuesto a la renta y la tasa efectiva aplicada en la determinación del gasto por impuesto al 31 de marzo de 2015 y 2014.

	Al 31 de marzo de
	2015		2014
	Tasa de impuesto	Monto	Tasa de impuesto	Monto
	%	MM$	%	MM$

Impuesto calculado sobre la utilidad antes de impuesto	22,50	29.337	20,00	33.668
Diferencias permanentes	(0,54)	(709)	(4.12)	(6.942)
Impuesto único (gastos rechazados)	0,69	901	0,05	82
Efecto cambio tasa (*)	1,37	1.789	-	-
Contribuciones de bienes raíces	-	-	(0,38)	(643)
Otros	-	-	(0,01)	(13)
Tasa efectiva y gasto por impuesto a la renta	24,02	31.318	15,54	26.152

d)	Efecto de impuestos diferidos en otros resultados integrales

A continuación se presenta el resumen del efecto de impuesto diferido en patrimonio de forma separada mostrando los saldos correspondientes al activo y pasivo durante los ejercicios terminados al 31 de marzo de 2015 y al 31 de diciembre de 2014:

	Al 31 de marzo de	Al 31 de diciembre de
	2015	2014
	MM$	MM$

Activos por impuestos diferidos
Inversiones disponibles para la venta	24	24
Cobertura de flujo de efectivo	10.279	(2.252)
Totales activos por impuestos diferidos con efecto en otros resultados integrales	10.303	(2.228)

Pasivos por impuestos diferidos
Inversiones disponibles para la venta	(3.454)	(4.578)
Cobertura de flujo de efectivo	-	-
Totales pasivos por impuestos diferidos con efecto en otros resultados integrales	(3.454)	(4.578)

Saldos netos impuestos diferidos en patrimonio	6.849	(6.806)

Impuestos diferidos en patrimonio de cargo de tenedores	6.849	(6.805)
Impuestos diferidos en patrimonio de cargo de interés no controlador	-	(1)

Estados Financieros Intermedios Consolidados Marzo 2015 / Banco Santander Chile 66

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2015 Y 2014 Y AL 31 DE DICIEMBRE DE 2014

NOTA N°12

IMPUESTOS CORRIENTES E IMPUESTOS DIFERIDOS, continuación

e)	Efecto de impuestos diferidos en resultado

A continuación se presentan los efectos por impuestos diferidos en el activo, pasivo, y resultados asignados por diferencias temporarias:

	Al 31 de marzo de	Al 31 de diciembre de
	2015	2014
	MM$	MM$
Activos por impuestos diferidos
Intereses y reajustes	10.389	10.999
Castigo extraordinario	7.830	7.988
Bienes recibidos en pago	1.403	1.209
Ajustes tipo de cambio	(1.202)	-
Valoración activo fijo	4.940	5.154
Provisión colocaciones	125.902	125.195
Provisión por gastos	34.282	28.902
Derivados	12.581	9.939
Bienes en leasing	60.891	73.886
Pérdida tributaria de afiliadas	7.768	7.887
Valoración de inversiones	-	4.895
Otros	4.559	8.385
Totales activos por impuestos diferidos	269.343	284.439

Pasivos por impuestos diferidos
Valoración inversiones	(1.297)	-
Depreciaciones	(196)	(395)
Gastos anticipados	32	-
Otros	(1.923)	(2.658)
Totales pasivos por impuestos diferidos	(3.384)	(3.053)

f)	Resumen de impuestos diferidos totales

A continuación se presentan el resumen de los impuestos diferidos, considerando tanto su efecto en patrimonio como en resultado.

	Al 31 de marzo de	Al 31 de diciembre de
	2015	2014
	MM$	MM$

Activos por impuestos diferidos
Con efecto en otros resultados integrales	10.303	(2.228)
Con efecto en resultados	269.343	284.439
Totales activos por impuestos diferidos	279.646	282.211

Pasivos por impuestos diferidos
Con efecto en otros resultados integrales	(3.454)	(4.578)
Con efecto en resultados	(3.384)	(3.053)
Totales pasivos por impuestos diferidos	(6.838)	(7.631)

Estados Financieros Intermedios Consolidados Marzo 2015 / Banco Santander Chile 67

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2015 Y 2014 Y AL 31 DE DICIEMBRE DE 2014

NOTA N°13

OTROS ACTIVOS

La composición del rubro otros activos, es la siguiente:

	Al 31 de marzo de	Al 31 de diciembre de
	2015	2014
	MM$	MM$

Activos para leasing (*)	68.467	66.656

Bienes recibidos en pago o adjudicados (**)
Bienes recibidos en pago	12.290	12.270
Bienes adjudicados en remate judicial	13.622	12.055
Provisiones por bienes recibidos en pago o adjudicados	(4.549)	(3.561)
Subtotales	21.363	20.764

Otros activos
Depósitos de dinero en garantía	149.045	3.013
Inversiones en oro	434	422
IVA crédito fiscal	7.022	11.579
Impuesto a la renta por recuperar	18.013	38.674
Gastos pagados por anticipado	219.218	204.626
Bienes recuperados de leasing para la venta	3.627	1.042
Activos por planes de pensiones	2.081	1.857
Cuentas y documentos por cobrar	49.894	47.153
Documentos por cobrar por intermediación corredora y operaciones simultáneas	91.788	53.142
Otros derechos a cobrar	11.358	10.251
Otros activos	33.783	33.994
Subtotales	586.263	405.753

Totales	676.093	493.173

(*)	Corresponden a los activos disponibles para ser entregados bajo la modalidad de arrendamiento financiero.

(**)	Los bienes recibidos en pago, corresponden a bienes recibidos como pago de deudas vencidas de los clientes. El conjunto de bienes que se mantengan adquiridos en esta forma no debe superar en ningún momento el 20% del patrimonio efectivo del Banco. Estos activos representan actualmente un 0,47% (0,47% al 31 de diciembre de 2014) del patrimonio efectivo del Banco.

Los bienes adjudicados en remate judicial, corresponden a bienes que han sido adquiridos en remate judicial en pago de deudas previamente contraídas con el Banco. Los bienes adquiridos en remate judicial no quedan sujetos al margen anteriormente comentado. Estos inmuebles son activos disponibles para la venta. Para la mayoría de los activos, se espera completar la venta en el plazo de un año contado desde la fecha en el que el activo se recibe o adquiere. En caso que dicho bien no sea vendido dentro del transcurso de un año, éste debe ser castigado.

Adicionalmente, se registra una provisión por la diferencia entre el valor de adjudicación inicial más sus adiciones y su valor estimado de realización (tasación), cuando el primero sea mayor.

Estados Financieros Intermedios Consolidados Marzo 2015 / Banco Santander Chile 68

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2015 Y 2014 Y AL 31 DE DICIEMBRE DE 2014

NOTA N°14

DEPÓSITOS Y OTRAS CAPTACIONES A PLAZO

Al 31 de marzo de 2015 y al 31 de diciembre de 2014, la composición del rubro depósitos y otras captaciones, es la siguiente:

	Al 31 de marzo de	Al 31 de diciembre de
	2015	2014
	MM$	MM$

Depósitos y otras obligaciones a la vista
Cuentas corrientes	5.141.835	5.131.130
Otros depósitos y cuentas a la vista	531.777	554.785
Otras obligaciones a la vista	767.172	794.582

Totales	6.440.784	6.480.497

Depósitos y otras captaciones a plazo
Depósitos a plazo	11.120.120	10.303.167
Cuentas de ahorro a plazo	107.463	107.599
Otros saldos acreedores a plazo	3.418	3.174

Totales	11.231.001	10.413.940

Estados Financieros Intermedios Consolidados Marzo 2015 / Banco Santander Chile 69

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2015 Y 2014 Y AL 31 DE DICIEMBRE DE 2014

NOTA N°15

INSTRUMENTOS DE DEUDA EMITIDOS Y OTRAS OBLIGACIONES

Al 31 de marzo de 2015 y al 31 de diciembre de 2014, la composición del rubro es la siguiente:

	Al 31 de marzo de	Al 31 de diciembre de
	2015	2014
	MM$	MM$

Otras obligaciones financieras
Obligaciones con el sector público	66.056	65.843
Otras obligaciones en el país	141.482	136.021
Obligaciones con el exterior	1.133	3.261
Subtotales	208.671	205.125
Instrumentos de deuda emitidos
Letras de crédito	75.692	81.509
Bonos corrientes	4.979.631	4.868.487
Bonos hipotecarios	106.842	109.200
Bonos subordinados	723.271	725.916
Subtotales	5.885.436	5.785.112

Totales	6.094.107	5.990.237

Las deudas clasificadas como de corto plazo son aquellas que constituyen obligaciones a la vista o que vencerán en un plazo igual o inferior a un año. Todas las otras deudas son clasificadas como de largo plazo. El detalle es el siguiente:

	Al 31 de marzo de 2015
	Corto Plazo	Largo plazo	Total
	MM$	MM$	MM$

Letras hipotecarias	7.081	68.611	75.692
Bonos corrientes	1.486.042	3.493.589	4.979.631
Bonos hipotecarios	5.053	101.789	106.842
Bonos subordinados	7.332	715.939	723.271
Instrumentos de deuda emitidos	1.505.508	4.379.928	5.885.436

Otras obligaciones financieras	122.188	86.483	208.671

Totales	1.627.696	4.466.411	6.094.107

Estados Financieros Intermedios Consolidados Marzo 2015 / Banco Santander Chile 70

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2015 Y 2014 Y AL 31 DE DICIEMBRE DE 2014

NOTA N°15

INSTRUMENTOS DE DEUDA EMITIDOS Y OTRAS OBLIGACIONES, continuación

	Al 31 de diciembre de 2014
	Corto Plazo	Largo plazo	Total
	MM$	MM$	MM$

Letras hipotecarias	6.561	74.948	81.509
Bonos corrientes	1.166.602	3.701.885	4.868.487
Bonos hipotecarios	3.778	105.422	109.200
Bonos subordinados	10.451	715.465	725.916
Instrumentos de deuda emitidos	1.187.392	4.597.720	5.785.112

Otras obligaciones financieras	120.549	84.576	205.125

Totales	1.307.941	4.682.296	5.990.237

a)	Letras hipotecarias

Estas letras son usadas para financiar préstamos hipotecarios. Los principales montos de estas, son amortizados trimestralmente. El rango de vencimiento de estas obligaciones es entre cinco y veinte años. Las letras están indexados a la UF y devengan una tasa de interés anual de 5,93% a marzo de 2015 (5,83% a diciembre 2014).

	Al 31 de marzo de	Al 31 de diciembre de
	2015	2014
	MM$	MM$

Vence dentro de 1 año	7.081	6.561
Vence entre 1 y 2 años	7.050	6.971
Vence entre 2 y 3 años	10.662	8.282
Vence entre 3 y 4 años	7.304	10.366
Vence entre 4 y 5 años	5.265	6.198
Vence posterior a 5 años	38.330	43.131
Totales letras hipotecarias	75.692	81.509

b)	Bonos corrientes

El detalle de los bonos corrientes por moneda es el siguiente:

	Al 31 de marzo de	Al 31 de diciembre de
	2015	2014
	MM$	MM$

Bonos Santander en UF	4.963.654	1.797.438
Bonos Santander en US	10.842	2.191.347
Bonos Santander en CHF	2.913	443.186
Bonos Santander en	947	236.025
Bonos Corrientes AUD	377	62.472
Bonos Santander en JPY	898	138.019
Totales bonos corrientes	4.979.631	4.868.487

Estados Financieros Intermedios Consolidados Marzo 2015 / Banco Santander Chile 71

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2015 Y 2014 Y AL 31 DE DICIEMBRE DE 2014

NOTA N°15

INSTRUMENTOS DE DEUDA EMITIDOS Y OTRAS OBLIGACIONES, continuación

c)	Colocaciones de bonos corrientes:

Durante el año 2015, el Banco ha colocado bonos por UF 8.000.000, según el siguiente detalle:

Serie	Moneda	Monto Emisión	Monto Colocación (*)	Plazo	Tasa de Emisión	Fecha de emisión	Fecha de vencimiento
SF	UF	3.000.000	3.000.000	5 años	3,00% semestral	19-02-2015	01-04-2020
SB	UF	2.000.000	2.000.000	4 años	2,65% semestral	11-12-2014	01-07-2019
SG	UF	3.000.000	3.000.000	10 años	3,30% semestral	26-02-2015	01-10-2025
Total	UF	8.000.000	8.000.000

(*) Corresponde a los montos colocados entre el 1 de enero y el 31 de marzo de 2015.

Durante el primer trimestre del año 2015, no se realizaron recompras parciales de bonos.

Durante el año 2014, el Banco ha colocado bonos por UF 11.400.000, CLP 75.000.000.000, CHF 300.000.000, USD 750.000.000, AUD 125.000.000 y JPY 27.300.000.000, la siguiente tabla muestra, en las fechas indicadas el detalle:

Serie	Moneda	Monto	Plazo	Tasa de Emisión	Fecha de Emisión	Monto Emisión		Fecha de Vencimiento
Serie EB	UF	2.000.000	5 años	3,50% anual simple	21-02-2014	UF	2.000.000	01-10-2018
Serie ED	UF	2.000.000	7 años	3,50% anual simple	28-08-2014	UF	2.000.000	01-01-2021
Serie EF	UF	2.400.000	10 años	3,40% semestral	29-10-2014	UF	2.400.000	01-01-2024
Serie SB	UF	3.000.000	5 años	2,65% semestral	11-12-2014	UF	3.000.000	01-07-2019
Serie SA	UF	2.000.000	10 años	3,00% semestral	16-12-2014	UF	2.000.000	01-07-2024
Total UF	UF	11.400.000
Serie EA	CLP	25.000.000.000	5 años	6,20% anual simple	22-02-2014	CLP	25.000.000.000	01-09-2018
Serie SE	CLP	50.000.000.000	5 años	5,50% semestral	21-11-2014	CLP	50.000.000.000	01-07-2019
Total CLP	CLP	75.000.000.000
Bono fijo CHF	CHF	300.000.000	3 años	1,0% anual simple	31-01-2014	CHF	300.000.000	31-07-2017
Total CHF	CHF	300.000.000
Bono corriente DN	USD	250.000.000	5 años	Libor (3 meses) + 75 pb	19-02-2014	USD	250.000.000	19-02-2019
Bono flotante	USD	500.000.000	5 años	Libor (3 meses) + 90 pb	15-04-2014	USD	500.000.000	11-04-2017
Total USD	USD	750.000.000
Bono corriente AUD	AUD	125.000.000	3 años	4,50% anual simple	13-03-2014	AUD	125.000.000	13-03-2017
Total AUD	AUD	125.000.000
Bono Flotante JPY	JPY	6.600.000.000	3 años	Libor (3 meses) + 65 pb	24-04-2014	JPY	6.600.000.000	24-04-2017
Bono Corriente JPY	JPY	2.000.000.000	3 años	0,72% anual simple	24-04-2014	JPY	2.000.000.000	24-04-2017
Bono Corriente JPY	JPY	18.700.000.000	5 años	0,97% anual simple	24-04-2014	JPY	18.700.000.000	24-04-2019
Total JPY	JPY	27.300.000.000

Estados Financieros Intermedios Consolidados Marzo 2015 / Banco Santander Chile 72

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2015 Y 2014 Y AL 31 DE DICIEMBRE DE 2014

NOTA N°15

INSTRUMENTOS DE DEUDA EMITIDOS Y OTRAS OBLIGACIONES, continuación,

d)	Bonos con nominales pendientes de colocación:

Al 31 de marzo de 2015, existen los siguientes saldos por colocar:

Serie	Monto		Plazo	Tasa de Emisión	Fecha de Emisión	Fecha de Vencimiento	Monto Colocado a Marzo 3015		Monto Pendiente Colocar
Bono BSTDP1	CLP	100.000.000.000	5 años	5,20 Semestral	18-02-2015	01-01-2020		-	CLP	100.000.000.000
Bono BSTDP2	CLP	50.000.000.000	7 años	5,50 Semestral	18-02-2015	01-01-2022		-	CLP	50.000.000.000
Bono BSTDP3	CLP	50.000.000.000	10 años	5,80 Semestral	18-02-2015	01-01-2025		-	CLP	50.000.000.000
Total	CLP	200.000.000.000							CLP	200.000.000.000
BSTDSA0714	UF	5.000.000	10 años	3,00 semestral	12-11-2014	01-07-2024	UF	2.000.000	UF	3.000.000
Total UF	UF	5.000.000					UF	2.000.000	UF	3.000.000

e)	Vencimiento de bonos corrientes:

El vencimiento de los bonos corrientes es el siguiente:

	Al 31 de marzo de	Al 31 de diciembre de
	2015	2014
	MM$	MM$

Vence dentro de 1 año	1.486.042	1.166.602
Vence entre 1 y 2 años	283.183	646.380
Vence entre 2 y 3 años	1.022.025	1.037.521
Vence entre 3 y 4 años	492.004	381.263
Vence entre 4 y 5 años	468.734	566.430
Vence posterior a 5 años	1.227.643	1.070.291
Totales bonos corrientes	4.979.631	4.868.487

f)	Bonos hipotecarios

El detalle de los bonos hipotecarios por moneda es el siguiente:

	Al 31 de marzo de	Al 31 de diciembre de
	2015	2014
	MM$	MM$

Bonos hipotecarios en UF	106.842	109.200
Totales bonos hipotecarios	106.842	109.200

g)	Colocaciones de bonos hipotecarios

Durante el año 2015, el Banco no ha colocado bonos hipotecarios.

Estados Financieros Intermedios Consolidados Marzo 2015 / Banco Santander Chile 73

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2015 Y 2014 Y AL 31 DE DICIEMBRE DE 2014

NOTA N°15

INSTRUMENTOS DE DEUDA EMITIDOS Y OTRAS OBLIGACIONES, continuación,

Durante el año 2014, el Banco ha colocado bonos por UF 1.500.000, según el siguiente detalle:

Serie	Monto		Plazo	Tasa de Emisión	Fecha de Emisión	Monto Emisión		Fecha de Vencimiento
BH	UF	1.500.000	18 años	3,2% anual simple	01-09-2014	UF	1.500.000	01-04-2032
Total UF	UF	1.500.000

El vencimiento de los bonos hipotecarios es el siguiente:

	Al 31 de marzo de	Al 31 de diciembre de
	2015	2014
	MM$	MM$

Vence dentro de 1 año	5.053	3.778
Vence entre 1 y 2 años	6.047	6.065
Vence entre 2 y 3 años	6.243	6.261
Vence entre 3 y 4 años	6.445	6.463
Vence entre 4 y 5 años	6.653	6.671
Vence posterior a 5 años	76.401	79.962
Totales bonos corrientes	106.842	109.200

h)	Bonos subordinados

El detalle de los bonos subordinados por moneda es el siguiente:

	Al 31 de marzo de	Al 31 de diciembre de
	2015	2014
	MM$	MM$

CLP	7	-
US	-	3
UF	723.264	725.913
Totales bonos subordinados	723.271	725.916

i)	Colocaciones de bonos subordinados

Al 31 de marzo de 2015 y al 31 de diciembre de 2014, existen los siguientes saldos por colocar de bonos subordinados:

Serie	Monto		Plazo	Tasa de Emisión	Fecha de Emisión	Fecha de Vencimiento	Monto Colocado a Marzo 3015	Monto Pendiente Colocar
USTDH30914	UF	3.000.000	25 años	3,15% semestral	11-11-2014	01-09-2039	-	UF	3.000.000
USTDH30914	UF	3.000.000	20 años	3,00% semestral	10-11-2014	01-09-2034	-	UF	3.000.000
Total UF	UF	6.000.000					-	UF	6.000.000

Estados Financieros Intermedios Consolidados Marzo 2015 / Banco Santander Chile 74

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2015 Y 2014 Y AL 31 DE DICIEMBRE DE 2014

NOTA N°15

INSTRUMENTOS DE DEUDA EMITIDOS Y OTRAS OBLIGACIONES, continuación,

La madurez de los bonos subordinados considerados de largo plazo, es la siguiente:

	Al 31 de marzo de	Al 31 de diciembre de
	2015	2014
	MM$	MM$

Vence dentro de 1 año	7.332	10.451
Vence entre 1 y 2 años	5.101	6.311
Vence entre 2 y 3 años	-	-
Vence entre 3 y 4 años	-	-
Vence entre 4 y 5 años	-	-
Vence posterior a 5 años	710.838	709.154
Totales bonos subordinados	723.271	725.916

j)	Otras obligaciones financieras

La composición de las otras obligaciones financieras, de acuerdo a su vencimiento, se resume a continuación:

	Al 31 de marzo de	Al 31 de diciembre de
	2015	2014
	MM$	MM$

Obligaciones a largo plazo:
Vence entre 1 y 2 años	3.399	3.380
Vence entre 2 y 3 años	3.128	2.248
Vence entre 3 y 4 años	33.766	20.988
Vence entre 4 y 5 años	24.884	15.116
Vence posterior a 5 años	21.306	42.844
Subtotales obligaciones financieras a largo plazo	86.483	84.576

Obligaciones a corto plazo:
Monto adeudado por operaciones de tarjeta de crédito	118.142	112.530
Aprobación de cartas de crédito	496	2.496
Otras obligaciones financieras a largo plazo, porción corto plazo	3.550	5.523
Subtotales obligaciones financieras a corto plazo	122.188	120.549

Totales otras obligaciones financieras	208.671	205.125

Estados Financieros Intermedios Consolidados Marzo 2015 / Banco Santander Chile 75

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2015 Y 2014 Y AL 31 DE DICIEMBRE DE 2014

NOTA N°16

VENCIMIENTO DE ACTIVOS Y PASIVOS FINANCIEROS

Al 31 de marzo de 2015 y al 31 de diciembre de 2014, el desglose por vencimientos de los activos y pasivos financieros, es el siguiente:

Al 31 de marzo de 2015	A la vista	Hasta 1 mes	Entre 1 y 3 meses	Entre 3 y 12 meses	Subtotal hasta 1 año	Entre 1 y 5 años	Más de 5 años	Subtotal sobre 1 año	Total
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Activos Financieros
Efectivo y depósitos en bancos	1.582.892	250.000	-	-	1.832.892	-	-	-	1.832.892
Operaciones con liquidación en curso	1.063.702	-	-	-	1.063.702	-	-	-	1.063.702
Instrumentos para negociación	-	263	-	120.226	120.489	113.620	64.753	178.373	298.862
Contratos de retrocompra y préstamos de valores	-	-	-	-	-	-	-	-	-
Contratos de derivados financieros	-	165.720	119.059	415.172	699.951	936.827	1.114.119	2.050.946	2.750.897
Adeudado por bancos (*)	21.145	90.000	-	-	111.145	-	-	-	111.145
Créditos y cuentas por cobrar a clientes (**)	777.195	2.335.470	2.044.948	3.854.755	9.012.368	7.099.291	7.460.756	14.560.047	23.572.415
Instrumentos de inversión disponibles para la venta	-	220.421	269.952	462.849	953.222	32.363	537.457	569.820	1.523.042
Instrumentos de inversión hasta el vencimiento	-	-	-	-	-	-	-	-	-
Depósitos de dinero en garantía	149.045	-	-	-	149.045	-	-	-	149.045

Totales activos financieros	3.593.979	3.061.874	2.433.959	4.853.002	13.942.814	8.182.101	9.177.085	17.359.186	31.302.000

Pasivos Financieros
Depósitos y otras obligaciones a la vista	6.440.784	-	-	-	6.440.784	-	-	-	6.440.784
Operaciones con liquidación en curso	846.771	-	-	-	846.771	-	-	-	846.771
Contratos de retrocompra y préstamos de valores	-	220.967	4.101	522	225.590	-	-	-	225.590
Depósitos y otras obligaciones a plazo	110.882	5.796.370	2.364.608	2.581.986	10.853.846	317.843	59.312	377.155	11.231.001
Contratos de derivados financieros	-	149.872	118.376	296.904	565.152	840.498	889.292	1.729.790	2.294.942
Obligaciones con bancos	4.897	44.603	31.913	351.677	433.090	324.296	13.132	337.428	770.518
Instrumentos de deuda emitidos	-	193.912	312.593	999.004	1.505.509	2.326.715	2.053.212	4.379.927	5.885.436
Otras obligaciones financieras	118.142	215	924	2.907	122.188	65.180	21.303	86.483	208.671
Garantías por operaciones threshold	542.470	-	-	-	542.470	-	-	-	542.470

Totales pasivos financieros	8.063.946	6.405.939	2.832.515	4.233.000	21.535.400	3.874.532	3.036.251	6.910.783	28.446.183

(*)	Adeudado por bancos se presenta bruto. El monto de provisiones corresponde a $ 92 millones.
(**)	Los créditos y cuentas por cobrar a clientes se presentan brutos. Los importes de provisión según el tipo de colocación son los siguientes: Comerciales $398.843 millones, Vivienda $49.458 millones y Consumo $257.090 millones.

Estados Financieros Intermedios Consolidados Marzo 2015 / Banco Santander Chile 76

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2015 Y 2014 Y AL 31 DE DICIEMBRE DE 2014

NOTA N°16

VENCIMIENTO DE ACTIVOS Y PASIVOS FINANCIEROS, continuación

Al 31 de diciembre de 2014	A la vista	Hasta 1 mes	Entre 1 y 3 meses	Entre 3 y 12 meses	Subtotal hasta 1 año	Entre 1 y 5 años	Más de 5 años	Subtotal sobre 1 año	Total
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Activos Financieros
Efectivo y depósitos en bancos	1.538.888	70.000	-	-	1.608.888	-	-	-	1.608.888
Operaciones con liquidación en curso	531.373	-	-	-	531.373	-	-	-	531.373
Instrumentos para negociación	-	263.034	-	164.823	427.857	171.620	175.338	346.958	774.815
Contratos de retrocompra y préstamos de valores	-	-	-	-	-	-	-	-	-
Contratos de derivados financieros	-	131.675	152.441	350.432	634.548	1.078.925	1.014.090	2.093.015	2.727.563
Adeudado por bancos (*)	2.872	-	9.071	-	11.943	-	-	-	11.943
Créditos y cuentas por cobrar a clientes (**)	814.557	2.168.019	1.774.873	3.773.848	8.531.297	7.084.202	7.265.207	14.349.409	22.880.706
Instrumentos de inversión disponibles para la venta	-	22.652	158.014	526.410	707.076	184.376	760.146	944.522	1.651.598
Instrumentos de inversión hasta el vencimiento	-	-	-	-	-	-	-	-	-
Depósitos de dinero en garantía	-	-	-	-	-	-	-	-	-

Totales activos financieros	2.887.690	2.655.380	2.094.399	4.815.513	12.452.982	8.519.123	9.214.781	17.733.904	30.186.886

Pasivos Financieros
Depósitos y otras obligaciones a la vista	6.480.497	-	-	-	6.480.497	-	-	-	6.480.497
Operaciones con liquidación en curso	281.259	-	-	-	281.259	-	-	-	281.259
Contratos de retrocompra y préstamos de valores	-	390.331	1.453	342	392.126	-	-	-	392.126
Depósitos y otras obligaciones a plazo	112.025	5.343.226	2.480.158	2.289.405	10.224.814	130.427	58.699	189.126	10.413.940
Contratos de derivados financieros	-	125.884	176.048	319.488	621.420	1.028.017	911.947	1.939.964	2.561.384
Obligaciones con bancos	4.133	137.921	227.898	413.564	783.516	435.309	12.776	448.085	1.231.601
Instrumentos de deuda emitidos	-	176.649	319.516	691.227	1.187.392	2.693.946	1.903.774	4.597.720	5.785.112
Otras obligaciones financieras	114.564	1.934	746	3.305	120.549	41.733	42.843	84.576	205.125
Garantías por operaciones threshold	39.639	-	-	-	39.639	-	-	-	39.639

Totales pasivos financieros	7.032.117	6.175.945	3.205.819	3.717.331	20.131.212	4.329.432	2.930.039	7.259.471	27.390.683

(*)	Adeudado por bancos se presenta bruto. El monto de provisiones asciende a $25 millones.

(**) Los créditos y cuentas por cobrar a clientes se presentan brutos. Los importes de provisión según el tipo de colocación son los siguientes: Comerciales $398.001 millones, Vivienda $48.744 millones y Consumo $254.023 millones.

Estados Financieros Intermedios Consolidados Marzo 2015 / Banco Santander Chile 77

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2015 Y 2014 Y AL 31 DE DICIEMBRE DE 2014

NOTA N°17

OTROS PASIVOS

La composición del rubro es la siguiente:

	Al 31 de marzo de	Al 31 de diciembre de
	2015	2014
	MM$	MM$

Cuentas y documentos por pagar	98.818	90.261
Ingresos percibidos por adelantado	454	478
Garantías por operaciones threshold	542.470	39.639
Documentos por cobrar por intermediación Corredora y operaciones simultáneas	67.737	27.751
Otras obligaciones por pagar	54.668	43.550
IVA retenido	1.698	1.698
Otros pasivos	18.303	17.476

Totales	784.148	220.853

Estados Financieros Intermedios Consolidados Marzo 2015 / Banco Santander Chile 78

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2015 Y 2014 Y AL 31 DE DICIEMBRE DE 2014

NOTA N°18

CONTINGENCIAS Y COMPROMISOS

a)	Juicios y procedimientos legales

A la fecha de emisión de estos estados financieros, existen diversas acciones judiciales interpuestas en contra del Banco y sus afiliadas en relación con operaciones propias del giro. Al 31 de marzo de 2015, el Banco mantienen provisiones por este concepto que ascienden a $1.378 millones y sus afiliadas a $118 millones ($1.437 millones y $220 millones al 31 de diciembre de 2014, respectivamente), las cuales se encuentran en el Estado Intermedio de Situación Financiera Consolidado, formando parte del rubro “Provisiones por contingencias”.

b)	Créditos contingentes

La siguiente tabla muestra los montos contractuales de las operaciones que obligan al Banco a otorgar créditos:

	Al 31 de marzo de	Al 31 de diciembre de
	2015	2014
	MM$	MM$

Cartas de crédito documentarias emitidas	151.768	205.920
Cartas de crédito del exterior confirmadas	56.875	75.813
Boletas de garantía	1.398.038	1.481.154
Avales y fianzas	197.014	262.169
Subtotales	1.803.694	2.025.056
Líneas de crédito con disponibilidad inmediata	5.768.468	5.699.573
Otros compromisos de créditos irrevocables	108.507	109.520
Totales	7.680.669	7.834.149

c)	Responsabilidades

El Banco mantiene las siguientes responsabilidades derivadas del curso normal de sus negocios:

	Al 31 de marzo de	Al 31 de diciembre de
	2015	2014
	MM$	MM$

Operaciones por cuentas de terceros
Cobranzas	194.667	172.070
Recursos de terceros gestionados por el Banco y sus afiliadas (1)	1.404.403	1.247.923
Subtotales	1.599.070	1.419.993
Custodia de valores
Valores custodiados en poder del Banco y sus afiliadas	274.642	238.264
Valores custodiados depositados en otra entidad	584.784	552.741
Títulos emitidos por el propio Banco	16.732.131	16.383.501
Subtotales	17.591.557	17.174.506
Totales	19.190.627	18.594.499

Durante el año 2015 se clasificó en recursos de terceros gestionados por el banco y sus afiliadas, las carteras administradas por banca privada, teniendo al cierre de marzo de 2015 un saldo de $ 1.404.361 millones ($ 1.247.888 millones para el año 2014).

d)	Garantías

Banco Santander Chile cuenta con una póliza integral bancaria de cobertura de fidelidad funcionaria N° 2951729 vigente con la Compañía de Seguros Chilena Consolidada S.A., por la suma de USD 5.000.000 la cual cubre solidariamente tanto al Banco como a sus afiliadas, con vigencia desde el 1 de julio de 2014 hasta el 30 de junio de 2015.

Estados Financieros Intermedios Consolidados Marzo 2015 / Banco Santander Chile 79

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2015 Y 2014 Y AL 31 DE DICIEMBRE DE 2014

NOTA N°18

CONTINGENCIAS Y COMPROMISOS

e)	Créditos y pasivos contingentes

Para satisfacer las necesidades de los clientes, el Banco adquirió varios compromisos irrevocables y obligaciones contingentes, aunque estas obligaciones no pudieron ser reconocidas en el Estado Intermedio de Situación Financiera Consolidado, estos contienen riesgos de créditos y son por tanto parte del riesgo global del Banco.

Santander Agente de Valores Limitada

Para efectos de asegurar el correcto y cabal cumplimiento de todas sus obligaciones como agente de valores de conformidad a lo dispuesto en los artículos N°30 y siguientes de la Ley N°18.045, sobre Mercado de Valores, la sociedad constituyó garantía por UF 4.000 con póliza de seguro N°214116436, tomada con la Compañía de Seguros de Crédito Continental S.A. y cuyo vencimiento es el 19 de diciembre de 2015.

Santander S.A. Corredores de Bolsa

i)	La sociedad tiene garantías enteradas en la Bolsa de Comercio de Santiago, para cubrir operaciones simultáneas efectuadas por cartera propia, por $ 23.585 millones.

ii)	Además, se incluye en este rubro una garantía entregada a CCLV Contraparte Central S.A. (ex Cámara de Compensación) en efectivo, por un monto ascendente a $ 3.000 millones y una garantía adicional enterada en la Bolsa de Comercio Electrónica por $ 1.002 millones al 31 de marzo de 2015.

iii)	Al 31 de Marzo de 2015 se encuentran en trámite las siguientes situaciones legales:

-	Juicio de reclamación pendiente ante el 27° Juzgado Civil de Santiago, carátula "Nahum con Santander Investment S.A. Corredores de Bolsa" antecesora de Santander S.A. Corredores de Bolsa, Rol N°16.703-2010, por una cuantía de M$200.000. En cuanto a su actual estado de tramitación, en sentencia de primera instancia se dictó fallo absolutorio para Santander Investment S.A. Corredores de Bolsa, rechazando la demanda en todas sus partes. En segunda instancia se confirmó el fallo de primera y el plazo para recurrir de casación venció el 27 de agosto de 2013, sin que se presentara ningún recurso. El 12 de septiembre del año 2013 se dictó el cúmplase.

-	Juicio de “Inverfam S.A. con Santander Investment S.A. Corredores de Bolsa”, antecesora de Santander S.A. Corredores de Bolsa, seguido ante 1° Juzgado Civil de Santiago, Rol 32.543-2011, de indemnización de perjuicios por pérdida de unos valores destinados a Fondos Optimal, que se vieron perjudicados por el caso Madoff, cuya cuantía asciende a M$107.000 aproximadamente. El 30 de enero del año 2015 se dictó sentencia por la que se rechazó la demanda interpuesta.

-	Juicio de “Bilbao con Santander Investment S.A. Corredores de Bolsa”, antecesora de Santander S.A. Corredores de Bolsa, seguido ante el 20º Juzgado Civil de Santiago, Rol 15549-2012 sobre obligación de rendir cuenta. El 6 de mayo del año 2014 se acogió la demanda interpuesta, la que se confirmó en segunda instancia. Se encuentra pendiente la declaración de admisibilidad de los recursos de casación en la forma y en el fondo ante la Excelentísima Corte Suprema.

-	Juicio “Echeverría con Santander Corredora”, seguido ante el 21° Juzgado Civil de Santiago, Rol C-21.366-2014, sobre Indemnización de perjuicios por fallas en la compra de acciones. Cuantía: $59.594.764. En cuanto a su actual estado de tramitación se encuentra pendiente se dicte la resolución que cite a las partes a audiencia de conciliación.

Santander Corredora de Seguros Limitada

i)	De acuerdo a los establecido en la Circular N°1.160 de la Superintendencia de Valores y Seguros, la sociedad mantiene contratada una póliza de seguros para responder al correcto y cabal cumplimiento de todas las obligaciones emanadas en razón de sus operaciones como intermediaria en la contratación de seguros. La póliza de garantía para corredores de seguros N°10025805, la cual cubre UF500, y la póliza de responsabilidad profesional para corredores de seguros N°10025806 por un monto equivalente a UF60.000, fueron contratadas con la Compañía de Seguros Generales Consorcio Nacional de Seguros S.A. Ambas tienen vigencia desde el 15 de abril de 2014 al 14 de abril de 2015.

ii)	Existen juicios por cuantía de UF 4.792,31.- correspondientes a procesos principalmente por bienes entregados en leasing. Nuestros abogados han estimado pérdidas por $ 106,3 millones monto que se encuentra registrado en el rubro provisiones.

Estados Financieros Intermedios Consolidados Marzo 2015 / Banco Santander Chile 80

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2015 Y 2014 Y AL 31 DE DICIEMBRE DE 2014

NOTA N°19

PATRIMONIO

a)	Capital social y acciones preferentes

Al 31 de marzo de 2015 y al 31 de diciembre de 2014, el Banco presenta un capital social de $ 891.303 millones compuesto por 188.446.126.794 acciones autorizadas, las cuales se encuentran suscritas y pagadas. Todas estas acciones son ordinarias, sin valor nominal ni preferencias.

El movimiento de las acciones durante el período al 31 de marzo de 2015 y al 31 de diciembre de 2014, es el siguiente:

	ACCIONES
	Al 31 de marzo de 2015	Al 31 de diciembre de 2014

Emitidas al 1 de enero	188.446.126.794	188.446.126.794
Emisión de acciones pagadas	-	-
Emisión de acciones adeudadas	-	-
Opciones de acciones ejercidas	-	-
Emitidas al	188.446.126.794	188.446.126.794

Al 31 de marzo de 2015 y al 31 de diciembre de 2014, el Banco no mantiene en su poder acciones propias, al igual que las Sociedades que participan en la consolidación.

Al 31 de marzo de 2015 la distribución de accionistas es la siguiente:

Razón Social o Nombre Accionista	Acciones	ADRs (*)	Totales	% de participación

Santander Chile Holding S.A.	66.822.519.695	-	66.822.519.695	35,46
Teatinos Siglo XXI Inversiones Limitada	59.770.481.573	-	59.770.481.573	31,72
J.P. Morgan Chase Bank	-	30.886.974.071	30.886.974.071	16,39
Bancos por cuenta de terceros	11.695.295.480	-	11.695.295.480	6,21
AFP por cuentas de terceros	9.608.422.014	-	9.608.422.014	5,10
Corredoras de bolsa por cuenta de terceros	3.929.440.322	-	3.929.440.322	2,09
Otros accionistas minoritarios	5.732.993.639	-	5.732.993.639	3,04
Totales	157.559.152.723	30.886.974.071	188.446.126.794	100,00
(*)	Los American Depository Receipts (ADR) son certificados emitidos por un banco comercial norteamericano para ser transados en el mercado de valores de los Estados Unidos de América.

Estados Financieros Intermedios Consolidados Marzo 2015 / Banco Santander Chile 81

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2015 Y 2014 Y AL 31 DE DICIEMBRE DE 2014

NOTA N°19

PATRIMONIO, continuación

Al 31 de diciembre de 2014 la distribución de accionistas es la siguiente:

Razón Social o Nombre Accionista	Acciones	ADRs (*)	Totales	% de participación

Santander Chile Holding S.A.	66.822.519.695	-	66.822.519.695	35,46
Teatinos Siglo XXI Inversiones Limitada	59.770.481.573	-	59.770.481.573	31,72
J.P. Morgan Chase Bank	-	31.370.004.471	31.370.004.471	16,65
Bancos por cuenta de terceros	10.949.884.423	-	10.949.884.423	5,81
AFP por cuentas de terceros	10.082.508.540	-	10.082.508.540	5,35
Corredoras de bolsa por cuenta de terceros	3.623.967.964	-	3.623.967.964	1,92
Otros accionistas minoritarios	5.826.760.128	-	5.826.760.128	3,09
Totales	157.076.122.323	31.370.004.471	188.446.126.794	100,00
(*)	Los American Depository Receipts (ADR) son certificados emitidos por un banco comercial norteamericano para ser transados en el mercado de valores de los Estados Unidos de América.

b)	Dividendos

El detalle de distribución de dividendos se encuentra en el recuadro del Estado Intermedio de Cambios en el Patrimonio Consolidado.

c)	Utilidad diluida y de la utilidad básica

Al 31 de marzo de 2015 y 2014 la composición de la utilidad diluida y de la utilidad básica es la siguiente:

	Al 31 de marzo de
	2015	2014
	MM$	MM$

a) Beneficio básico por acción
Resultado atribuible a tenedores patrimoniales	95.477	141.843
Número medio ponderado de acciones en circulación	188.446.126.794	188.446.126.794
Beneficio básico por acción (en pesos)	0,507	0,753

b) Beneficio diluido por acción
Resultado atribuible a tenedores patrimoniales	95.477	141.843
Número medio ponderado de acciones en circulación	188.446.126.794	188.446.126.794
Conversión asumida de deuda convertible	-	-
Número ajustado de acciones	188.446.126.794	188.446.126.794
Beneficio diluido por acción (en pesos)	0,507	0,753

Al 31 de marzo de 2015 y 2014 el Banco no posee instrumentos que generen efectos dilutivos.

Estados Financieros Intermedios Consolidados Marzo 2015 / Banco Santander Chile 82

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2015 Y 2014 Y AL 31 DE DICIEMBRE DE 2014

NOTA N°19

PATRIMONIO, continuación

d)	Otros resultados integrales de Instrumentos de inversión disponibles para la venta y coberturas de flujo de efectivo:

	Al 31 de marzo de	Al 31 de diciembre de
	2015	2014
	MM$	MM$

Instrumentos de inversión disponibles para la venta
Saldos al 1 de enero de	21.684	840
(Pérdida) ganancia por ajuste valorización cartera de inversiones disponible para la venta antes de impuesto	(29.041)	16.183
Reclasificaciones y ajustes sobre la cartera disponible para venta	-	-
Utilidad neta realizada	22.600	4.661
Subtotales	(6.441)	20.844
Totales	15.243	21.684

Cobertura de flujo de efectivo
Saldos al 1 de enero de	10.725	(8.257)
Ganancia (pérdida) por ajuste valorización de coberturas de flujo de efectivo antes de impuesto	(56.410)	18.552
Reclasificaciones y ajustes por coberturas de flujo de efectivo antes de impuesto	-	430
Monto reclasificado del patrimonio incluido como valor libro de activo y pasivos no financieros, cuya adquisición o cesión fue cubierta como una transición altamente probable	-	-
Subtotales	(56.410)	18.982
Totales	(45.685)	10.725

Otros resultados integrales antes de impuesto	(30.442)	32.409

Impuesto a la renta sobre los componentes de otros resultados integrales
Impuesto renta relativo a cartera de inversiones disponible para la venta	(3.430)	(4.554)
Impuesto renta relativo a coberturas de flujo de efectivo	10.279	(2.252)
Totales	6.849	(6.806)

Otros resultados integrales netos de impuesto	(23.593)	25.603
Atribuible a:
Tenedores patrimoniales del Banco	(23.592)	25.600
Interés no controlador	(1)	3

El Banco espera que todos los resultados incluidos en “Otros resultados integrales” sean reclasificados a resultado del período cuando se cumplan las condiciones específicas para ello.

Estados Financieros Intermedios Consolidados Marzo 2015 / Banco Santander Chile 83

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2015 Y 2014 Y AL 31 DE DICIEMBRE DE 2014

NOTA N°20

REQUERIMIENTOS DE CAPITAL (BASILEA)

De acuerdo con la Ley General de Bancos, el Banco debe mantener una razón mínima de patrimonio efectivo a activos consolidados ponderados por riesgo de 8% neto de provisiones exigidas, y una razón mínima de capital básico a total de activos consolidados de 3%, neto de provisiones exigidas. Sin embargo, con motivo de la fusión del Banco ocurrida en 2002, la SBIF ha determinado que el patrimonio efectivo del Banco fusionado no puede ser inferior al 11% de sus activos ponderados por riesgo. Para estos efectos, el patrimonio efectivo se determina a partir del capital y reservas o capital básico más los bonos subordinados con tope del 50% del capital básico.

Los activos son ponderados de acuerdo a las categorías de riesgo, a las cuales se les asigna un porcentaje de riesgo de acuerdo al monto del capital necesario para respaldar cada uno de esos activos. Por ejemplo, el efectivo, los depósitos en otros bancos y los instrumentos financieros emitidos por el Banco Central de Chile, tienen 0% de riesgo, lo que significa que, conforme a la normativa vigente, no se requiere capital para respaldar estos activos. Los activos fijos tienen un 100% de riesgo, lo que significa que se debe tener un capital mínimo equivalente al 11% del monto de estos activos. Todos los instrumentos derivados negociados fuera de bolsa son considerados en la determinación de los activos de riesgo con un factor de conversión sobre los valores nocionales, obteniéndose de esa forma el monto de la exposición al riesgo de crédito. También se consideran por un “equivalente de crédito”, para su ponderación, los créditos contingentes fuera del Estado Intermedio de Situación Financiera Consolidado.

De acuerdo a lo instruido en Capítulo 12-1 de la RAN de la Superintendencia de Bancos, a partir del mes de enero 2010 se implementó un cambio normativo que implicó la entrada en vigor del Capítulo B-3 del Compendio de Normas Contables, con cambio en las exposiciones de riesgo de las colocaciones contingentes, pasando desde un 100% de exposición, a un porcentaje indicado en el siguiente cuadro:

Tipo de crédito contingente	Exposición

a) Avales y fianzas	100%
b) Cartas de crédito del exterior confirmadas	20%
c) Cartas de crédito documentarias emitidas	20%
d) Boletas de garantía	50%
e) Cartas de garantía interbancarias	100%
f) Líneas de crédito de libre disposición	50%
g) Otros compromisos de crédito:
- Créditos para estudios superiores Ley N° 20.027	15%
- Otros	100%
h) Otros créditos contingentes	100%

Estados Financieros Intermedios Consolidados Marzo 2015 / Banco Santander Chile 84

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2015 Y 2014 Y AL 31 DE DICIEMBRE DE 2014

NOTA N°20

REQUERIMIENTOS DE CAPITAL (BASILEA), continuación

Los niveles de capital básico y patrimonio efectivo al cierre de cada período son los siguientes:

	Activos consolidados		Activos ponderados por riesgo
	Al 31 de marzo de	Al 31 de diciembre de	Al 31 de marzo de	Al 31 de diciembre de
	2015	2014	2015	2014
	MM$	MM$	MM$	MM$

Activos de balance (netos de provisiones)
Efectivo y depósitos en bancos	1.832.892	1.608.888	-	-
Operaciones con liquidación en curso	1.063.702	531.373	160.370	90.203
Instrumento para negociación	298.862	774.815	50.263	89.605
Contratos de retrocompra y préstamos de valores	-	-	-	-
Contratos de derivados financieros (*)	1.189.224	1.154.471	1.035.195	996.334
Adeudado por bancos	111.053	11.918	22.211	2.384
Créditos y cuentas por cobrar a clientes	22.867.024	22.179.938	20.097.273	19.519.483
Instrumentos de inversión disponible para la venta	1.523.042	1.651.598	210.223	190.137
Inversiones en sociedades	18.338	17.914	18.338	17.914
Intangibles	39.428	40.983	39.428	40.983
Activo fijo	206.722	211.561	206.722	211.561
Impuestos corrientes	10.532	2.241	1.053	224
Impuestos diferidos	279.646	282.211	27.965	28.221
Otros activos	676.093	493.173	676.095	493.173
Activos fuera de balance
Colocaciones contingentes	3.894.530	3.976.465	2.255.501	2.265.904
Totales	34.011.088	32.937.549	24.800.637	23.946.126

(*)	Los “Contratos de derivados financieros” se presentan a su valor de “Riesgo Equivalente de Créditos”, de acuerdo a lo normado en el Capítulo 12-1 de la Recopilación actualizada de normas, emitida por la Superintendencia de Bancos e instituciones Financieras.

Los ratios determinados para el límite del capital básico y patrimonio efectivo respectivamente, son:

			Razón
	Al 31 de marzo de	Al 31 de diciembre de	Al 31 de marzo de	Al 31 de diciembre de
	2015	2014	2015	2014
	MM$	MM$	%	%

Capital básico	2.627.538	2.609.896	7,73	7,92
Patrimonio efectivo neto	3.374.455	3.354.702	13,61	14,01

Estados Financieros Intermedios Consolidados Marzo 2015 / Banco Santander Chile 85

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2015 Y 2014 Y AL 31 DE DICIEMBRE DE 2014

NOTA N°21

INTERES NO CONTROLADOR

a)	Recoge el importe neto del patrimonio neto de las entidades dependientes atribuibles a instrumentos de capital que no pertenecen, directa o indirectamente, al Banco, incluida la parte que se les haya atribuido del resultado del ejercicio.

La participación del interés no controlador en el patrimonio y los resultados de las filiales se resume como sigue:

				Otros resultados integrales
Al 31 de marzo de 2015	Participación de terceros	Patrimonio	Resultados	Inversiones disponible para la venta	Impuesto diferido	Total otros resultados integrales	Resultados integrales
	%	MM$	MM$	MM$	MM$	MM$	MM$

Sociedades subsidiarias:
Santander Agente de Valores Limitada	0,97	579	21	(3)	1	(2)	19
Santander S.A. Sociedad Securitizadora	0,36	2	-	-	-	-	-
Santander S.A. Corredores de Bolsa	49,00	21.050	135	(2)	-	(2)	133
Santander Corredora de Seguros Limitada	0,25	152	-	-	-	-	-
Subtotales		21.783	156	(5)	1	(4)	152

Entidades controladas a través de otras consideraciones:
Bansa Santander S.A.	100,00	5.901	231	-	-	-	231
Santander Gestión de Recaudación y Cobranzas Limitada	100,00	2.966	1.929	-	-	-	1.929
Multinegocios S.A	100,00	1.039	309	-	-	-	309
Servicios Administrativos y Financieros Limitada	100,00	2.487	486	-	-	-	486
Multiservicios de Negocios Limitada	100,00	2.485	482	-	-	-	482
Subtotales		14.878	3.437	-	-	-	3.437

Totales		36.661	3.593	(5)	1	(4)	3.589

Estados Financieros Intermedios Consolidados Marzo 2015 / Banco Santander Chile 86

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2015 Y 2014 Y AL 31 DE DICIEMBRE DE 2014

NOTA N°21

INTERES NO CONTROLADOR, continuación

				Otros resultados integrales
Al 31 de marzo de 2014	Participación de terceros	Patrimonio	Resultados	Inversiones disponible para la venta	Impuesto diferido	Total otros resultados integrales	Resultados integrales
	%	MM$	MM$	MM$	MM$	MM$	MM$

Sociedades subsidiarias:
Santander Agente de Valores Limitada	0,97	494	23	-	-	-	23
Santander S.A. Sociedad Securitizadora	0,36	2	-	-	-	-	-
Santander S.A. Corredores de Bolsa	49,00	19.985	284	(16)	3	(13)	271
Santander Corredora de Seguros Limitada	0,25	150	(1)	-	-	-	(1)
Subtotales		20.631	306	(16)	3	(13)	293

Entidades controladas a través de otras consideraciones:
Bansa Santander S.A.	100,00	3.283	(151)	-	-	-	(151)
Santander Gestión de Recaudación y Cobranzas Limitada (1)	100,00	122	(153)	-	-	-	(153)
Multinegocios S.A	100,00	530	53	-	-	-	53
Servicios Administrativos y Financieros Limitada	100,00	1.755	73	-	-	-	73
Servicios de Cobranza Fiscalex Limitada (1)	100,00	751	119				119
Multiservicios de Negocios Limitada	100,00	1.775	97	-	-	-	97
Subtotales		8.216	38	-	-	-	38

Totales		28.847	344	(16)	3	(13)	331

(1) Con fecha de 1 de agosto de 2014, la sociedad Fiscalex Limitada fue absorbida por Santander Gestión de Recaudación y Cobranza Limitada.

Estados Financieros Intermedios Consolidados Marzo 2015 / Banco Santander Chile 87

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2015 Y 2014 Y AL 31 DE DICIEMBRE DE 2014

NOTA N°21

INTERES NO CONTROLADOR, continuación

b)	El resumen de la información financiera de las sociedades incluidas en la consolidación que poseen intereses no controladores es el siguiente, el cual no incluye los ajustes de consolidación ni homologación:

	Al 31 de marzo de				Al 31 de diciembre de
	2015				2014
				Ingresos				Ingresos
	Activos	Pasivos	Capital	Netos	Activos	Pasivos	Capital	netos
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$
Santander Corredora de Seguros Limitada	69.515	8.692	60.726	97	70.602	9.068	63.078	(1.544)
Santander S.A. Corredores de Bolsa	114.088	71.162	42.618	308	74.408	31.790	40.171	2.447
Santander Agente de Valores Limitada	226.764	167.028	57.554	2.182	339.787	282.233	48.556	8.998
Santander S.A. Sociedad Securitizadora	609	64	561	(16)	622	61	640	(79)
Santander Gestión de Recaudación y Cobranzas Ltda.	6.501	3.535	1.038	1.928	4.917	3.880	458	579
Multinegocios S.A.	1.165	127	730	308	1.959	1.229	477	253
Servicios Administrativos y Financieros Ltda.	2.592	105	2.001	486	2.956	955	1.686	315
Multiservicios de Negocios Ltda.	2.932	447	2.003	482	3.401	1.399	1.679	323
Bansa Santander S.A.	31.431	25.530	5.670	231	31.062	25.391	3.435	2.236
Totales	455.597	276.690	172.901	6.006	529.714	356.006	160.180	13.528

Estados Financieros Intermedios Consolidados Marzo 2015 / Banco Santander Chile 88

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2015 Y 2014 Y AL 31 DE DICIEMBRE DE 2014

NOTA N°22

INTERESES Y REAJUSTES

Comprende los intereses devengados en el período por todos los activos financieros cuyo rendimiento, implícito o explícito, se obtiene de aplicar el método del tipo de interés efectivo, con independencia de que se valoren por su valor razonable, así como las rectificaciones de productos como consecuencia de coberturas contables.

a)	Al 31 de marzo de 2015 y 2014, la composición de ingresos por intereses y reajustes, sin incluir los resultados por coberturas contables, es la siguiente:

	Al 31 de marzo de
	2015				2014
	Intereses	Reajustes	Comisiones prepagos	Total	Intereses	Reajustes	Comisiones prepagos	Total
Conceptos	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Contratos de retrocompra	144	-	-	144	347	-	-	347
Créditos otorgados a bancos	116	-	-	116	7	-	-	7
Colocaciones comerciales	167.591	392	1.677	169.660	180.518	46.339	1.399	228.256
Colocaciones para vivienda	62.944	466	4.692	68.102	59.464	70.792	4.154	134.410
Colocaciones para consumo	147.226	99	796	148.121	149.527	1.192	660	151.379
Instrumentos de inversión	11.515	(537)	-	10.978	17.638	6.791	-	24.429
Otros ingresos por intereses y reajustes	1.008	1.657	-	2.665	2.278	117	-	2.395

Totales ingresos por intereses y reajustes	390.544	2.077	7.165	399.786	409.779	125.231	6.213	541.223

b)	Tal como se señala en la letra i) de la Nota 1, los intereses y reajustes suspendidos corresponden a operaciones con morosidades iguales o superiores a 90 días, los cuales son registrados en cuentas de orden (fuera del Estado Intermedio de Situación Financiera Consolidado), mientras estos nos sean efectivamente percibidos.

Al 31 de marzo de 2015 y al 31 de diciembre de 2014, el stock de los ingresos por intereses y reajustes suspendidos es el siguiente:

	Al 31 de marzo de			Al 31 de diciembre
	2015			2014
	Intereses	Reajustes	Total	Intereses	Reajustes	Total
Fuera de balance	MM$	MM$	MM$	MM$	MM$	MM$

Colocaciones comerciales	16.153	7.068	23.221	16.337	8.416	24.753
Colocaciones de vivienda	3.980	6.974	10.954	3.925	8.529	12.454
Colocaciones de consumo	5.683	708	6.391	5.529	807	6.336

Totales	25.816	14.750	40.566	25.791	17.752	43.543

Estados Financieros Intermedios Consolidados Marzo 2015 / Banco Santander Chile 89

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2015 Y 2014 Y AL 31 DE DICIEMBRE DE 2014

NOTA N°22

INTERESES Y REAJUSTES, continuación

c)	Al 31 de marzo de 2015 y 2014 la composición de los gastos por intereses y reajustes, sin incluir los resultados por coberturas contables, es el siguiente:

	Al 31 de marzo de
	2015			2014
	Intereses	Reajustes	Total	Intereses	Reajustes	Total
Conceptos	MM$	MM$	MM$	MM$	MM$	MM$

Depósitos a la vista	(3.809)	4	(3.805)	(1.624)	(441)	(2.065)
Contratos de retrocompra	(1.814)	-	(1.814)	(1.898)	-	(1.898)
Depósitos y captaciones a plazo	(74.127)	590	(73.537)	(93.882)	(14.374)	(108.256
Obligaciones con bancos	(3.381)	-	(3.381)	(4.670)	(2)	(4.672)
Instrumentos de deuda emitidos	(42.799)	(199)	(42.998)	(44.239)	(34.059)	(78.298)
Otras obligaciones financieras	(758)	7	(751)	(774)	(404)	(1.178)
Otros gastos por intereses y reajustes	(835)	993	158	(628)	(3.331)	(3.959)
Totales gastos por intereses y reajustes	(127.523)	1.395	(126.128)	(147.715)	(52.611)	(200.326)

d)	Al 31 de marzo de 2015 y 2014, el resumen de intereses y reajustes, es el siguiente:

	Al 31 de marzo de
	2015	2014
Conceptos	MM$	MM$

Ingresos por intereses y reajustes	399.786	541.223
Gastos por intereses y reajustes	(125.128)	(200.326)

Subtotales ingresos por intereses y reajustes	273.658	340.897

Resultado de coberturas contables (neto)	(239)	(27.404)

Totales intereses y reajustes netos	273.419	313.493

Estados Financieros Intermedios Consolidados Marzo 2015 / Banco Santander Chile 90

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2015 Y 2014 Y AL 31 DE DICIEMBRE DE 2014

NOTA N°23

COMISIONES

Comprende el monto de todas las comisiones devengadas y pagadas en el período, excepto las que formen parte integrante del tipo de interés efectivo de los instrumentos financieros:

	Al 31 de marzo de
	2015	2014
	MM$	MM$

Ingresos por comisiones
Comisiones por líneas de crédito y sobregiros	1.660	1.722
Comisiones por avales y cartas de crédito	9.101	7.941
Comisiones por servicios de tarjetas	39.607	36.046
Comisiones por administración de cuentas	7.603	7.106
Comisiones por cobranzas, recaudaciones y pagos	7.931	10.305
Comisiones por intermediación y manejo de valores	2.823	2.291
Remuneraciones por comercialización de seguros	8.082	8.117
Office banking	4.985	4.167
Otras comisiones ganadas	12.760	12.986
Totales	94.552	90.681

	Al 31 de marzo de
	2015	2014
	MM$	MM$

Gastos por comisiones
Remuneraciones por operación de tarjetas	(29.631)	(25.986)
Comisiones por operación con valores	(268)	(275)
Office banking y otras comisiones	(9.192)	(8.656)
Totales	(39.091)	(34.917)

Totales ingresos y gastos por comisiones netos	55.461	55.764

Las comisiones ganadas por operaciones con letras de crédito se presentan en el Estado Intermedio de Resultado Consolidado en el rubro “Ingresos por intereses y reajustes”.

Estados Financieros Intermedios Consolidados Marzo 2015 / Banco Santander Chile 91

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2015 Y 2014 Y AL 31 DE DICIEMBRE DE 2014

NOTA N°24

RESULTADOS DE OPERACIONES FINANCIERAS

Incluye el monto de los ajustes por variación de los instrumentos financieros, excepto los imputables a intereses devengados por aplicación del método del tipo de interés efectivo de correcciones de valor de activos, así como los resultados obtenidos en su compraventa.

Al 31 de marzo de 2015 y 2014, el detalle de los resultados por operaciones financieras es el siguiente:

	Al 31 de marzo de
	2015	2014
	MM$	MM$

Utilidad neta operaciones financieras
Derivados de negociación	(171.863)	12.860
Instrumentos financieros para negociación	8.212	10.974
Venta de créditos y cuentas por cobrar a clientes:
Cartera vigente	-	-
Cartera castigada	(27)	30
Instrumentos disponibles para la venta	23.143	566
Recompra bonos propia emisión	-	5.200
Otros resultados de operaciones financieras	(24)	(88)
Totales	(140.559)	29.542

NOTA N°25

RESULTADO NETO DE CAMBIO

Comprende los resultados obtenidos en la compraventa de divisas, las diferencias que surgen al convertir las partidas monetarias en moneda extranjera a la moneda funcional y los procedentes de activos no monetarios en moneda extranjera al momento de su enajenación.

Al 31 de marzo de 2015 y 2014, el detalle del resultado de cambio es el siguiente:

	Al 31 de marzo de
	2015	2014
	MM$	MM$

Diferencias de cambio
Utilidad (pérdida) neta por diferencias de cambio	(78.350)	(130.800)
Derivados de cobertura	254.964	129.506
Resultado por activos reajustables en moneda extranjera	5.338	5.170
Resultado por pasivos reajustables en moneda extranjera	(402)	(446)
Totales	181.550	3.430

Estados Financieros Intermedios Consolidados Marzo 2015 / Banco Santander Chile 92

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2015 Y 2014 Y AL 31 DE DICIEMBRE DE 2014

NOTA N°26

PROVISIONES POR RIESGO DE CRÉDITO

a)	El movimiento registrado al 31 de marzo de 2015 y 2014, en los resultados por concepto de provisiones y deterioros se resume como sigue:

		Créditos y cuentas por cobrar a clientes
Al 31 de marzo de 2015	Colocaciones Interbancarias	Colocaciones comerciales		Colocaciones para vivienda	Colocaciones de consumo	Colocaciones contingentes
	Individual	Individual	Grupal	Grupal	Grupal	Individual	Grupal	Total
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$
Castigos de colocaciones netos de provisiones	-	(2.625)	(14.217)	(2.456)	(25.213)	-	-	(44.511)
Provisiones constituidas	(89)	(19.329)	(14.939)	(3.845)	(34.113)	(1.061)	(533)	(73.909)
Totales provisiones y castigos	(89)	(21.954)	(29.156)	(6.301)	(59.326)	(1.061)	(533)	(118.420)
Provisiones liberadas	21	8.345	5.464	2.474	3.533	1.603	1.611	23.051
Recuperación de créditos castigados	-	1.407	5.121	1.414	8.201	-	-	16.143
Cargos netos a resultado	(68)	(12.202)	(18.571)	(2.413)	(47.592)	542	1.078	(79.226)

		Créditos y cuentas por cobrar a clientes
Al 31 de marzo de 2014	Colocaciones Interbancarias	Colocaciones comerciales		Colocaciones para vivienda	Colocaciones de consumo	Colocaciones contingentes
	Individual	Individual	Grupal	Grupal	Grupal	Individual	Grupal	Total
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$
Castigos de colocaciones netos de provisiones	-	(2.590)	(15.450)	(2.009)	(21.875)	-	-	(41.924)
Provisiones constituidas	-	(18.058)	(9.627)	(2.830)	(33.340)	(590)	(704)	(65.149)
Totales provisiones y castigos	-	(20.648)	(25.077)	(4.839)	(55.215)	(590)	(704)	(107.073)
Provisiones liberadas	45	2.554	3.484	868	1.713	1.918	836	11.418
Recuperación de créditos castigados	-	741	2.337	1.243	10.100	-	-	14.421
Cargos netos a resultado	45	(17.353)	(19.256)	(2.728)	(43.402)	1.328	132	(81.234)

Estados Financieros Intermedios Consolidados Marzo 2015 / Banco Santander Chile 93

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2015 Y 2014 Y AL 31 DE DICIEMBRE DE 2014

NOTA N°26

PROVISIONES POR RIESGO DE CRÉDITO, continuación

Castigos de colocaciones netas de provisiones:

	Créditos y cuentas por cobrar a clientes
Al 31 de marzo de 2015	Colocaciones comerciales		Colocaciones para vivienda	Colocaciones de consumo
	Individual	Grupal	Grupal	Grupal	Total
	MM$	MM$	MM$	MM$	MM$
Castigos de colocaciones	9.318	27.141	3.113	52.726	92.298
Provisiones aplicadas	(6.693)	(12.924)	(657)	(27.513)	(47.787)
Castigos de colocaciones netos de provisiones	2.625	14.217	2.456	25.213	44.511

	Créditos y cuentas por cobrar a clientes
Al 31 de marzo de 2014	Colocaciones comerciales		Colocaciones para vivienda	Colocaciones de consumo
	Individual	Grupal	Grupal	Grupal	Total
	MM$	MM$	MM$	MM$	MM$
Castigos de colocaciones	8.705	20.147	2.610	47.622	79.084
Provisiones aplicadas	(6.115)	(4.697)	(601)	(25.747)	(37.160)
Castigos de colocaciones netos de provisiones	2.590	15.450	2.009	21.875	41.924

Estados Financieros Intermedios Consolidados Marzo 2015 / Banco Santander Chile 94

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2015 Y 2014 Y AL 31 DE DICIEMBRE DE 2014

NOTA N°27

REMUNERACIONES Y GASTOS DEL PERSONAL

Al 31 de marzo de 2015 y 2014, la composición del rubro es la siguiente:

	Al 31 de marzo de
	2015	2014
	MM$	MM$

Remuneraciones del personal	50.638	45.098
Bonos o gratificaciones	19.162	17.944
Beneficios basados en instrumentos de capital	70	165
Indemnización por años de servicio	3.840	2.029
Planes de pensiones	2	193
Gastos de capacitación	653	533
Sala cuna y jardín infantil	938	729
Fondos de bienestar y salud	1.140	1.011
Otros gastos de personal	7.774	6.965
Totales	84.217	74.667

Beneficios basados en instrumentos de capital (liquidados en efectivo)

El Banco entrega a determinados ejecutivos del Banco y sus afiliadas un beneficio de pagos basados en acciones, los que son liquidados en efectivo de acuerdo a los requerimientos de NIIF 2. El Banco mide los servicios recibidos y el pasivo incurrido, a valor razonable.

Hasta la liquidación del pasivo, el Banco determina el valor razonable del pasivo al final de cada período que se informa, así como en la fecha de liquidación, reconociendo cualquier cambio en el valor razonable en el resultado del período.

Estados Financieros Intermedios Consolidados Marzo 2015 / Banco Santander Chile 95

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2015 Y 2014 Y AL 31 DE DICIEMBRE DE 2014

NOTA N°28

GASTOS DE ADMINISTRACIÓN

Al 31 de marzo de 2015 y 2014, la composición del rubro es la siguiente:

	Al 31 de marzo de
	2015	2014
	MM$	MM$

Gastos generales de administración	32.840	29.967
Mantenimiento y reparación de activo fijo	5.157	3.808
Arriendos de oficina	6.449	6.643
Arriendo de equipos	36	26
Primas de seguro	850	812
Materiales de oficina	1.360	1.132
Gastos de informática y comunicaciones	8.712	7.634
Alumbrado, calefacción y otros servicios	1.157	1.044
Servicio de vigilancia y transporte de valores	3.498	4.182
Gastos de representación y desplazamiento del personal	1.099	1.095
Gastos judiciales y notariales	546	480
Honorarios por informes técnicos y auditoria	1.803	1.439
Otros gastos generales de administración	2.173	1.672
Servicios subcontratados	14.502	12.931
Procesamientos de datos	8.437	7.704
Venta de productos	183	543
Servicio de archivos	1.554	1.076
Servicio de tasaciones	469	440
Personal outsourcing	1.827	1.529
Otros	2.032	1.639
Gastos del directorio	366	303
Gastos de marketing	4.350	3.618
Impuestos, contribuciones, aportes	2.795	2.608
Contribuciones de bienes raíces	323	304
Patentes	391	418
Otros impuestos	5	11
Aporte a la SBIF	2.076	1.875
Totales	54.853	49.427

Estados Financieros Intermedios Consolidados Marzo 2015 / Banco Santander Chile 96

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2015 Y 2014 Y AL 31 DE DICIEMBRE DE 2014

NOTA N°29

DEPRECIACIONES, AMORTIZACIONES Y DETERIOROS

a)	Los valores correspondientes a cargos a resultados por concepto de depreciaciones, amortizaciones y deterioros durante marzo 2015 y 2014, se detallan a continuación:

	Al 31 de marzo de
	2015	2014
	MM$	MM$

Depreciaciones y amortizaciones
Depreciación del activo fijo	(8.105)	(5.934)
Amortizaciones de intangibles	(4.029)	(7.533)
Total depreciaciones y amortizaciones	(12.134)	(13.467)
Deterioro del activo fijo	-	(13)
Totales	(12.134)	(13.480)

Al 31 de marzo de 2014, el importe del deterioro de activo fijo asciende a $13 millones, principalmente por siniestros de cajeros automáticos. Al 31 de marzo de 2015 no hubo deterioro por este concepto.

b)	La conciliación entre los valores libros y los saldos al 31 de marzo de 2015 y 2014, es la siguiente:

	Depreciación y amortización
	2015
	Activo fijo	Intangibles	Total
	MM$	MM$	MM$

Saldos al 1 de enero de 2015	(154.910)	(201.876)	(356.786)
Cargos por depreciación, y amortización del ejercicio	(8.105)	(4.029)	(12.134)
Bajas y ventas del ejercicio	2	-	2
Otros	-	-	-
Saldos al 31 de marzo de 2015	(163.013)	(205.905)	(366.918)

	Depreciación y amortización
	2014
	Activo fijo	Intangibles	Total
	MM$	MM$	MM$

Saldos al 1 de enero de 2014	(127.448)	(185.275)	(312.723)
Cargos por depreciación, y amortización del ejercicio	(5.934)	(7.533)	(13.467)
Bajas y ventas del ejercicio	6	-	6
Otros	-	-	-
Saldos al 31 de marzo de 2014	(133.376)	(192.808)	(326.184)

Estados Financieros Intermedios Consolidados Marzo 2015 / Banco Santander Chile 97

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2015 Y 2014 Y AL 31 DE DICIEMBRE DE 2014

NOTA N°30

OTROS INGRESOS Y GASTOS OPERACIONALES

a)	Otros ingresos operacionales está conformado por los siguientes conceptos:

	Al 31 de marzo de
	2015	2014
	MM$	MM$

Ingresos por bienes recibidos en pago
Resultado venta de bienes recibidos en pago	622	609
Recupero de castigos y resultados bienes recibidos en pago	2.438	4.080
Subtotales	3.060	4.689
Otros ingresos
Arriendos	74	180
Resultado por venta de activo fijo	81	87
Recupero provisiones por contingencias	8	226
Indemnizaciones de compañías de seguros por siniestros	237	240
Otros	1.648	88
Subtotales	2.048	821

Totales	5.108	5.510

b)	Otros gastos operacionales está conformado por los siguientes conceptos:

	31 de marzo de
	2015	2014
	MM$	MM$
Provisiones y gastos de bienes recibidos en pago
Castigos de bienes recibidos en pago	1.324	957
Provisiones por bienes recibidos en pago	2.826	1.518
Gastos por mantención de bienes recibidos en pago	699	666
Subtotales	4.849	3.141

Gastos de tarjetas de crédito	868	653

Servicios a clientes	1.117	2.480

Otros gastos
Castigos operativos	1.551	2.049
Pólizas de seguros de vida y seguros generales de productos	2.505	2.222
Impuesto adicional por gastos pagados al exterior	659	757
Provisiones por contingencias	946	4.419
Pago Asociación de Retail	248	244
Otros	1.903	4.914
Subtotales	7.812	14.605

Totales	14.646	20.879

Estados Financieros Intermedios Consolidados Marzo 2015 / Banco Santander Chile 98

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2015 Y 2014 Y AL 31 DE DICIEMBRE DE 2014

NOTA N°31

OPERACIONES CON PARTES RELACIONADAS

Se consideran “partes relacionadas” al Banco, adicionalmente a las entidades dependientes y asociadas, el “personal clave” de la Dirección del Banco (miembros del Directorio del Banco y además los Gerentes de Banco Santander Chile y sus afiliadas, junto a sus familiares cercanos), así como las entidades sobre las que el personal clave pueda ejercer influencia significativa o control.

Adicionalmente, el Banco ha considerado como parte relacionada a las diferentes sociedades que forman parte del Grupo Santander a nivel mundial, en el entendido, que todas ellas poseen una matriz común, esto es, Banco Santander S.A. (radicada en España).

El artículo 89 de la Ley sobre Sociedades Anónimas, que se aplica también a los bancos, establece que cualquier operación con una parte relacionada debe efectuarse en condiciones de equidad, similares a las que habitualmente prevalecen en el mercado.

Por otra parte, el artículo 84 de la Ley General de Bancos establece límites para los créditos que pueden otorgarse a partes relacionadas y la prohibición de otorgar créditos a los directores, gerentes o apoderados generales del banco.

A continuación se indican las transacciones realizadas por el Banco con las partes relacionadas a éste, para su mejor comprensión, hemos dividido la información en cuatro categorías:

Sociedades del Grupo Santander

Esta categoría incluye a todas las sociedades pertenecientes al Grupo Santander a nivel mundial, y por tanto, incluye también aquellas sociedades donde el Banco ejerce algún grado de control (entidades dependientes y propósito especial).

Empresas asociadas

Esta categoría se incluyen a aquellas entidades donde el Banco, de acuerdo a lo señalo en la letra b) de la Nota 1 de los presentes Estados Financieros, ejerce algún grado influencia significativa sobre estas y que, en general, corresponden a las denominadas “sociedades de apoyo al giro”.

Personal clave

Esta categoría incluye a los miembros del Directorio del Banco y además los gerentes de Banco Santander Chile y sus afiliadas, junto a sus familiares cercanos.

Otros

En esta categoría se incluyen a aquellas partes relacionadas no incluidas en los grupos anteriormente descritos y que, en general, corresponden a aquellas entidades sobre las que el personal clave pueda ejercer influencia significativa o control.

Las condiciones de las transacciones con las partes vinculadas son equivalentes a las que se dan en transacciones hechas en condiciones de mercado o se han imputado las correspondientes retribuciones en especie.

Estados Financieros Intermedios Consolidados Marzo 2015 / Banco Santander Chile 99

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2015 Y 2014 Y AL 31 DE DICIEMBRE DE 2014

NOTA N°31

OPERACIONES CON PARTES RELACIONADAS, continuación

a)	Créditos con partes relacionadas

A continuación se muestran los créditos y cuentas por cobrar además de los créditos contingentes,

	Al 31 de marzo de				Al 31 de diciembre de
	2015				2014
	Sociedades del Grupo	Empresas asociadas	Personal clave	Otros	Sociedades del Grupo	Empresas asociadas	Personal clave	Otros
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Créditos y cuentas por cobrar:
Colocaciones comerciales	47.373	620	4.728	12.170	51.647	9.614	4.348	8.743
Colocaciones para vivienda	-	-	19.589	-	-	-	19.941	-
Colocaciones de consumo	-	-	2.236	-	-	-	2.798	-
Créditos y cuentas por cobrar:	47.373	620	26.553	12.170	51.647	9.614	27.087	8.743

Provisión sobre colocaciones	(136)	(7)	(47)	(79)	(139)	(10)	(46)	(18)
Colocaciones netas	47.237	613	26.506	12.091	51.508	9.604	27.041	8.725

Garantías	303.258	-	24.894	1.268	409.339	-	23.896	1.289

Créditos contingentes:
Avales y fianzas	-	-	-	-	-	-	-
Cartas de crédito	21.791	-	-	-	16.000	-	-	11
Boletas de garantía	315.727	-	-	648	432.802	-	-	762
Créditos contingentes:	337.518	-	-	648	448.802	-	-	773

Provisiones sobre créditos contingentes	(9)	-	-	(1)	(12)	-	-	-

Colocaciones contingentes netas	337.509	-	-	647	448.790	-	-	773

El movimiento de colocaciones con partes relacionadas durante los períodos 2015 y 2014, ha sido el siguiente:

	Al 31 de marzo de				Al 31 de diciembre de
	2015				2014
	Sociedades	Empresas	Personal		Sociedades	Empresas	Personal
	del Grupo	asociadas	clave	Otros	del Grupo	asociadas	clave	Otros
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Saldo al 1 de enero de	500.449	9.614	27.087	9.516	250.293	618	21.644	61.130
Altas de colocaciones	5.971	-	1.518	3.940	338.784	9.108	11.651	17.585
Bajas de colocaciones	(121.530)	(8.995)	(2.050)	(638)	(88.628)	(112)	(6.208)	(69.199)

Totales	384.890	619	26.555	12.818	500.449	9.614	27.087	9.516

Estados Financieros Intermedios Consolidados Marzo 2015 / Banco Santander Chile 100

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2015 Y 2014 Y AL 31 DE DICIEMBRE DE 2014

NOTA N°31

OPERACIONES CON PARTES RELACIONADAS, continuación

b)	Activos y pasivos con partes relacionadas

	Al 31 de marzo de				Al 31 de diciembre de
	2015				2014
	Sociedades del Grupo	Empresas asociadas	Personal clave	Otros	Sociedades del Grupo	Empresas asociadas	Personal clave	Otros
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Activos
Efectivo y depósitos en bancos	12.455	-	-	-	193.377	-	-	-
Instrumentos para negociación	-	-	-	-	-	-	-	-
Contratos de retrocompra y préstamos de valores	-	-	-	-	-	-	-	-
Contratos de derivados financieros	791.655	-	-	-	995.468	-	-	-
Instrumentos de inversión disponibles para la venta	-	-	-	-	-	-	-	-
Otros activos	11.645	-	-	-	2.776	-	-	-

Pasivos
Depósitos y otras obligaciones a la vista	2.922	5.598	3.080	3.465	5.061	1.168	2.403	4.602
Contratos de retrocompra y préstamos de valores	57.163	-	-	-	47.010	-	-	-
Depósitos y otras captaciones a plazo	453.936	2.284	2.365	98.620	269.381	2.320	81.079	81.079
Contratos de derivados financieros	943.521	-	-	-	1.395.507	-	-	-
Instrumentos de deuda emitidos	161.449	-	-	-	336.323	-	-	-
Otras obligaciones financieras	4.099	-	-	-	846	-	-	-
Otros pasivos	379	-	-	-	771	-	-	-

c)	Resultados reconocidos con partes relacionadas

	Al 31 de marzo de
	2015				2014
	Sociedades del Grupo	Empresas asociadas	Personal clave	Otros	Sociedades del Grupo	Empresas asociadas	Personal clave	Otros
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

Ingreso (gasto) reconocido
Ingresos y gastos por intereses y reajustes	(2.864)	(15)	205	(515)	(113)	10	361	(1.387)
Ingresos y gastos por comisiones y servicios	(5)	18	56	56	6.419	17	32	51
Utilidad neta de operaciones financieras y resultados de cambio (*)	(62.971)	-	(74)	(957)	(35.010)	-	18	(1.724)
Otros ingresos y gastos de operación	227	-	-	-	282	-	-	-
Remuneraciones y gastos del personal clave	-	-	(8.258)	-	-	-	(7.928)	-
Gastos de administración y otros	(8.888)	(13.241)	-	-	(7.749)	(8.418)	-	-

Totales	(74.501)	(13.238)	(8.070)	(1.416)	(36.171)	(8.391)	(7.517)	(3.060)

(*)	Corresponde principalmente a contratos de derivados se utilizan para cubrir financieramente el riesgo cambiario de los activos y pasivos que cubren posiciones del Banco y sus afiliadas.

Estados Financieros Intermedios Consolidados Marzo 2015 / Banco Santander Chile 101

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2015 Y 2014 Y AL 31 DE DICIEMBRE DE 2014

NOTA N°31

OPERACIONES CON PARTES RELACIONADAS, continuación

d)	Pagos al Directorio y personal clave de la gerencia

Las remuneraciones recibidas por el personal clave de la dirección, dentro de los cuales se considera el Directorio y todos los ejecutivos con cargo de Gerente, que se presentan en el rubro “Remuneraciones y gastos de personal” y/o “Gastos de administración” del Estado Intermedio del Resultado Consolidado, corresponden a las siguientes categorías:

	Al 31 de marzo de
	2015	2014
	MM$	MM$

Remuneraciones del personal	4.660	4.139
Remuneraciones y gastos del Directorio	329	276
Bonos o gratificaciones	2.857	2.867
Beneficios basados en instrumentos de capital	70	165
Gastos de capacitación	14	10
Indemnizaciones por años de servicios	57	118
Fondos de salud	78	69
Otros gastos de personal	191	91
Plan de pensiones	2	193
Totales	8.258	7.928

e)	Conformación del personal clave

Al 31 de marzo de 2015 y al 31 de diciembre de 2014, la conformación del personal clave del Banco se encuentra conformada de la siguiente forma.

	N° de ejecutivos
Cargos	Al 31 de marzo de	Al 31 de diciembre de
	2015	2014

Directores	13	13
Gerentes de división	18	18
Gerentes de área	90	90
Gerentes	53	54

Totales personal clave	174	175

Estados Financieros Intermedios Consolidados Marzo 2015 / Banco Santander Chile 102

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2015 Y 2014 Y AL 31 DE DICIEMBRE DE 2014

NOTA N°32

VALOR RAZONABLE DE ACTIVOS Y PASIVOS FINANCIEROS

El valor razonable se define como el precio que se recibiría por la venta de un activo o se pagaría por la transferencia de un pasivo en una transacción ordenada en el mercado principal (o más ventajoso) en la fecha de la medición en condiciones de mercado presentes (es decir, un precio de salida) independientemente de si ese precio es observable directamente o estimado utilizando otra técnica de valoración. La medición a valor razonable supone que la transacción de venta del activo o transferencia del pasivo tiene lugar en el mercado principal del activo o pasivo o en el mercado más ventajoso para el activo o pasivo.

Para aquellos instrumentos financieros sin los precios de mercado disponibles, los valores razonables se han estimado utilizando transacciones recientes de instrumentos análogos y, en su defecto, los valores actuales u otras técnicas de valuación basadas en modelos matemáticos de valoración suficientemente contrastados por la comunidad financiera internacional. En la utilización de estos modelos, se tienen en consideración las peculiaridades específicas del activo o pasivo a valorar y, muy especialmente, los distintos tipos de riesgos que el activo o pasivo lleva asociados.

Estas técnicas son inherentemente subjetivas y se ven significativamente afectadas por los supuestos utilizados, incluyendo la tasa de descuentos, las estimaciones de flujos de efectivo futuros y las hipótesis de prepago. En ese sentido, pueden dar lugar a que el valor razonable así estimado de un activo o pasivo no coincida exactamente con el precio al que el activo o pasivo podría ser entregado o liquidado en la fecha de su valoración y no puedan ser justificadas en comparación con mercados independientes.

Determinación del valor razonable de los instrumentos financieros

A continuación se presenta una comparación entre el valor por el que figuran registrados los activos y pasivos financieros del Banco y su correspondiente valor razonable al 31 de marzo de 2015 y al 31 de diciembre de 2014:

	Al 31 de marzo de		Al 31 de diciembre de
	2015		2014
	Monto registrado	Valor razonable	Monto registrado	Valor razonable
	MM$	MM$	MM$	MM$

Activos
Efectivo y depósitos en bancos	1.832.892	1.832.892	1.608.888	1.608.888
Operaciones con liquidación en curso	1.063.702	1.063.702	531.373	531.373
Instrumentos para negociación	298.862	298.862	774.815	774.815
Contrato de retrocompra y préstamos de valores	-	-	-	-
Contratos de derivados financieros	2.750.897	2.750.897	2.727.563	2.727.563
Créditos y cuentas por cobrar a clientes y adeudado por bancos	22.978.077	25.092.115	22.191.856	24.187.545
Instrumentos de inversión disponibles para la venta	1.523.042	1.523.042	1.651.598	1.651.598

Pasivos
Depósitos y obligaciones con bancos	18.442.303	18.735.571	18.126.038	18.470.479
Operaciones con liquidación en curso	846.771	846.771	281.259	281.259
Contratos de retrocompra y préstamos de valores	225.590	225.590	392.126	392.126
Contratos de derivados financieros	2.294.942	2.294.942	2.561.384	2.561.384
Instrumentos de deuda emitidos y otras obligaciones financieras	6.094.107	6.617.096	5.990.237	6.456.142

Adicionalmente, las estimaciones del valor razonable presentadas anteriormente, no intentan estimar el valor de las ganancias del Banco generadas por su negocio, ni futuras actividades, y por lo tanto no representa el valor del Banco como empresa en marcha. A continuación se detalla los métodos utilizados para la estimación del valor razonable de los instrumentos financieros.

a)	Efectivo y depósitos en bancos

El valor registrado de efectivo y adeudado por bancos se aproxima a su valor razonable estimado dado por su naturaleza de corto plazo.

b)	Operaciones con liquidación en curso, instrumentos para negociación, instrumentos de inversión disponibles para la venta, contratos de retrocompra y préstamos de valores

El valor razonable estimado de estos instrumentos financieros se determinó utilizando valores de mercado o cotizaciones de un dealer disponible, o los precios cotizados en el mercado de instrumentos financieros con características similares. Las inversiones con vencimiento en menos de un año se valúan a su valor registrado, porque son, debido a su corto plazo de madurez, consideradas que tienen un valor razonable que no es significativamente diferente de su valor registrado. Para las estimaciones del valor razonable de las inversiones de deuda o valores representativos de deuda incluidos en estos rubros, éstas toman en cuenta variables e insumos adicionales, en la medida que apliquen, incluyendo estimación de tasas de prepago, y riesgo de crédito de los emisores.

Estados Financieros Intermedios Consolidados Marzo 2015 / Banco Santander Chile 103

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2015 Y 2014 Y AL 31 DE DICIEMBRE DE 2014

NOTA N°32

VALOR RAZONABLE DE ACTIVOS Y PASIVOS FINANCIEROS, continuación

c)	Créditos y cuentas por cobrar a clientes y adeudado por bancos

El valor razonable de los préstamos comerciales, préstamos hipotecarios, tarjetas de crédito y préstamos de consumo es medido utilizando el análisis de descuento de flujos de caja. Para esto se utilizan tasas de interés vigente en el mercado en consideración al producto, plazo, monto y similar calidad crediticia. El valor razonable de los préstamos que tienen una mora igual o superior a 90 días es medido utilizando el valor de mercado de la garantía asociada, descontada a la tasa y plazo esperado de realización. Para los préstamos de tasa variable cuyas tasas de interés cambian frecuentemente (mensualmente o trimestralmente) y que no están sujetas a ningún cambio significativo de riesgo de crédito, el valor razonable estimado se basa en su valor libro.

d)	Depósitos

El valor razonable revelado de depósitos que no devengan interés y cuentas de ahorro, es la cantidad a pagar en la fecha de reporte y, en consecuencia, es igual a la suma registrada. El valor razonable de los depósitos a plazo se calcula utilizando el método de flujo de caja descontado, que aplica tasas de interés corrientes ofrecidas actualmente a un calendario de vencimientos mensuales previstos en el mercado.

e)	Instrumentos de deuda emitidos a corto y largo plazo

El valor razonable de estos instrumentos financieros se calcula utilizando el análisis de descuento del flujo de caja basado en las tasas de préstamos incrementales corrientes, para similares tipos de acuerdos de préstamos, con vencimientos similares.

f)	Contratos de derivados financieros

El valor razonable estimado de los contratos de forwards de divisas se calculó utilizando los precios cotizados en el mercado de instrumentos financieros de características similares.

El valor razonable de los swaps de tipos de interés representa el importe estimado que el Banco espera recibir o pagar para rescindir los contratos o acuerdos, teniendo en cuenta las estructuras de plazos de la curva de tipo de interés, volatilidad del subyacente y el riesgo de crédito de las contrapartes.

Si no existen precios cotizados en el mercado (directos o indirectos) para algún instrumento derivado, las respectivas estimaciones de valor razonable se han calculado utilizando modelos y técnicas de valuación tales como Black-Scholes, Hull y simulaciones de Monte Carlo y considerando las entradas/insumos relevantes tales como volatilidad de opciones, correlaciones observables entre subyacentes, riesgo de crédito de las contrapartes, la volatilidad implícita del precio, velocidad con que la volatilidad revierte a su valor medio, relación lineal (correlación) entre el valor de una variable de mercado y su volatilidad, entre otras.

g)	Medida del valor razonable y jerarquía

La NIIF 13 “Medición del Valor Razonable” establece una jerarquía de valor razonable, que segrega los insumos y/o supuestos de técnicas de valoración utilizados para medir el valor razonable de instrumentos financieros. La jerarquía brinda la máxima prioridad a precios cotizados no ajustados en mercados activos, para activos o pasivos idénticos (nivel 1) y la más baja prioridad a las medidas que implican importantes entradas o insumos no observables (nivel 3 mediciones). Los tres niveles de la jerarquía de valor razonable son los siguientes:

•	Nivel 1: los datos de entrada son precios cotizados (no ajustados) en mercados activos para activos y pasivos idénticos para los cuales el Banco puede acceder a la fecha de medición.
•	Nivel 2: los datos de entrada distintos a los precios cotizados incluidos en el Nivel 1 que son observables para activos o pasivos, directa o indirectamente.
•	Nivel 3: los datos de entradas no observables para el activo o pasivo.

El nivel en la jerarquía en el que una medición se clasifica, se basa en el nivel más bajo de la entrada/insumo que es significativo para la medición como tal del valor razonable en su totalidad.

Estados Financieros Intermedios Consolidados Marzo 2015 / Banco Santander Chile 104

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2015 Y 2014 Y AL 31 DE DICIEMBRE DE 2014

NOTA N°32

VALOR RAZONABLE DE ACTIVOS Y PASIVOS FINANCIEROS, continuación

La mejor evidencia del valor razonable de un instrumento financiero en el momento inicial es el precio de la transacción observado en el mercado (Nivel 1).

En los casos donde no puedan observarse cotizaciones, la dirección realiza su mejor estimación del precio que el mercado fijaría utilizando para ello sus propios modelos internos que utilizan en la mayoría de los casos datos basados en parámetros observables de mercado como inputs significativos (Nivel 2) y, en limitadas ocasiones, utilizan inputs significativos no observables en datos de mercado (Nivel 3). Para realizar esta estimación, se utilizan diversas técnicas, incluyendo la extrapolación de datos observables del mercado.

Los instrumentos financieros a valor razonable y determinados por cotizaciones publicadas en mercados activos (Nivel 1) comprenden:

-	Bonos del Gobierno y Tesorería de Chile.

En el caso que los instrumentos no sean observables en mercado en un 100%, sin embargo, el precio es función de otros precios que si son observables en mercado (Nivel 2).

Los siguientes instrumentos financieros son clasificados en el nivel 2:

Tipo de instrumento financiero	Modelo utilizado en valoración	Descripción

• Letras hipotecarias, bonos privados	Valor presente de los flujos.

Las tasas (TIR) las provee RiskAmérica según el siguiente criterio:

Si en el día de valorización existen una o más transacciones validas en la Bolsa de Comercio de Santiago para un determinado nemotécnico, la tasa informada es el promedio ponderado por monto de tasas observadas.

En el caso de no existir transacciones válidas para un determinado nemotécnico el día de la valorización, la tasa informada es una “TIR base”, a partir de una estructura de referencia, más un “Spread Modelo” basado en la información de spreads históricos del mismo papel o de papeles similares.

• Depósitos a Plazo	Valor presente de los flujos.

Las tasas (TIR) las provee RiskAmérica según el siguiente criterio:

Si en el día de valorización existen una o más transacciones validas en la Bolsa de Comercio de Santiago para un determinado nemotécnico, la tasa informada es el promedio ponderado por monto de tasas observadas.

En el caso de no existir transacciones válidas para un determinado nemotécnico el día de la valorización, la tasa informada es una “TIR base”, a partir de una estructura de referencia, más un “Spread Modelo” basado las “curvas Emisoras”.

• Swap Cámara Promedio (CMS), Forward de FX e inflación, Cross Currency Swap (CCS), Interest Rate Swap (IRS)	Valor presente de los flujos.

Las tasas (TIR) las provee ICAP, GFI, Tradition y Bloomberg según el siguiente criterio:

Con los precios de mercado publicados se construye la curva de valorización mediante el método de bootstrapping y luego se utiliza esta curva para valorizar los distintos derivados.

• Opciones FX	Black-Scholes

Fórmula ajustada por smile de volatilidad (volatilidad implícita). Los precios (volatilidades) los provee BGC Partners según el siguiente criterio:

Con los precios de mercado publicados se construye la superficie de volatilidad mediante interpolación y luego se utilizan estas volatilidades para valorizar las opciones.

En limitadas ocasiones, se utilizan inputs no observables en datos de mercado (Nivel 3). Para realizar esta estimación, se utilizan diversas técnicas, incluyendo la extrapolación de datos observables del mercado o un mix con datos que si son observables.

Estados Financieros Intermedios Consolidados Marzo 2015 / Banco Santander Chile 105

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2015 Y 2014 Y AL 31 DE DICIEMBRE DE 2014

NOTA N°32

VALOR RAZONABLE DE ACTIVOS Y PASIVOS FINANCIEROS, continuación

Los siguientes instrumentos financieros son clasificados a nivel 3:

Tipo de instrumento financiero	Modelo utilizado en valoración	Descripción

• Caps/Floors/Swaptions	Modelo Black Normal para Cap/Floors y Swaptions	No hay input observable de volatilidad implícita.

• Opciones UF	Black – Scholes	No hay input observable de volatilidad implícita.

• CCS con Ventana	Hull-White	Modelo Hibrido HW para tasas y moción browniana para FX. No hay input observable de volatilidad implícita.

• CCS (contratos especiales)	FRA Implícito	Start Fwd no soportadas por Murex (plataforma) debido a la estimación UF fwd.

• CCS, IRS, CMS en TAB	Valor presente de flujos	Valorización obtenida usando curva de interés interpolando a vencimiento de flujos, no obstante TAB no es una variable directamente observable ni correlacionada a ningún insumo de mercado.

• Certificados (en nuestro caso bonos de baja liquidez)	Valor presente de flujos	Valorización utilizando precios de instrumentos de similares características más una tasa de castigo por liquidez.

La siguiente tabla presenta los activos y pasivos que son medidos a valor razonable en una base recurrente, al 31 de marzo de 2015 y al 31 de diciembre de 2014:

	Medidas de valor razonable
31 de marzo de	2015	Nivel 1	Nivel 2	Nivel 3
	MM$	MM$	MM$	MM$

Activos
Instrumentos para negociación	298.862	256.930	41.932	-
Instrumentos disponibles para la venta	1.523.042	710.048	812.106	888
Derivados	2.750.897	-	2.707.650	43.247
Totales	4.572.801	966.978	3.561.688	44.135

Pasivos
Derivados	2.294.942	-	2.294.942	-
Totales	2.294.942	-	2.294.942	-

	Medidas de valor razonable
31 de diciembre de	2014	Nivel 1	Nivel 2	Nivel 3
	MM$	MM$	MM$	MM$

Activos
Instrumentos para negociación	774.815	731.344	43.471	-
Instrumentos disponibles para la venta	1.651.598	1.028.639	622.075	884
Derivados	2.727.563	-	2.684.782	42.781
Totales	5.153.976	1.759.983	3.350.328	43.665

Pasivos
Derivados	2.561.384	-	2.561.384	-
Totales	2.561.384	-	2.561.384	-

Estados Financieros Intermedios Consolidados Marzo 2015 / Banco Santander Chile 106

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2015 Y 2014 Y AL 31 DE DICIEMBRE DE 2014

NOTA N°32

VALOR RAZONABLE DE ACTIVOS Y PASIVOS FINANCIEROS, continuación

La siguiente tabla presenta la actividad del Banco para activos y pasivos medidos a valor justo en base recurrente usando entradas significativas sin observar (nivel 3) al 31 de marzo de 2015 y 2014 y al 31 de diciembre de 2014:

	Activos	Pasivos
	MM$	MM$

Al 1 de enero de 2015	43.665	-

Ganancias (pérdidas) totales realizadas y no realizadas:
Incluidas en ganancias	466	-
Incluidas en resultados integrales	4	-
Compras, emisiones y colocaciones (netas)	-	-

Al 31 de marzo de 2015	44.135	-

Ganancias o pérdidas totales incluidas en resultado del 2015 atribuibles al cambio en ganancias (pérdidas) no realizadas relativas a activos o pasivos al 31 de marzo de 2014	470	-

	Activos	Pasivos
	MM$	MM$

Al 1 de enero de 2014	52.104	(1.419)

Ganancias (pérdidas) totales realizadas y no realizadas:
Incluidas en ganancias	(2.811)	1.419
Incluidas en resultados integrales	-	-
Compras, emisiones y colocaciones (netas)	31	-

Al 31 de marzo de 2014	49.324	-

Ganancias o pérdidas totales incluidas en resultado del 2014 atribuibles al cambio en ganancias (pérdidas) no realizadas relativas a activos o pasivos al 31 de marzo de 2014	(2.780)	1.419

Las ganancias (pérdidas) realizadas y no realizadas incluidas en resultado para el año 2015 y 2014 de los activos y pasivos valorados a valor razonable sobre una base recurrente mediante significativas entradas no observables (Nivel 3), se registran en el Estado Intermedio del Resultado Consolidado dentro del rubro “Utilidad neta de operaciones financieras”.

El efecto potencial al 31 de marzo de 2015 y al 31 de diciembre de 2014, sobre la valoración de los activos y pasivos valorados a valor razonable sobre una base recurrente mediante significativas entradas no observables (Nivel 3) que se derivaría de un cambio en las principales hipótesis en el caso de utilizar otras hipótesis razonablemente posibles menos favorables o más favorables que las empleadas, no es considerado significativo para el Banco.

La siguiente tabla muestra los instrumentos financieros sujetos de compensación de acuerdo a NIC 32:

				Al 31 de marzo de 2015
	Instrumentos financieros sujetos a compensación			Importes vinculados no compensados en el balance de situación			Resto Instrumentos financieros no vinculados y/o no sujetos a compensación
Instrumento financiero	Importes brutos de activos financieros	Importes brutos de pasivos financieros compensados en el balance de situación	Importe neto (“+” o “ -“) de activos financieros presentados en el balance de situación	Instrumentos financieros- Activos	Instrumentos financieros- Pasivos	Importe neto	Activos	Pasivos	Importe neto
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$
Contratos de derivados financieros	-	-	-	2.586.491	2.083.383	503.108	164.406	211.559	(47.153)
Contratos de retrocompra	-	-	-	-	-	-	42.004	2.241	39.763
Total	-	-	-	2.586.491	2.083.383	503.108	206.410	213.800	(7.390)

Estados Financieros Intermedios Consolidados Marzo 2015 / Banco Santander Chile 107

Banco Santander Chile y Afiliadas
Notas a los Estados Financieros Intermedios Consolidados
AL 31 DE MARZO DE 2015 Y 2014 Y AL 31 DE DICIEMBRE DE 2014

NOTA N°33

HECHOS POSTERIORES

Con fecha 28 de abril de 2015, el Banco realizó la emisión de un bono CHF 150.000.000 con una tasa fija (libor 6m + 47 bps) a 7 años.

En Junta General Ordinaria de Accionistas celebrada el 28 de abril de 2015 se acuerda distribuir el 60% de las utilidades líquidas del ejercicio correspondiente al año 2014 (dividendos totales por $ 330.199 millones). Asimismo, se aprueba que el 40% restante de las utilidades sea destinado a incrementar el patrimonio del Banco.

No existen otros hechos posteriores ocurridos entre el 1 de abril de 2015 y la fecha de emisión de estos Estados Financieros (29 de abril de 2015) que revelar.

FELIPE CONTRERAS FAJARDO Gerente de Contabilidad	CLAUDIO MELANDRI HINOJOSA Gerente General

Estados Financieros Intermedios Consolidados Marzo 2015 / Banco Santander Chile 108